Air T is committed to taking the initiative. The insights and ideas motivating our initiatives may have large or small payoffs, may arise for many reasons in many contexts, may have a low or high chance of generating a successful outcome, and may be about growth or risk mitigation. Yet initiatives always require a dynamic individual and dynamic team to make a calibrated first step— to observe where things go and make adjustments accordingly.

As a small and resource-limited company we work to remain wise about the challenges and advantages of our scale. Therefore, we try to identify small, restrained activities that have the ability to gain momentum and grow, and a path to wind-down if results aren't sufficient. The high concept is: we scale Air T capital invested proportional with the power of our know-how in prospective profits. If the fourteen (14) or so businesses within Air T generate insights and ideas worth pursing, then we do our best to fund them and let the dynamos do their work.

Naturally, this is about the best we can do given the way the world works. Scaling up our allocator-operator model within our independent-yet-interrelated corporate network can be difficult and subtle work. It makes room for a wonderful variety of personalities and styles and horizons. It's not a small benefit to shareholders if we generate a flow of practices resulting in openness to opportunities - and the people with skills - then act together intelligently with the right resources.

First consider a table of initiatives, each of which have not generated operating income or EBITDA for Air T, and may never generate operating income or EBITDA; but which we believe remain good initiatives:

Business	Initiative	Negative Cash Flow Since
Delphax	Falcon 170 digital inkjet printer: wide application, including envelopes—a large addressable market	2015
Ambry Hill	Vista Suite software: empowering aviation	2018
Blue Clay	Investment management platform: including an African equity fund.	2019
CAM JV	Managing aircraft for investor-partners	2020
Crestone	Managing aircraft for investor-partners	2022
LGSS	Managing landing gear	2022

Now consider a table of Air T initiatives that generate distributions to us on an average year:

Business	Year Invested
Cadillac Casting	2019
Air T Digital	2022
AirZona	2021
CAM LP Interests	2022-2023

If the right teams and leaders emerge, then we can buy and build a set of self-reinforcing businesses. For example, since our 2015 investment in JetYard, we have opportunistically acquired companies that work well together: Worthington Aviation, Air Co, AirCo Services. Furthermore, our capabilities list now include coverage of narrow-body aircraft and regional jets and turboprops. We are able to evaluate and invest in a wider set of inventories either on our own balance sheet, or with investment partners.

We appreciate the dynamic leaders and teams at our businesses—many of whom get great results with little if any help from Air T. Years ago someone told me that the 'salutary neglect' of the British allowed the Americans to build their own civic institutions. It's something like that. Let's consider, for example, the recent remarkable growth and transformation of Mountain Air Cargo ("MAC"). The business had room for improvement when Mike Bandalan was promoted to the CEO position in Fiscal 2020. Since then, he has reclaimed the best of MAC's 40-year history, emphasized 'classic MAC' values and created a renaissance in the MAC culture. The company is all-in on the classic MAC service to its largest customer and its Big Mountain vision. Pleased and trusting of Mike's leadership, their largest customer has been adding to MAC's responsibilities within their system. Aircraft operated have grown this way:

Fiscal Year	Aircraft
2017	80
2018	79
2019	79
2020 – Bandalan named CEO	69
2021	66
2022	72
2023	85

We are happy to be associated with Mike Bandalan and his team. And looking forward to what they are going to do next - which potentially includes adding customers and capabilities to their system with acquisitions, such as their recent purchase of Worldwide Aviation Services, Inc.

Unfortunately, in recent years we have been reminded of the notion that people often do what they can and suffer what they must at the hands of the bigger, badder, more craven, and more powerful. What a demoralizing situation! Air T is working to make room for people who love excellence and have the know how to execute skillfully on a plan, to thereby free themselves —and the people around them— to do great things. This is not an easy task, especially if the challenges mean personal growth. While planning for, and awaiting, the likely higher-vol business environment ahead (don't fight the Fed!), we also look forward to the inspiration that will come from watching the champions within the Air T system take on the challenges ahead — growing themselves and their businesses.



Air T, Inc.
11020 David Taylor Drive
Suite 305
Charlotte, NC 28262
Telephone: (980) 595-2840
FAX: (704) 489-9960

July 24, 2023

To Our Stockholders:

We are mailing to you, for your information and review, Air T, Inc.'s 2023 Annual Report, Notice of Meeting and Proxy Statement for our Annual Meeting of Stockholders to be held Wednesday, August 16, 2023, accompanying proxy card and return envelope. The meeting will be held in person at the Company's Minnesota executive office, 5000 W. 36th Street, Suite 200, Minneapolis, Minnesota 55416.

The accompanying Proxy Statement provides you with a summary of the proposals on which our stockholders will vote at the annual meeting. Your vote is important regardless of the number of shares you hold. To ensure your representation at the meeting, please complete, sign, date and return your enclosed proxy card as soon as possible in the postage-paid envelope provided. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares, and the vote cannot be cast unless you provide instructions to your broker. You should follow instructions provided by your broker regarding how to instruct your broker to vote your shares. If you choose to attend the annual meeting, you may revoke your proxy and personally cast your votes at the annual meeting.

Stockholder matters, including a transfer of shares, missing stock certificates, or changes of address can be directed to the Company's transfer agent at the following mailing address, email address and telephone number:

American Stock Transfer and Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Email address: info@amstock.com
Telephone Number: 1-800-937-5449

If you should have a question or require an additional copy of the documents mentioned above, please contact me directly at 980-595-2840.

Sincerely,

Nick Swenson
President, Chief Executive Officer and Chairman of the Board

Enclosures

[Intentionally left blank.]

AIR T, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON AUGUST 16, 2023

To Our Stockholders:

You are cordially invited to attend the annual meeting of stockholders (the "Annual Meeting") of Air T, Inc. (the "Company"), to be held on August 16, 2023 at 8:30 a.m. local time. The meeting will be held at the Company's executive office in Minnesota.

The purpose of the meeting is to consider and act on the following matters:

1. Elect as directors the seven (7) nominees named in the accompanying proxy statement to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified;

2. To approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the accompanying proxy statement;

3. To approve an amendment to the Company's Certificate of Incorporation to allow for the exculpation of officers;

4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2024; and

5. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

AFTER CAREFUL CONSIDERATION OF EACH OF THE PROPOSALS ABOVE, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE PROPOSALS TO BE CONSIDERED AND VOTED ON AT THE ANNUAL MEETING.

Only stockholders of record as of the close of business on June 27, 2023 are entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof. Each share of our outstanding common stock will entitle the holder to one vote on each matter that properly comes before the annual meeting. You may examine a list of those stockholders at our executive office at 5000 West 36th Street, Minneapolis, Minnesota 55416, during the 10-day period preceding the annual meeting.

The accompanying proxy statement provides you with a summary of the proposals on which our stockholders will vote at the annual meeting. We encourage you to read this entire document before voting.

Your vote is important no matter how large or small your holdings may be. To ensure your representation at the meeting, please complete, sign, date and return your proxy card as soon as possible. If your shares are held in "street name" by your broker or other nominee, only that holder can vote your shares, and your vote cannot be cast unless you provide instructions to your broker. You should follow instructions provided by your broker regarding how to instruct your broker to vote your shares.

This Annual Meeting Notice and Proxy Statement, 2023 Annual Report and proxy card are first being made available to our stockholders on or about July 24, 2023.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE AS SOON AS POSSIBLE.

You may vote by following the instructions on the Notice Regarding the Availability of Proxy Materials, or, if you received proxy materials by mail, by completing, signing and dating the enclosed proxy and returning it promptly in the envelope provided, or authorizing your proxy by telephone or through the Internet. Please review the instructions on each of your voting options described in the Proxy Statement, as well as in the Notice Regarding the Availability of Proxy Materials or proxy card you received in the mail.

You have the option to revoke your proxy at any time prior to the Annual Meeting, or to vote your shares personally if you attend the Annual Meeting virtually. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies by the Company.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 16, 2023:

Our Annual Meeting Notice, Proxy Statement and 2023 Annual Report are also available at *http://www.airt.net*.

By Order of the Board of Directors

Nick Swenson
President, Chief Executive Officer and Chairman of the Board

July 24, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 16, 2023

This notice, the accompanying proxy statement and proxy and the Air T, Inc. 2023 Annual Report to Stockholders, which includes the Air T Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2023, are available at http://www.airt.net/investors/annual-meeting-materials Additionally, and in accordance with the rules of the Securities and Exchange Commission, stockholders may access these materials at the website indicated in the Notice of Internet Availability of Proxy Materials that you receive in connection with this notice and the accompanying proxy statement.



Air T, Inc.
11020 David Taylor Drive
Suite 305
Charlotte, NC 28262
Telephone (980) 595-2840

PROXY STATEMENT

The enclosed proxy is solicited on behalf of the Board of Directors of Air T, Inc. (referred to as the "Company") in connection with the annual meeting of stockholders of the Company to be held in person on Wednesday, August 16, 2023 at 8:30 a.m. at 5000 West 36th Street, Minneapolis, Minnesota 55416. The attached proxy should be used to vote your shares. You may revoke your proxy at any time before it is exercised by:

• giving a written notice of revocation to the Secretary of the Company,

• submitting a proxy having a later date, or

• voting at the meeting by submitting a new proxy.

All shares represented by valid proxies and not revoked before they are voted will be voted as specified. If no specification is made, proxies will be voted "FOR" electing all nominees for director listed on the proxy in Item 1, "FOR" the resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement, "FOR" the proposal to amend the Company's Certificate of Incorporation to add a provision providing officer exculpation and "FOR" ratifying Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2024.

The Board of Directors knows of no matters, other than those stated above, to be presented for consideration at the annual meeting. If, however, other matters properly come before the annual meeting or any adjournment thereof, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their best judgment on any such matters. The persons named in the accompanying proxy may also, if it is deemed advisable, vote such proxy to adjourn the annual meeting from time to time, including if there is not a quorum on the date set for the annual meeting.

This proxy statement, the enclosed proxy card and the Company's 2023 Annual Report to Stockholders are being first made available to our stockholders on or about July 24, 2023. The Annual Report does not constitute "soliciting material" and is not to be deemed "filed" with the Securities and Exchange Commission.

The Company will pay the costs of preparing this proxy statement and of soliciting proxies in the enclosed form. Our officers, directors and employees may solicit proxies personally, by telephone, mail or facsimile, or via the Internet. These individuals will not receive any additional compensation for their solicitation efforts. You may also be solicited by means of press releases issued by the Company, postings on our website, www.airt.net, and advertisements in periodicals. In addition, upon request we will reimburse banks, brokers and other nominees representing beneficial owners of shares for their expenses in forwarding voting materials to their customers who are beneficial owners and in obtaining voting instructions.

VOTING

Only stockholders of record at the close of business on June 27, 2023 will be entitled to vote at the annual meeting or any adjournment or adjournments thereof. The number of outstanding shares entitled to vote at the stockholders meeting is 2,817,754. The presence of a majority of the outstanding shares of the Company's Common Stock, par value $.25 per share (the "Common Stock"), represented in person or by proxy at the meeting will constitute a quorum necessary to conduct business at the meeting.

How to Vote

If you are a registered stockholder, you may vote your shares by mail by completing, signing, dating and returning a proxy card or you may vote your shares in person by attending the meeting and voting your shares in person at the meeting. Even if you plan to attend the meeting, the Company encourages you to vote your shares by proxy. If you choose to attend the meeting, please be prepared to establish your stock ownership and identification in accordance with the instructions provided to obtain access to the meeting.

If you are a beneficial stockholder and your broker holds your shares in its name, your broker may provide you alternative methods of providing your voting instructions, including by Internet or telephone. This depends on the voting process of the broker through which you hold the shares. Please follow their directions carefully.

Voting of Shares Held Through Brokers

If you are a beneficial stockholder and your broker holds your shares in its name, your broker cannot vote your shares on the following matters if you do not timely provide instructions for voting your shares:

- the election of directors;

- the advisory vote on approval of the compensation paid to the Company's named executive officers; and

- the amendment to the Company's Certificate of Incorporation.

If your shares are maintained through an account with a broker, it is likely that your broker holds your shares in its name, and you should contact your broker if you are uncertain whether your broker holds your shares in its name. Shares not voted by brokers on these matters if timely voting instructions are not provided are referred to as "broker non-votes." However, your broker may vote your shares on any other matter that may be presented to the stockholders for a vote at the meeting, including the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, if the broker does not receive voting instructions from you.

If your broker holds your shares in its name, for you to vote those shares you must provide voting instructions to the broker through which you hold the shares. Please follow their directions carefully.

Required Voting Thresholds for Matters to be Considered at the Meeting

Directors will be elected by a plurality of the votes cast—that is, the seven (7) nominees receiving the most votes will be elected as directors. Cumulative voting is not allowed. Accordingly, abstentions and broker non-votes will not affect the outcome of the election of directors.

On the matter related to the advisory vote on compensation paid to the Company's named executive officers, the Company will consider that our stockholders will approve of the compensation for named executive officers as disclosed in this Proxy Statement if there are more "FOR" votes than the total of "AGAINST" and "ABSTAIN" votes.

The matter of approval of an amendment to the Company's Certificate of Incorporation to add an officer exculpation provision requires the affirmative vote of a majority of our outstanding shares of common stock. An abstention or broker non-vote will have the same effect as a negative vote on this matter.

Ratification of the appointment of the independent registered public accounting firm for the fiscal year ending March 31, 2024, requires the affirmative vote of a majority of the shares present or represented at the meeting and entitled to vote. An abstention will have the same effect as a negative vote but, because shares held by brokers will not be considered entitled to vote on matters as to which the brokers withhold authority, a broker non-vote, if applicable, will have no effect on the vote on this matter.

Changing Your Vote

Even after you have submitted your vote, you may revoke your proxy and change your vote at any time before voting begins at the annual meeting. If you are a registered stockholder, you may do this by:

- timely delivering to the Company's Secretary, or at the meeting, a later dated signed proxy card or

- by voting your shares in person at the meeting in accordance with instructions provided at the meeting.

Your participation at the meeting will not automatically revoke your proxy; you must specifically revoke it and vote your shares as provided at the meeting.

If your broker holds your shares in its name, you should contact your bank, broker or other nominee to find out how to revoke your proxy. If you have obtained a legal proxy from your nominee giving you the right to vote your shares, you may vote at the meeting in accordance with instructions provided or by sending in an executed proxy with your legal proxy form.

CERTAIN BENEFICIAL OWNERS OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership (determined in accordance with Rule 13d-3 of the Securities and Exchange Commission) of shares of Common Stock, par value $.25 per share, of the Company as of June 30, 2023 by each person that beneficially owns five (5%) percent or more of the shares of Common Stock. Each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, except as otherwise set forth in the notes to the table.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount of Beneficial Ownership as of June 30, 2023	Percent of Class[1]
AO Partners I, L.P. et al.[2] 5000 W. 36th Street, Suite 200 Minneapolis, Minnesota 55416	1,353,549	48.03%
Farnam Street Partners, L.P. et al.[3] 3033 Excelsior Boulevard, Suite 320 Minneapolis, Minnesota 55416	492,029	17.46%

(1) Based upon 2,817,754 shares outstanding on June 30, 2023.

(2) Includes shares held by AO Partners I, L.P. ("AO Partners Fund") and indirectly by AO Partners, LLC ("AO Partners") as General Partner. AO Partners Fund and AO Partners have shared power to direct the voting and disposition of 972,584 shares. Nick Swenson as Manager of AO Partners disclaims beneficial ownership of such shares, except as to his pecuniary interest therein. Nick Swenson has sole power to direct the voting and disposition of 157,858 shares held directly and by Glenhurst Co. (which includes 3,750 shares purchasable upon the exercise of stock options granted to him by the Company for his service on the Company's Board of Directors and 94,938 shares held by Glenhurst Co.), and Groveland Capital, LLC and Groveland DST, LLC have the power to direct the voting and disposition of 53,301 shares and 169,806 shares respectively.

(3) Includes 394,090 shares held by Farnam Street Partners, L.P., 55,793 shares held by FS Special Opportunities Fund I, LP, and 11,500 shares held by Car of MN, LLC. Mr. Cabillot is an officer of Farnam Street Capital, Inc., the general partner of Farnam Street Partners, L.P. and FS Special Opportunities Fund I, L.P. and the managing member of Car by MN, LLC. Messrs. Cabillot and Peter O. Haeg, as officers of FSC, the general partner of the Farnam Funds, share voting and dispositive power over all of the shares of Company common stock held by the Farnam Funds. Mr. Cabillot and Mr. Haeg individually own 20,646 shares and 10,000 shares of Company common stock, respectively.

PROPOSAL 1 -- ELECTION OF DIRECTORS

Under the Company's certificate of incorporation and by-laws, as amended, directors are elected at each annual meeting and hold office until their respective successors are elected and have qualified. The Board of Directors has established the number of directors constituting the Board of Directors at seven (7). Accordingly, up to seven (7) directors may be elected at the annual meeting.

The following sets forth certain information with respect to the individuals who are nominated by the Board of Directors, upon recommendation of its Nominating Committee, for election to the Board of Directors at the annual meeting. Each of the following nominees is currently a director of the Company. For each nominee we have disclosed the particular experience, qualifications, attributes, or skills that led the Board to conclude that the nominee should serve as a director.

Raymond Cabillot, age 60, was elected as a director of the Company in November 2016 and as Lead Independent Director of the Company in 2019. Since 1998, Mr. Cabillot has served as Chief Executive Officer and director of Farnam Street Capital, Inc., the General Partner of Farnam Street Partners L.P., a private investment partnership. Prior to his service at Farnam Street Capital, Mr. Cabillot was a Senior Research Analyst at Piper Jaffrey, Inc., an investment bank and asset management firm, from 1989 to 1997. Early in his career, Mr. Cabillot worked for Prudential Capital Corporation as an Associate Investment Manager and as an Investment Manager. Mr. Cabillot has served on the board of directors of Oxbridge Re Holdings Limited, a specialty property and casualty reinsurer, since 2013, and Pro-Dex, Inc., a manufacturer of surgical, dental, and scientific instruments, since 2013. Mr. Cabillot also served as Chairman of the Board of O.I. Corporation, a manufacturer of chemical analysis and monitoring products, from 2007 through 2010. Mr. Cabillot earned his BA with a double major in economics and chemistry from St. Olaf College and an MBA from the University of Minnesota. He is a Chartered Financial Analyst.

Mr. Cabillot was elected to the Board and as Lead Independent Director for his strong analytical skills and over 25 years' experience as a financial analyst and investment manager. His prior service as a public company director and chairman also brings valuable corporate governance experience to the Board.

William Foudray, age 53, was elected as a director of the Company in August 2013. Mr. Foudray has served as Executive Vice President of Vantage Financial, LLC, an equipment leasing and finance company, since he co-founded that firm in August 2011. Mr. Foudray served in various executive capacities, including as Vice President of Operations, Chief Financial Officer and Executive Vice President, of Fidelity National Capital, Inc., a third-party technology leasing firm and then subsidiary of Fidelity National Financial, Inc., from 1999 until the sale of that company in 2009 to Winthrop Resources Corporation and as Vice President of Winthrop Resources Corporation, a technology leasing company, from 2009 to July 2011.

Mr. Foudray's experience in the leasing business, including in the equipment leasing business provides the Board with valuable insight with respect to opportunities to expand leasing activities of the Company's businesses. In addition, Mr. Foudray's experience as an executive officer of a significant operating business and as a former chief financial officer add to the Board's expertise in operational and financial matters.

Gary Kohler, age 66, was elected as a director of the Company in September 2014. Mr. Kohler has served as Chief Investment Officer, portfolio manager and Managing Partner of Blue Clay Capital Management, LLC, an investment management firm, since January 1, 2012. Mr. Kohler served as a portfolio manager and partner of Whitebox Advisors, LLC, an investment management firm, from January 2000 to December 2011. Mr. Kohler served in various capacities, including portfolio manager and Vice President, of Okabena Company, a private investment advisory firm, from 1984 to 1997.

Mr. Kohler's experience in investing and managing investments in a wide variety of businesses during his over 25-year career in the field of investment management services provides the Board with additional depth in financial, analytical and investment expertise.

Peter McClung, age 53, was elected as a director of the Company in December 2017. Mr. McClung is an experienced business executive and expert in developing sales and marketing strategies based on customer insights. Mr. McClung has over 20 years' experience building and leading teams to grow revenue, profitability and market share in a variety of industries. He spent the first part of his career as a sales and marketing executive in roles of increasing responsibility with Novartis, BASF, and UnitedHealth Group. In 2009, Mr. McClung formed a business strategy consulting firm, which expanded into a full-service branding agency in 2013, called welcometoseven.com. In 2016, Mr. McClung became CEO of The Jump Group, LLC, a joint venture technology company with welcometoseven.com and venture capital investors. In 2022 Mr. McClung founded Blankspace Social, LLC.

The Board nominated Mr. McClung because of his expertise in the areas of strategy, marketing and sales, in addition to his experience as both an entrepreneur as well as a senior leader in several Fortune 500 companies.

Nick Swenson, age 54, has served as a director of the Company since August 2012 and as Chairman of the Board of Directors since August 2013. In October 2013, Mr. Nick Swenson was appointed as the interim President and Chief Executive Officer of the Company and was appointed as President and Chief Executive Officer of the Company in February 2014. Mr. Nick Swenson is also the managing member of AO Partners, LLC which is the general partner of AO Partners I, L.P., an investment fund. Mr. Nick Swenson previously served as a portfolio manager and partner of Whitebox Advisors, LLC, an investment management firm. Mr. Nick Swenson serves as a director and Chairman of the Board of Pro-Dex, Inc., as a director of Delphax Technologies Inc., and as a director of Insignia Systems, Inc.

The Board believes that Mr. Nick Swenson's position as Chief Executive Officer of the Company provides the Board with unique insight regarding Company-wide issues. In addition, Mr. Nick Swenson's financial, analytical and investment experience and skills provide the Board of Directors with additional expertise in these areas and, as a representative of the Company's largest stockholder, he provides additional stockholder perspectives to the Board of Directors.

Travis Swenson, age 45, was elected as a director of the Company in December 2017. Mr. Swenson currently serves as the Chief Financial Officer of Colliers Mortgage Holdings LLC. Prior to joining Colliers, Mr. Swenson was the Global Head of Client Accounting Services at WeWork, Inc. Preceding this role, Mr. Swenson was the Senior Managing Director, Americas Leader of Real Estate Accounting Services, of CBRE, Inc., a commercial real estate services firm, which he joined in February 2013. Preceding this role, Mr. Swenson served as a Senior Manager with the Capital Markets Advisory practice of Deloitte & Touche LLP. Preceding this role, he was with financial services audit and tax practices of Deloitte & Touche LLP, which he joined in September 2000. Over the course of his professional career, Mr. Swenson focused on strategic consulting, auditing, tax, corporate finance, capital markets, and mergers and acquisitions. He is a certified public accountant (inactive), licensed in both Minnesota and California. Additionally, he is also a Commercial Pilot and Flight Instructor.

Mr. Travis Swenson's professional experience, including his accounting expertise and managerial skills, both with a Big Four accounting firm and a large commercial real estate services firm, provides the Board with expertise in a variety of important areas, including accounting and merger and acquisition matters, as well as managerial insight.

Mr. Travis Swenson is not related to Nick Swenson, the Company's Chairman of the Board, President and Chief Executive Officer.

Jamie Thingelstad, age 51, is standing for election for the first time. Mr. Thingelstad currently serves as the Chief Technology Officer of SPS Commerce, a position he has held since 2013. Prior to joining SPS, Mr. Thingelstad served as the CTO and COO of 8thBridge, a social commerce startup. Preceding this role, Mr. Thingelstad served as the CTO for the Wall Street Journal Digital Network as well as the enterprise division of Dow Jones. In these roles, Mr. Thingelstad was responsible for platforms that served millions of users worldwide with 24/7 availability.

The Board believes that Mr. Thingelstad's extensive, significant experience managing technology platforms for large and complicated businesses provides the Board with needed expertise in the technology space; a space with increasing importance to the Company's underlying businesses.

The Board of Directors recommends a vote "FOR" all of the nominees listed above for election as directors (Item 1 on the enclosed proxy card).

The Board of Directors believes that the Board as a whole should encompass a range of skill and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board and the evolving needs of the Company and its businesses. The Company's policy is to have at least a majority of Directors qualify as "independent," and only two of the seven (7) nominees (Messrs. Nick Swenson and Kohler) do not qualify as "independent."

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having the same person serve as Chief Executive Officer and Chairman of the Board is in the best interests of the Company's stockholders at this time. The Board created the role of Lead Independent Director in 2019 to lead executive sessions, act as an intermediary between the other "independent" directors and the Chairman, to act in the Chairman's place should he be unavailable, and to act as a liaison between the stockholders and the Board of Directors. Raymond Cabillot has acted as Lead Independent Director since 2019.

Director Compensation

During the fiscal year ended March 31, 2023, each non-employee director received a director's fee of $1,500 per month and an attendance fee of $750 for each meeting of the Board of Directors or a committee thereof, including a Special Committee. Members of the Audit Committee received, in lieu of the meeting fee, a monthly fee of $1,750, while the Chairman of the Audit Committee received a monthly fee of $2,600. The Lead Independent Director receives a stipend of $500 per month.

The following table sets forth the compensation earned by each of the Company's non-employee directors in the fiscal year ended March 31, 2023. All compensation was paid in cash.

Name	Total ($)
Raymond Cabillot	50,250
William Foudray	24,000
Gary Kohler	23,250
Peter McClung	45,750
Travis Swenson	55,950

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating Committee. The Board of Directors presently expects that the membership of each committee will remain the same following the Annual Meeting.

The Audit Committee currently consists of Messrs. Travis Swenson, McClung and Cabillot, with Mr. Travis Swenson serving as chairman. The Audit Committee met four (4) times during the fiscal year. The authority and responsibilities of the Audit Committee are set forth in a charter adopted by the Board of Directors. A copy of the current Charter is available on the Company's website (www.airt.net) on the "Corporate Governance" page under the "Investors" tab. The principal functions of the Audit Committee, included in the charter, are to select and retain the firm of independent auditors to serve the Company each fiscal year, to review and approve the scope, fees and results of the audit performed by the independent auditors, to review the adequacy of the Company's system of internal accounting controls, to review and periodically discuss with the independent auditor all significant relationships that may affect the auditor's independence, to meet at least quarterly to review the Company's financial results with management and the independent auditors prior to the release of quarterly financial information, to prepare and issue to the Board of Directors annually a summary report suitable for submission to the stockholders, to discuss with management and the independent auditor policies with respect to risk assessment and risk management, significant risks or exposures of the Company and the steps that have been taken to minimize such risks, and to establish procedures for the receipt, retention and treatment of complaints regarding accounting internal controls and auditing matters, including confidential, anonymous submissions by employees. The Company has certified to NASDAQ the Company's compliance with NASDAQ's audit committee charter requirements and compliance with the audit committee structure and composition requirements. In addition, the Board of Directors has determined that both Messrs. Travis Swenson and Cabillot are "audit committee financial experts," as that term is defined under the rules of the Securities and Exchange Commission.

The Compensation Committee currently consists of Messrs. McClung, Cabillot and Travis Swenson with Mr. McClung serving as chairman. The authority and responsibilities of the Compensation Committee are set forth in a charter adopted by the Board of Directors. A copy of the current Charter is available on the Company's website (www.airt.net) on the "Corporate Governance" page under the "Investors" tab. The principal functions of the Compensation Committee, included in the charter, are to evaluate, develop, approve and report to the Board regarding the Company's overall compensation philosophy and strategy, including the balance among various components of compensation, such as base salaries, cash-based and equity-based incentive compensation, and other benefits, to determine, or recommend to the Board for its determination, the compensation, including salary, bonus, incentive and equity compensation to be paid to the Chief Executive Officer and the other executive officers, to review director fees and other compensation paid to non-employee members of the Board on a periodic basis and effect, or recommend to the Board, any changes it deems appropriate, to periodically review equity-based and other incentive plans and revise such plans, or recommend revisions or new plans to the Board, to determine and recommend to the Board for approval any performance targets and participation levels for management in any incentive plan for which such targets and levels are to be set, to review and approve all formal employment agreements with the executive officers, and to review the Company's overall compensation policies and practices for all employees as they relate to the Company's risk. The Company has certified to NASDAQ the Company's compliance with NASDAQ's compensation committee charter and compliance with the compensation committee structure and composition requirements. The Compensation Committee met four (4) times during the fiscal year.

The Nominating Committee currently consists of Messrs. Cabillot, Foudray and McClung, with Mr. Foudray serving as chairman. The Nominating Committee is charged with identifying candidates for election to the Board of Directors, reviewing their skills, characteristics and experience and recommending nominees to the Board for approval, as well as recommending the functions and the membership of the committees of the Board of Directors. The charter of the Nominating Committee is available on the Company's website (www.airt.net) on the "Corporate Governance" page under the "Investors" tab. The Nominating Committee met one (1) time during the fiscal year.

Director Independence

The Board of Directors has determined that none of the members of the Board of Directors (other than Mr. Nick Swenson, the Company's Chief Executive Officer, and Messrs. Kohler) has any relationship that, in the Board's opinion, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these individuals is "independent" within the meaning of the rules of the NASDAQ Global Market. All of the members of the Company's Audit Committee, Compensation Committee and Nominating Committee are independent directors under these standards. In addition, the Board of Directors has determined that the members of the Audit and Compensation Committees meet the additional standards of independence applicable to members of such committees.

The Board of Directors concluded that Mr. Kohler is not independent in light of the Company's December 2017 acquisition of the assets of Blue Clay Capital Management, LLC, an investment management firm based in Minneapolis, Minnesota. Mr. Kohler was the sole owner of Blue Clay Capital and in connection with such acquisition, a subsidiary of the Company replaced Blue Clay Capital as the managing general partner of certain investment funds and Mr. Kohler remains employed by Blue Clay as its Chief Investment Officer in return for an annual salary of $51,500 plus variable compensation based on the management and incentive fees to be paid to the subsidiary by certain of these investment funds and eligibility to participate in discretionary annual bonuses.

The Board of Directors concluded that Mr. Nick Swenson is not independent given his position as Chief Executive Officer and President of the Company.

Board's Role in Risk Oversight

As discussed above, the Audit Committee assists the Board with respect to risk assessment and risk management, including monitoring significant risks or exposures of the Company and the steps that have been taken to minimize such risks. The Audit Committee is comprised entirely of independent directors. The Audit Committee is also charged with establishing procedures for the receipt, retention and treatment of complaints received by the Company's "whistleblower hotline" which permits complaints or concerns regarding legal compliance, accounting, internal controls and auditing matters to be submitted by interested persons, including employees, confidentially and anonymously. In addition, the Compensation Committee is charged with assisting the Board in reviewing the Company's overall compensation policies and practices for all employees as they relate to the Company's risk. The Compensation Committee is comprised of all independent directors.

Attendance of Meetings

During the fiscal year ended March 31, 2023, the Board of Directors met four (4) times. Each of the directors attended at least 75% of the meetings of the Board of Directors and committees thereof on which such director served during such period. The Company does not have a policy with respect to attendance of members of the Board of Directors at the annual meeting of stockholders. Historically, few, if any, stockholders have attended the Company's annual meeting of stockholders. We encourage, but do not require, our Board members to attend the annual meeting of stockholders. Last year, six (6) directors attended the annual meeting, representing all directors standing for election.

Director Qualifications and Nominations

The Nominating Committee has adopted a policy that candidates nominated for election or re-election to the Board of Directors generally should meet the following qualifications:

- candidates should possess broad training and experience at the policymaking level in business, government, education, technology or philanthropy;

- candidates should possess expertise that is useful to the Company and complementary to the background and experience of other members of the Board of Directors, so that an optimal balance in Board membership can be achieved and maintained;

- candidates should be of the highest integrity, possess strength of character and the mature judgment essential to effective decision making;

- candidates should be willing to devote the required amount of time to the work of the Board of Directors and one or more of its committees;

- candidates should be willing to serve on the Board of Directors over a period of several years to allow for the development of sound knowledge of the Company and its principal operations; and

- candidates should be without any significant conflict of interest or legal impediment with regard to service on the Board of Directors.

The Nominating Committee seeks directors with experience in areas relevant to the Company's businesses. The Nominating Committee also seeks other key attributes that are important to an effective board: integrity and high ethical standards; sound judgment; analytical skills; and the commitment to devote the necessary time and energy to the service on the Board and its Committees. The Company does not have a policy with regard to the consideration of diversity in identifying director nominees. The Nominating Committee seeks out appropriate candidates, principally by canvassing current directors for suggestions. The Nominating Committee evaluates candidates on the basis of the above qualifications and other criteria that may vary from time to time. The Nominating Committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The Board of Directors believes that such a formal policy is unnecessary and that the issue is more appropriately dealt with on a case-by-case basis.

There have been no changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors since the date of the Company's proxy statement for its annual meeting of stockholders held on August 17, 2022.

Director and Executive Officer Stock Ownership

The following table sets forth information regarding the beneficial ownership of shares of Common Stock of the Company as of June 30, 2023, by each director, director nominee and named executive officer of the Company (as listed in the Summary Compensation Table, below) and by all directors and executive officers of the Company as a group. Each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, except as otherwise set forth in the notes to the table.

		Shares and Percent of Common Stock Beneficially Owned as of June 30, 2023	
Name	Position with Company	No. of Shares[1]	Percent[2]
Raymond Cabillot	Director	[3]492,029	17.46%
William Foudray	Director	7,500	*

Gary Kohler	Director	20,103	*
Peter McClung	Director	7,500	*
Travis Swenson	Director	982	*
Brian Ochocki	Chief Financial Officer/ Principal Accounting Officer and Treasurer	—	—
Nick Swenson	President, Chief Executive Officer and Chairman of the Board	[4]1,353,549	48.03%
All current directors, nominees, and executive officers as a group (7 persons)		[3][4]1,881,663	66.20%

* Represents less than one percent (1.0%).

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Includes shares which the following executive officers and directors have the right to acquire within 60 days through the exercise of stock options issued by Air T: Mr. Foudray, 3,750 shares; and all directors, nominees, and executive officers as a group, 3,750 shares.

(2) Based on a total of 2,817,754 Shares of the Company's common stock issued and outstanding as of June 30, 2023.

(3) Includes 394,090 shares held by Farnam Street Partners, L.P., 55,793 shares held by FS Special Opportunities Fund I, LP, and 11,500 shares held by Carr of MN, LLC. Mr. Cabillot is an officer of Farnam Street Capital, Inc. ("FSC"), the general partner of Farnam Street Partners, L.P. and FS Special Opportunities Fund I, L.P. and the managing member of Carr by MN, LLC. Messrs. Cabillot and Peter O. Haeg, as officers of FSC, the general partner of the Farnam Funds, share voting and dispositive power over all of the shares of Company common stock held by the Farnam Funds. Mr. Cabillot and Mr. Haeg individually own 20,646 shares and 10,000 shares of Company common stock, respectively.

(4) Includes shares held by AO Partners I, L.P. ("AO Partners Fund") and indirectly by AO Partners, LLC ("AO Partners") as General Partner. AO Partners Fund and AO Partners have shared power to direct the voting and disposition of 972,584 shares. Nick Swenson as Manager of AO Partners disclaims beneficial ownership of such shares, except as to his pecuniary interest therein. Nick Swenson has sole power to direct the voting and disposition of 157,858 shares held directly and by Glenhurst Co. (which includes 94,938 shares held by Glenhurst Co.), and Groveland Capital, LLC and Groveland DST, LLC have the power to direct the voting and disposition of 53,301 shares and 169,806 shares respectively.

CERTAIN TRANSACTIONS

Nick Swenson, President, Chief Executive Officer and Chairman of the Board, is also the majority shareholder of Cadillac Castings, Inc. ("CCI"). On November 8, 2019, the Company made an investment of $2.8 million to purchase a 19.90% ownership stake in CCI. As of March 31, 2023, Mr. Swenson owns 69.9% of ownership interests in CCI. On September 30, 2022 the Company borrowed $2 million from CCI, which was repaid in full with interest on November 22, 2022.

EXECUTIVE OFFICERS

The current executive officers of the Company are Nick Swenson and Brian Ochocki. Biographical information regarding Mr. Nick Swenson is included in "Proposal 1 – Election of Directors."

Brian Ochocki – age 55. Mr. Ochocki became the Company's Chief Financial Officer/Principal Accounting Officer and Treasurer on July 8, 2019. Mr. Ochocki has over twenty years of experience as a results-oriented senior financial executive within multiple industries. From May 2018 until he commenced working with the Company, he was the Chief Financial Officer of Indigo Signworks, Inc., a custom sign manufacturer and installer. Prior to that position, he worked with Holiday Companies for 13 years, most recently as the Vice President of Energy, Logistics, and Transportation from 2016 to 2018, and formerly as the Vice President of Financial Planning and Analysis from 2005 to 2016. Mr. Ochocki previously served in various finance positions at Northwest Airlines, Inc. for seven years, Goldman, Sachs & Co. for one year, and KPMG for five years.

Delinquent Section 16(a) Reports

To the Company's knowledge, based solely on review of the copies of reports under Section 16(a) of the Securities Exchange Act of 1934 that have been furnished to the Company and written representations that no other reports were required, during the fiscal year ended March 31, 2023 all executive officers, directors and greater than ten-percent beneficial owners have complied with all applicable Section 16(a) filing requirements except for the following inadvertent late filing: the Form 4 report for open market stock purchases by Director Peter McClung, which occurred between August 18, 2022 and September 16, 2022, was filed on September 20, 2022.

<h1 style="text-align:center">PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION</h1>

Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), the Company is providing stockholders with the opportunity to cast an advisory vote on compensation to the executive officers named in the Summary Compensation Table as reported in this proxy statement. Accordingly, the following resolution will be presented to the stockholders at the annual meeting:

"Resolved, that the stockholders hereby approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed, pursuant to Item 402 of Regulation S-K of the Securities and Exchange Commission, in the Company's proxy statement for the 2023 annual meeting of stockholders."

This vote is advisory and nonbinding on the Company. The Board of Directors and the Compensation Committee, which is comprised of exclusively independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions. The Company's named executive officers are those officers listed in the Summary Compensation Table appearing in this proxy statement, who are Nick Swenson, Chief Executive Officer, and Brian Ochocki, Chief Financial Officer/Principal Accounting Officer and Treasurer.

The Board of Directors recommends a vote "FOR" the adoption of the resolution approving, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in this proxy statement (Item 2 on the enclosed proxy card).

The objectives of the Company's compensation plan for its executive officers (other than Mr. Nick Swenson) is to offer incentives for superior performance and to provide compensation in amounts and in forms that are sufficient to attract and retain management personnel capable of effectively managing the Company's businesses. The compensation of Mr. Nick Swenson is, at his request, limited to an annual salary of $50,000. Mr. Nick Swenson does not participate in any bonus compensation plans and also does not participate in any employee benefit plan.

The compensation of the executive officers is determined by the Compensation Committee under authority delegated to it by the Board of Directors. The Compensation Committee consults with the Chief Executive Officer in evaluating and setting the compensation of the other executive officers.

The Company has paid modest levels of compensation. The elements of the total compensation paid to executives, other than Mr. Nick Swenson, under the Company's policy are:

- base salary,

- annual cash incentive,

- stock option awards pursuant to the Company's 2020 Omnibus Stock and Incentive Plan, and

- retirement, health and welfare and other benefits.

Base Salary

Base salaries are not linked to the performance of the Company and are intended to provide the executive officers a relatively secure baseline level of compensation. The Compensation Committee periodically reviews base salary levels and adjusts base salaries as deemed necessary, but not necessarily annually. During the review and adjustment process, the Compensation Committee considers:

- individual performance;

- recommendations of the Chief Executive Officer with respect to the base salaries of other executive officers;

- the duties and responsibilities of each executive officer position;

- their current compensation level;

- the relationship of executive officer pay to the base salaries of senior officers and other employees of the Company; and

- whether the base salary levels are competitive.

At Mr. Nick Swenson's request, the Compensation Committee has set his annual salary rate at a below-market rate of $50,000. Mr. Ochocki's annual salary rate is $260,000.

Incentive and Bonus Compensation

The named executive officers are eligible to receive annual incentive compensation based on the Company's overall financial performance and a subjective evaluation of individual performance. At Mr. Nick Swenson's request, he does not receive any annual incentive compensation. In addition, named executive officers other than Mr. Nick Swenson, are eligible to receive discretionary bonuses from time to time based on individual performance in achieving important Company milestones. Because of the subjective evaluation used in determining this compensation, it is all reported as bonus in the accompanying Summary Compensation Table.

Equity Compensation

The following table shows equity grants to the Company's non-employee directors, executive officers and non-executive officers as of June 30, 2023:

Name of Individual or Identity of Group and Position	Number of Shares of Underlying Options[1]
Named Executive Officers	
Nick Swenson, President, Chief Executive Officer and Chairman of the Board	160,000
Brian Ochocki, Chief Financial Officer	20,000
Named Executive Officers as a group (2 persons)	180,000
Non-employee Directors and Non-Executive Officers	
All non-employee directors, as a group	5,500
All non-executive officer employees as a group	75,300
Total	260,800

(1)   Whether any of the unexerciseable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our common stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately.

Retirement and Other Benefits

The named executive officers are eligible to participate in certain employee benefit plans sponsored by the Company, which are described below. At his request, Mr. Nick Swenson does not participate in these plans.

The Company sponsors the Air T, Inc. 401(k) Plan (the "401(k) Plan"), a tax-qualified Code Section 401(k) retirement savings plan, for the benefit of substantially all of its employees, including the executive officers. The 401(k) Plan encourages saving for retirement by enabling participants to make contributions on a pre-tax basis and to defer taxation on earnings on funds contributed to the 401(k) Plan. The Company makes matching contributions to the 401(k) Plan. The named executive officers are also eligible to participate in group health, life and other welfare benefit plans on the same terms and conditions that apply to other employees. The named executive officers do not receive better insurance programs, vacation schedules or holidays than other employees of equal employment tenure.

The Company does not maintain any non-qualified deferred compensation plans that would allow executives to elect to defer receipt (and taxation) of their base salaries, bonuses, annual incentive plan payments or other compensation.


EXECUTIVE OFFICER COMPENSATION


Mr. Nick Swenson and Mr. Ochocki are the only individuals who served as executive officers of the Company during the most recent fiscal year. The following table sets forth a summary of the compensation paid to them during the two most recent fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity Compensation		Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
				Stock Awards	Option Awards[1]			
Nick Swenson President, Chief Executive Officer and Chairman of the Board	2023	50,000	0	0		0	0	50,000[2]
	2022	50,000	0	0	781,595	0	0	831,595
Brian Ochocki Chief Financial Officer	2023	260,000	83,000	0	0	0	0	343,000
	2022	248,000	105,500	0	97,699	0	0	451,199

(1)   These amounts represent the aggregate grant date value of awards under Accounting Standards Codification Topic 718, *Compensation - Stock Compensation*. The assumptions used in calculating the fair value of these stock awards can be found under Note 16 to the Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 31, 2022 and have no relation to amounts or periods in which earnings may be reported in the Named Executive Officer's W-2.

(2)   This amount does not include $43,650 earned upon exercise of options granted to Mr. Swenson in 2012 for his services as a Director when he was not an executive officer of the Company.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information about outstanding equity awards held by our Named Executive Officers as of June 30, 2023.

	Number of Securities Underlying Unexercised Options/Warrants # Exercisable	Number of Securities Underlying Unexercised Options/Warrants # Unexercisable [1][2]	Option/Warrant Exercise Price $ [3]	Option/Warrant Expiration Date
Option/Warrant Awards				
Nick Swenson		20,000	30.20 - 40.69	6/30/2034
		20,000	33.98 - 49.85	6/30/2035
		20,000	38.23 - 61.06	6/30/2036
		20,000	43.01 - 74.80	6/30/2037
		20,000	48.38 - 91.63	6/30/2038
		20,000	54.43 - 112.25	6/30/2039
		20,000	61.23 - 137.51	6/30/2040
		20,000	68.89 - 168.45	6/30/2041
Brian Ochocki		2,500	30.20 - 40.69	6/30/2034
		2,500	33.98 - 49.85	6/30/2035
		2,500	38.23 - 61.06	6/30/2036
		2,500	43.01 - 74.80	6/30/2037
		2,500	48.38 - 91.63	6/30/2038
		2,500	54.43 - 112.25	6/30/2039
		2,500	61.23 - 137.51	6/30/2040
		2,500	68.89 - 168.45	6/30/2041

(1)   All currently unexerciseable option awards were made under the Company's 2020 Omnibus Stock and Incentive Plan. Under the terms of the plan, option awards were made without any corresponding transfer of consideration from the recipients.

(2)   Whether any of the unexerciseable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our common stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately.

(3)   As mentioned in Note 2 above, options granted under the Company's 2020 Omnibus Stock and Incentive Plan vest subject to various price tranches at corresponding future testing dates. The prices listed represent the range of the six tranches for each applicable testing date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of June 30, 2023 with respect to our equity compensation plans:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Stockholders	260,800	—	159,200
Total	260,800	—	159,200

(1)   Whether any of the unexerciseable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our common stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately.

Pay Versus Performance

We are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance measures of the Company as required by SEC rules.

Pay Versus Performance Table

Year	Summary compensation table total for PEO ($)[1]	Compensation actually paid to PEO ($)[2]	Average summary compensation table total for non-PEO named executive officers ($)[3]	Average compensation actually paid to non-PEO named executive officers ($)[4]	Value of initial $100 based investment on Total shareholder return ($)[5]	Net income (loss) ($)[6]
2023	50,000	(30,368)	343,000	332,954	110.11	(11,785,000)
2022	831,595	1,233,436	451,199	501,429	95.71	12,227,000

(1)   Reflects the amount reported in the "Total" column of the Summary Compensation Table for Mr. Swenson, the Company's Principal Executive Officer ("PEO"), for each corresponding year. See "Executive Officer Compensation – Summary Compensation Table" for 2023 and 2022.

(2)   The amounts reported in this column represent CAP for Mr. Swenson for each corresponding year computed as required by Item 402(v) of Regulation S-K. The reported amounts do not reflect the actual compensation earned by or paid to Mr. Swenson during any applicable year. To determine CAP, the adjustments below were made to Mr. Swenson's total compensation.

Year	Reported Summary Compensation Table Total for PEO ($)	Less	Reported Value of Equity Awards ($)[a]	Plus	Equity Award Adjustments ($)[b]	Equals	CAP for PEO ($)
2023	50,000	-	0	+	(80,368)	=	(30,368)
2022	831,595	-	781,595	+	1,183,436	=	1,233,436

[a] Amounts reflect the grant date fair value of equity awards as reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments were calculated in accordance with Item 402(v) of Regulation S-K and include: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted in the applicable year and vest in the same year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for Mr. Swenson are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	0	37,975	0	0	(118,344)	0	(80,368)
2022	1,183,436	0	0	0	0	0	1,183,436

(3) Reflects the average amount reported in the "Total" column of the Summary Compensation Table for our other NEO (excluding Mr. Swenson) for each corresponding year. See "Executive Officer Compensation – Summary Compensation Table" for 2023 and 2022. The name of the other NEO (excluding Mr. Swenson) included for purposes of calculating the average amounts in each applicable year is Brian Ochocki.

(4) Amounts reported reflect CAP for the other NEO (excluding Mr. Swenson), as computed in accordance with Item 402(v) of Regulation S-K, for each corresponding year, which amounts reflect an average of the actual amount of compensation earned by or paid to the other NEO (excluding Mr. Swenson) during the applicable year. The adjustments below were made to the average total compensation for the NEO (excluding Mr. Swenson) for each year to determine the CAP for such year.

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Less	Average Reported Value of Equity Awards ($)	Plus	Average Equity Award Adjustments ($)[a]	Equals	Average CAP for Non-PEO NEOs ($)
2023	343,000	-	0	+	(10,046)	=	332,954
2022	451,199	-	97,699	+	147,929	=	501,429

[a] See note (b) to footnote (2) above for an explanation of the equity award adjustments made in accordance with Item 402(v) of Regulation S-K. The amounts deducted or added in calculating the total average equity award adjustments for the other NEO (excluding Mr. Swenson) are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested at Year End ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Average Change in Fair Value to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2023	0	4,747	0	0	(14,793)	0	(10,046)
2022	147,929	0	0	0	0	0	147,929

(5) The amounts reported in this column represent the Company's cumulative TSR, which is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end of the measurement period by the Company's share price at the beginning of the measurement period.

(6) The amounts reported in this column represent net income (loss) reflected in the Company's audited financial statements for the applicable year.

Employment Agreement and Retirement Savings Plan

Nick Swenson. On March 26, 2014, Nick Swenson and the Company entered into an Employment Agreement dated as of March 26, 2014 and effective as of April 1, 2014 providing for the terms of employment of Mr. Nick Swenson as Chief Executive Officer and President. The employment agreement provides that Mr. Nick Swenson's employment can be terminated by the Company at any time, without advance notice, for any reason or for no reason. The agreement does not provide for any severance payment to Mr. Nick Swenson upon termination of his employment by the Company. The agreement provides for an annual salary of $50,000, commencing on April 1, 2014. The agreement provides that Mr. Nick Swenson will not participate in any bonus or equity compensation arrangement and that Mr. Nick Swenson has declined to participate in any employee benefit plan. The agreement also includes provisions regarding confidentiality, indemnification, and a covenant not to compete for one year following termination of employment.

Brian Ochocki. On June 12, 2019, Brian Ochocki and the Company entered into an Employment Agreement providing for the terms of employment of Mr. Ochocki as the Chief Financial Officer/Principal Accounting Officer and Treasurer. Under the terms of the Agreement, Mr. Ochocki received a starting base salary of $220,000[1] per year and is entitled to the Company's standard package of employee benefits. Mr. Ochocki was also entitled to a one-time $20,000 bonus after the timely filing of the Company's Fiscal Year 2020 10-K, which he received. Mr. Ochocki is further entitled to receive base salary increases and annual performance bonus payments, as established by the Company's Compensation Committee and Chief Executive Officer, with a target discretionary annual performance bonus of 30% of his base salary. If the Company terminates the agreement for any reason other than Cause, Mr. Ochocki is entitled to a severance payment equal to three (3) months of base salary, which amount increased by an additional month on the second anniversary of Mr. Ochocki's employment with the Company, and will continue to increase an additional month for every two years of employment thereafter; provided however, that the severance amount shall not exceed six (6) months. In the event a controlling interest in the Company is sold to an unaffiliated third party, the then-current severance amount shall double if the executive has a material change in duties or is terminated without cause. Unless terminated for cause, this provision remains in effect for a period of two years after any such sale event.

401(k) Plan. The Company sponsors the Air T, Inc. 401(k) Plan (the "401(k) Plan"), a tax-qualified Internal Revenue Code Section 401(k) retirement savings plan, for the benefit of substantially all of its employees, including its executive officers. The 401(k) Plan encourages saving for retirement by enabling participants to make contributions on a pre-tax basis and to defer taxation on earnings on funds contributed to the 401(k) Plan. Employees are eligible to participate in the 401(k) Plan upon commencement of employment. The Company makes matching contributions to the Plan. Mr. Nick Swenson has declined participation in the 401(k) Plan.

Options and Equity Awards Generally

2020 Omnibus Stock and Incentive Plan

Our Compensation Committee, as the administrator of the 2020 Omnibus Stock and Incentive Plan, has the discretion, among a number of other alternatives, to accelerate the vesting of any awards, including outstanding options, held by the employees, consultants and directors in the event of an acquisition of us by a merger or asset sale or a "change in control." Under the 2020 Omnibus Stock and Incentive Plan, a "change in control" generally means the first to occur of: (a) conditions under which a person or group becomes a

---

[1] Mr. Ochocki's base salary was increased to $260,000 in 2022.

beneficial owner of 50% or more of the voting power of our outstanding stock, or (b) during any two consecutive years, a majority change in the composition of our Board, or (c) a complete liquidation or dissolution of the Company or consummation of a sale or disposition by the Company of all or substantially all of the Company's assets, in one transaction or a series of related transactions.


**PROPOSAL 3 – APPROVAL TO AMEND OUR CERTIFICATE OF INCORPORATION TO
ALLOW FOR EXCULPATION OF OFFICERS**


Background

The State of Delaware, which is Air T, Inc.'s state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain officers in limited circumstances under Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"). Historically, DGCL Section 102(b)(7) enabled corporations to limit the liability of directors in limited circumstances and Air T adopted exculpation provisions in its Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"). With the recent amendment, DGCL Section 102(b)(7) now permits exculpation for officers, but only for direct claims brought by stockholders for breach of an officer's fiduciary duty of care, including class actions, but does not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. Furthermore, the limitation on liability does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit.

The Board of Directors believes it is important to provide protection from certain liabilities and expenses that may discourage prospective or current directors from accepting or continuing membership on corporate boards and prospective or current officers from serving corporations. In the absence of such protection, qualified directors and officers might be deterred from serving as directors or officers due to exposure to personal liability and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit. Our Certificate of Incorporation currently provides exculpation and limitations of liability for directors pursuant to the DGCL. In considering whether to extend exculpation and limitations of liability to officers pursuant to DGCL Section 102(b)(7), the Board of Directors took into account the narrow class and type of claims that such officers would be exculpated from liability pursuant to DGCL Section 102(b)(7), the limited number of Air T officers that would be impacted, and the benefits the Board of Directors believes would accrue to Air T by providing exculpation in accordance with DGCL Section 102(b)(7), including, without limitation, the ability to attract and retain key officers and the potential to reduce litigation costs associated with frivolous lawsuits.

The Board of Directors balanced these considerations with our corporate governance guidelines and practices and determined that it is advisable and in the best interests of the Company and our stockholders to amend the current exculpation and liability provisions in Article 9 of our Certificate of Incorporation, to adopt DGCL Section 102(b)(7) and extend exculpation protection to our officers in addition to our directors. We refer to this proposed amendment to our Certificate of Incorporation as the "Certificate Amendment" in this proxy statement.

Text of Proposed Certificate Amendment

Our Certificate of Incorporation currently provides for the exculpation of directors and does not include a provision allowing for the exculpation of officers. We propose to amend Article 9 of our Certificate of Incorporation so that it would state in its entirety as follows:

> To the full extent permitted by the General Corporation Law of the State of Delaware and any other applicable law currently or hereafter in effect, no director or officer of the Corporation shall be personally liable to the corporation or its stockholders for or with respect to any breach of fiduciary duty as a director or officer, as applicable, or other act or omission as a director or officer of the corporation. No amendment to or repeal of this Article 9 shall apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is hereafter amended to authorize any further limitations of the liability of a director or officer, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended.

The Proposed Certificate of Amendment of the Restated Certificate of Incorporation reflecting the foregoing Certificate Amendment is attached as <u>Appendix A</u> to this proxy statement.

Reasons for the Proposed Certificate Amendment

The Board of Directors adopted the proposed Certificate Amendment to maintain provisions of the Certificate of Incorporation in keeping with the governing statutes contained in the DGCL. The Board of Directors believes that DGCL 102(b)(7) and the Certificate Amendment remedies the inconsistent treatment of officers and directors under the DGCL and the Certificate of Incorporation, despite directors and officers having similar fiduciary duties. The Board of Directors also noted that several other states already permit corporation to eliminate or limit officer liability, and the Board of Directors believes it is appropriate for public companies in states that allow exculpation of officers to include exculpation clauses in their certificates of incorporation. The nature of the role of directors and officers often requires them to make decisions on crucial matters. Frequently, directors and officers must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight. Limiting concern about personal risk empowers both directors and officers to best exercise their business judgment in furtherance of stockholder interests. The Board of Directors also considered that, unlike director exculpation, officer exculpation may not be provided in connection with claims brought against an officer by or in the right of the corporation. Many Delaware companies have already adopted exculpation clauses limiting the personal liability of officers in their certificates of incorporation and we expect this trend to continue. Failing to adopt the proposed Certificate Amendment could impact our recruitment and retention of exceptional officer candidates who may conclude that the potential exposure to liabilities, costs of defense and other risks of proceedings exceeds the benefits of serving as an officer of Air T.

For the reasons stated above, the Board of Directors determined that the proposed Certificate Amendment is advisable and in the best interest of our Company and our stockholders and authorized and approved the proposed Certificate Amendment and directed that it be considered at the Annual Meeting. The Certificate Amendment is not being proposed in response to any specific resignation, threat of resignation or refusal to serve by any officer nor is it being proposed in response to any litigation or threat of litigation.

Timing and Effect of the Certificate Amendment

If the proposed Certificate Amendment is approved by our stockholders, it will become effective immediately upon the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, which we expect to file promptly after the Annual Meeting. Other than the replacement of the existing Article 9 by the proposed Article 9, the remaining provisions of our Certificate of Incorporation will be unchanged after effectiveness of the Certificate Amendment. If the proposed Certificate Amendment is not approved by our stockholders, our Restated Certificate of Incorporation will remain unchanged. In accordance with the DGCL, the Board of Directors may elect to abandon the proposed Certificate Amendment without further action by the stockholders at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the proposed Certificate Amendment.

Required Vote for Stockholder Approval

The affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote thereon is required to approve this proposal. Abstentions and broker non-votes will have the same effect as a vote "against" the proposal.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" the approval and adoption of the proposed Certificate Amendment.

PROPOSAL 4 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors recommends that the stockholders ratify the appointment of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Company and its subsidiary corporations for the fiscal year ending March 31, 2024. If the stockholders do not ratify this appointment, the Audit Committee will consider other independent registered public accounting firms.

Deloitte & Touche LLP has served as the independent registered public accounting firm for the Company since September 27, 2018. Representatives of Deloitte & Touche LLP are expected to participate in the annual meeting and will have an opportunity to make a statement and will be available to respond to appropriate questions.

The Board of Directors recommends a vote "FOR" the proposal to ratify the selection of Deloitte & Touche LLP as independent auditors for the fiscal year ending March 31, 2024 (Item 3 on the enclosed proxy card).

Audit Committee Pre-Approval of Auditor Engagements

It is the policy of the Audit Committee that all audit and permitted non-audit services provided to the Company by its independent registered public accounting firm are approved by the Audit Committee in advance. In addition, it is the Company's practice that any invoices not covered by the annual engagement letter that are subsequently submitted by its independent registered public accounting firm are provided to the Chairman of the Audit Committee for approval prior to payment. The independent auditor, management and the Audit Committee must meet on at least an annual basis to review the plans and scope of the audit and the proposed fees of the independent auditor.

Audit Fees

The following is a summary of the fees for professional services rendered by Deloitte & Touche LLP for the audit of the Company's annual financial statements for the fiscal years ended March 31, 2022 and 2023 and fees billed for other services rendered by Deloitte & Touche LLP during those periods:

	Deloitte & Touche LLP 2023	Deloitte & Touche LLP 2022	
Audit Fees[1]	$1,088,985	$880,500	
Audit-Related Fees[2]	17,500	190,235	
Tax Fees[3]	0	13,120	
All Other Fees[4]	5,685	1,895	

(1)   Audit fees consist of fees incurred for professional services rendered for the audit of our annual financial statements and review of the quarterly financial statements that are provided by our independent registered public accounting firm in connection with regulatory filings or engagements.

(2)   Audit-related fees relate to professional services rendered that are related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." Audit-related fees may include fees associated with work performed in connection with registration statements or issuance of comfort letters, the audit of the Company's retirement savings plan, any acquisition related work and attestations that are required by statute or regulation.

(3)   Fees for professional services performed with respect to tax compliance, tax advice and tax planning. This includes preparation of original and amended tax returns for the Company and consolidated subsidiaries, refund claims, payment planning and tax audit assistance.

(4)   Fees for other permitted work performed that does not fall within the categories set forth above.

Report of the Audit Committee

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the year ended March 31, 2023. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committee, as adopted by the Public Company Accounting Oversight Board and currently in effect. In addition, the Audit Committee discussed with the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent registered public accounting firm's communication with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2023 for filing with the Securities and Exchange Commission.

July 24, 2023

AUDIT COMMITTEE

Travis Swenson, Chair
Peter McClung
Ray Cabillot

ADDITIONAL INFORMATION

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER OF THE COMPANY, AND TO EACH PERSON REPRESENTING THAT AS OF THE RECORD DATE FOR THE MEETING HE OR SHE WAS A BENEFICIAL OWNER OF SHARES ENTITLED TO BE VOTED AT THE MEETING, IF SOLICITED BY WRITTEN REQUEST, A COPY OF THE COMPANY'S 2023 ANNUAL REPORT ON FORM 10-K TO THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE FINANCIAL STATEMENTS. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO AIR T, INC., 11020 DAVID TAYLOR DRIVE, SUITE 305, CHARLOTTE, NORTH CAROLINA 28262, ATTENTION: CORPORATE SECRETARY.

IN ADDITION, THE COMPANY HAS A DEDICATED WEBSITE AT HTTP://WWW.AIRT.NET/INVESTORS/ANNUAL-MEETING-MATERIALS WHERE IT POSTS ALL ANNUAL MEETING MATERIALS INCLUDING THE ANNUAL REPORT ON FORM 10-K, ANNUAL REPORT, PROXY STATEMENT AND FORM OF PROXY.

STOCKHOLDER COMMUNICATIONS

The Board of Directors has established a process for stockholders and other interested parties to communicate with the Board of Directors or a particular director. Such individual may send a letter to Air T, Inc., Attention: Corporate Secretary, 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters should state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary of the Company will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked "Confidential" will be forwarded unopened.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR 2024 MEETING

In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of stockholders of the Company, stockholder proposals for such meeting must be submitted to the Company no later than March 24, 2024.

On May 21, 1998 the SEC adopted an amendment to Rule 14a-4, as promulgated under the Exchange Act. The amendment to Rule 14a-4(c)(1) governs the Company's use of its discretionary proxy voting authority with respect to a stockholder proposal, which is not addressed in the Company's proxy statement. The amendment provides that if the Company does not receive notice of the proposal at least 45 days prior to the first anniversary of the date of mailing of the prior year's proxy statement (June 7, 2024), then the Company will be permitted to use its discretionary voting authority when the proposal is raised at the annual meeting, without any discussion of the matter in the proxy statement.

The Company's bylaws include separate advance notice provisions applicable to stockholders desiring to bring nominations for directors before a meeting of stockholders called for the election of directors, in whole or in part. These advance notice provisions require that, among other things, stockholders give timely written notice to the Secretary of the Company regarding such nomination and provide the information and satisfy the other requirements set forth in the Company's bylaws. In order to be timely, such nominations must be submitted to the Company no later than May 18, 2024.

In addition to satisfying the foregoing requirements under the Company's bylaws, to comply with the universal proxy rules (once they become effective), shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 26, 2024 (the 60th day prior to the first anniversary of the annual meeting for the preceding year's annual meeting).

OTHER MATTERS

Individuals appointed as proxies in connection with the annual meeting of stockholders to be held in 2023 will have discretion under applicable SEC rules to vote on any proposal presented at the meeting by a stockholder.

The Board of Directors knows of no other matters that may be presented at the meeting.

AIR T, INC.
July 24, 2023

Certificate of Amendment of Restated Certificate of Incorporation of Air T, Inc. (a Delaware corporation)

Air T, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Air T, Inc..

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on November 17,1980, amended pursuant to a Restated Certificate of Incorporation filed on November 2, 2001, amended pursuant to a Certificate of Amendment of Certificate of Incorporation filed on September 25, 2008, and further amended pursuant to a Certificate of Amendment of Certificate of Incorporation filed on March 10, 2022, (as amended, the "Certificate of Incorporation").

THIRD: That the Board of Directors of the Corporation, at a meeting duly convened and held, approved, ratified and duly adopted resolutions setting forth the following amendment to the Certificate of Incorporation to allow for the exculpation of executive officers pursuant to Section 102(b) of the General Corporation Law of the State of Delaware, declaring such amendment to be advisable:

Article 9 of the Certificate of Incorporation of the Corporation is amended and restated in its entirety as follows:

To the full extent permitted by the General Corporation Law of the State of Delaware and any other applicable law currently or hereafter in effect, no director or officer of the corporation shall be personally liable to the corporation or its stockholders for or with respect to any breach of fiduciary duty as a director or officer, as applicable, or other act or omission as a director or officer of the corporation. No amendment to or repeal of this Article 9 shall apply to or have any effect on the liability or alleged liability of any director or officer of the corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. If the General Corporation Law of the State of Delaware is hereafter amended to authorize any further limitations of the liability of a director or officer, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended.

FOURTH: That thereafter, pursuant to a resolution of the Board of Directors of the Corporation, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FIFTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, Chief Executive Officer and Chairman of the Board this ___ day of _____, 2023.

By: _____
Nick Swenson
President, Chief Executive Officer and Chairman of the Board

[Intentionally left blank.]

AIR T, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AUGUST 16, 2023
AND
PROXY STATEMENT

JULY 24, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **March 31, 2023**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-35476

Air T, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-1206400**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262
(Address of principal executive offices, including zip code)
(980) 595 – 2840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock	AIRT	NASDAQ Stock Market
Alpha Income Preferred Securities (also referred to as 8% Cumulative Capital Securities) ("TruPs")*	AIRTP	NASDAQ Stock Market

*Issued by Air T Funding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the
effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) based upon the closing price of the common stock on September 30, 2022 was approximately $17,244,993.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock	Common Shares, par value of $.25 per share
Outstanding Shares at May 31, 2023	2,817,754

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for its 2023 annual meeting of stockholders to be filed within 120 days of the registrant's fiscal year end are incorporated by reference into Part III of this Form 10-K.

AIR T, INC. AND SUBSIDIARIES
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	22
Item 4.	Mine Safety Disclosures	23
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
Item 6.	[Reserved]	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	35
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	77
Item 9A.	Controls and Procedures	77
Item 9B.	Other Information	78
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	78
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	78
Item 11.	Executive Compensation	79
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	79
Item 13.	Certain Relationships and Related Transactions, and Director Independence	80
Item 14.	Principal Accountant Fees and Services	80
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	81
Item 16.	Form 10-K Summary	93
	Signatures	
	Interactive Data Files	

PART I

Item 1. *Business*

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically diversify Air T's earnings power and compound the growth in its free cash flow per share over time.

We currently operate in four industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;

- Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;

- Commercial jet engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and;

- Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other is also comprised of insignificant businesses that do not pertain to other reportable segments.

Acquisitions

On January 31, 2023, the Company acquired Worldwide Aircraft Services, Inc. ("WASI"), a Kansas corporation that services the aircraft industry across the United States and internationally through the operation of a repair station which is located in Springfield, Missouri at the Branson National Airport. The acquisition was was funded with cash and the loans described in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. WASI is included within the Overnight Air Cargo segment. See Note 2 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Unconsolidated Investments

The Company has ownership interest in Contrail Asset Management, LLC ("CAM"). The operations of CAM are not consolidated into the operations of the Company. See Note 24 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

The Company also has ownership interests in Insignia Systems, Inc. ("Insignia") and Cadillac Casting, Inc. ("CCI"). The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

Certain financial data with respect to the Company's geographic areas and segments is set forth in Notes 21 and 22 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Air T was incorporated under the laws of the State of Delaware in 1980. The principal place of business of Air T is 11020 David Taylor Drive, Suite 305, Charlotte NC, 28262 and Mountain Air Cargo, Inc. ("MAC") is 5930 Balsom Ridge Road, Denver, North Carolina. The principal place of business of CSA Air, Inc. ("CSA") is Iron Mountain, Michigan. The principal place of business for Global Ground Support, LLC ("GGS") is Olathe, Kansas. The principal place of business of Delphax Technologies, Inc ("Delphax") is Minneapolis, Minnesota. The principal place of business for Delphax Solutions, Inc. ("DSI") is Mississauga, Canada. The principal place of business of Contrail Aviation Support, LLC ("Contrail") is Verona, Wisconsin. The principal place of business of AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC (collectively, "AirCo") and Worthington Aviation, LLC ("Worthington") is Eagan, Minnesota. The principal place of business of Jet Yard, LLC ("Jet Yard") and Jet Yard Solutions, LLC ("Jet Yard Solutions") is Marana, Arizona. The principal place of business of Air'Zona Aircraft Services, Inc. ("Air'Zona") is Kingman, Arizona. The principal place of business of Wolfe Lake is Minneapolis, Minnesota. The principal place of business of GdW Beheer B.V. ("GdW") is Amsterdam, the Netherlands. GdW was administratively dissolved on June 24, 2022 with Shanwick B.V. ("Shanwick") as the surviving entity and Shanwick's principal place of business is Amsterdam, the Netherlands. The principal place of business of Landing Gear Support Services, Inc. and Landing Gear Support Services PTE Limited (collectively, "LGSS") is Singapore, Singapore. The principal place of business of WASI is Springfield, Missouri.

We maintain an Internet website at http://www.airt.net and our SEC filings may be accessed through links on our website. The information on our website is available for information purposes only and is not incorporated by reference in this Annual Report on Form 10-K.

Overnight Air Cargo.

The Company's Overnight Air Cargo segment comprises the operations of MAC, CSA and WASI. MAC and CSA have a relationship with FedEx spanning over 40 years and represent two of nine companies in the U.S. that have North American feeder airlines under contract with FedEx. MAC and CSA operate and maintain Cessna Caravan, Sky Courier, ATR-42 and ATR-72 aircraft that fly daily small-package cargo routes throughout the eastern United States and upper Midwest, and in the Caribbean. MAC and CSA's revenues are derived principally pursuant to "dry-lease" service contracts with FedEx. In these "dry- lease" contracts, FedEx provides the aircraft while MAC and CSA provide their own crew and exercise operational control of their flights.

On June 1, 2021, MAC and CSA entered into new dry-lease agreements with FedEx which together cover all of the aircraft operated by MAC and CSA and replaced all prior dry-lease service contracts. These dry-lease agreements provide for the lease of specified aircraft by MAC and CSA in return for the payment of monthly rent with respect to each aircraft leased, which monthly rent reflected an estimate of a fair market rental rate. These dry-lease agreements provide that FedEx determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by MAC and CSA, respectively. The current dry-lease agreements provide for the reimbursement of MAC and CSA's costs by FedEx, without mark up, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. The current dry-lease agreement was most recently renewed on June 1, 2021 and is set to expire on August 31, 2026. The dry-lease agreements may be terminated by FedEx or MAC and CSA, respectively, at any time upon 90 days' written notice and FedEx may at any time terminate the lease of any particular aircraft thereunder upon 10 days' written notice. In addition, each of the dry-lease agreements provides that FedEx may terminate the agreement upon written notice if 60% or more of MAC or CSA's revenue (excluding revenues arising from reimbursement payments under the dry-lease agreement) is derived from the services performed by it pursuant to the respective dry-lease agreement, FedEx becomes MAC or CSA's only customer, or MAC or CSA employs fewer than six employees. As of the date of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The Company believes that the short-term nature of its agreements with FedEx is standard within the airfreight contract delivery service industry, where performance is measured on a daily basis.

As of March 31, 2023, MAC and CSA had an aggregate of 85 aircraft under its dry-lease agreements with FedEx. Included within the 85 aircraft, 2 Cessna Caravan aircraft are considered soft-parked. Soft-parked aircraft remain covered under our agreements with FedEx although at a reduced administrative fee compared to aircraft that are in operation. MAC and CSA continue to perform maintenance on soft-parked aircraft, but they are not crewed and do not operate on scheduled routes.

Revenues from MAC and CSA's contracts with FedEx accounted for approximately 36% and 41% of the Company's consolidated revenue for the fiscal years ended March 31, 2023 and 2022, respectively. The loss of FedEx as a customer would have a material adverse effect on the Company. FedEx has been a customer of the Company since 1980. MAC and CSA are not contractually precluded from providing services to other parties and MAC occasionally provides third-party maintenance services to other airline customers and the U.S. military.

MAC and CSA operate under separate aviation certifications. MAC is certified to operate under Part 121, Part 135 and Part 145 of the regulations of the FAA. These certifications permit MAC to operate and maintain aircraft that can carry a maximum cargo capacity of 7,500 pounds on the Cessna Caravan 208B under Part 135 and a maximum cargo capacity of 14,000 pounds for the ATR-42 and 17,800 pounds for the ATR-72 aircraft under Part 121. The maximum payload (cargo capacity) for the Cessna 408 operated under Part 135 is 6,000 pounds. The maximum structural payload (cargo capacity) for the ATR72-600F operated under Part 121 is 20,281 pounds. CSA is certified to operate and maintain aircraft under Part 135 of the FAA regulations. This certification permits CSA to operate aircraft with a maximum cargo capacity of 7,500 pounds.

MAC and CSA, together, operated the following FedEx-owned cargo aircraft as of March 31, 2023:

Type of Aircraft	Model Year	Form of Ownership	Number of Aircraft
Cessna Caravan 208B (single turbo prop)	1985-1996	Dry lease	61
Cessna SkyCourier 408 (twin turbo prop)	2022-2023	Dry lease	4
ATR-42 (twin turbo prop)	1992	Dry lease	9
ATR-72 (twin turbo prop)	1992	Dry lease	10
ATR-72-600 (twin turbo prop)	2022-2023	Dry lease	1
			85

The Cessna Caravan 208B aircraft are maintained under an FAA Approved Aircraft Inspection Program ("AAIP"). The inspection intervals range from 100 to 200 hours. The current engine overhaul period on the Cessna aircraft is 8,000 hours.

The ATR-42 and ATR-72 aircraft are maintained under a FAA Part 121 continuous airworthiness maintenance program. The program consists of A and C service checks as well as calendar checks ranging from weekly to 12 years in duration. The engine overhaul period is 6,000 hours.

The Cessna Caravan 408 aircraft are maintained under an FAA Approved AAIP. The inspection program consists of 400 to 5,600 flight hour checks and 18 month to 120 month calendar checks.

MAC and CSA operate in a niche market within a highly competitive contract cargo carrier market. MAC and CSA are two of nine carriers that operate within the United States as FedEx feeder carriers. MAC and CSA are benchmarked against the other five FedEx feeders based on safety, reliability, compliance with federal, state and applicable foreign regulations, price and other service-related measurements. The Company believes accurate industry data is not available to indicate the Company's position within its marketplace (in large measure because all of the Company's direct competitors are privately held), but management believes that MAC and CSA, combined, constitute the largest contract carrier of the type described.

FedEx conducts periodic audits of MAC and CSA, and these audits are an integral part of the relationship between the carrier and FedEx. The audits test adherence to the dry-lease agreements and assess the carrier's overall internal control environment, particularly as related to the processing of invoices of FedEx-reimbursable costs. The scope of these audits typically extends beyond simple validation of invoice data against the third-party supporting documentation. The audit teams generally investigate the operator's processes and internal control procedures. The Company believes satisfactory audit results are critical to maintaining its relationship with FedEx. The audits conducted by FedEx are not designed to provide any assurance with respect to the Company's consolidated financial statements, and investors, in evaluating the Company's consolidated financial statements, should not rely in any way on any such examination of the Company or any of its subsidiaries.

On January 31, 2023, the Company acquired WASI, an aircraft repair station that began operating in 1986. WASI is a certified FAA/EASA part 145 repair station (no. OWRF547L) and specializes in medium passenger regional jets, regional/commuter turboprops, cargo and special mission operators. It maintains a fully equipped engine shop with tooling and engine run stands. Services of WASI include inspections, contract maintenance, refurbishment, structural repairs and modifications, avionics, engine service refurbishment and upgrades.

The Company's overnight air cargo operations are not materially seasonal.

Ground Equipment Sales.

GGS is located in Olathe, Kansas and manufactures, sells and services aircraft deicers and other specialized equipment sold to domestic and international passenger and cargo airlines, ground handling companies, the United States Air Force ("USAF"), airports and industrial customers. GGS's product line includes aircraft deicers, scissor-type lifts, military and civilian decontamination units, flight-line tow tractors, glycol recovery vehicles and other specialized equipment. In the fiscal year ended March 31, 2023, sales of deicing equipment accounted for approximately 85% of GGS's revenues, compared to 88% in the prior fiscal year.

GGS designs and engineers its products. Components acquired from third-party suppliers are used in the assembly of its finished products. Components are sourced from a diverse supply chain. The primary components for mobile deicing equipment are the chassis (which is a commercial medium or heavy-duty truck), the fluid storage tank, a boom system, the fluid delivery system and heating equipment. The price of these components is influenced by raw material costs, principally high-strength carbon steels and stainless steel. GGS utilizes continuous improvements and other techniques to improve efficiencies and designs to minimize product price increases to its customers, to respond to regulatory changes, such as emission standards, and to incorporate technological improvements to enhance the efficiency of GGS's products. Improvements have included the development of single operator mobile deicing units to replace units requiring two operators, a patented premium deicing blend system and a more efficient forced-air deicing system.

GGS manufactures five basic models of mobile deicing equipment with capacities ranging from 700 to 2,800 gallons. GGS also offers fixed-pedestal-mounted deicers. Each model can be customized as requested by the customer, including single operator configuration, fire suppressant equipment, open basket or enclosed cab design, a patented forced-air deicing nozzle, on-board glycol blending system to substantially reduce glycol usage, and color and style of the exterior finish. GGS also manufactures five models of scissor-lift equipment, for catering, cabin service and maintenance service of aircraft, and has developed a line of decontamination equipment, flight-line tow tractors, glycol recovery vehicles and other special purpose mobile equipment.

GGS competes primarily on the basis of the quality and reliability of its products, prompt delivery, service and price. The market for aviation ground service equipment is highly competitive. Certain of GGS' competitors may have substantially greater financial resources than we do. These entities or investors may be able to accept more risk than the Company believes is in our best interest. In addition, the market for aviation ground services in the past has typically been directly related to the financial health of the aviation industry, weather patterns and changes in technology.

GGS's mobile deicing equipment business has historically been seasonal, with revenues typically being lower in the fourth and first fiscal quarters as commercial deicers are typically delivered prior to the winter season. The Company has continued its efforts to reduce GGS's seasonal fluctuation in revenues and earnings by broadening its international and domestic customer base and its product line.

In October 2021, GGS was awarded a new contract to supply deicing trucks to the USAF. This agreement renewed GGS' original agreement with the USAF entered in July 2009. Per the contract, GGS had to provide annual pricing for each one-year period during the duration of the contract. Further, based upon volume of commercial items purchased during that year, there may be discounts calculated into the pricing and are reflective of the submitted pricing. With all option years expected to be executed by the government, this contract would expire on October 21, 2027.

GGS sold a total of 14 and 7 deicers under the current contract with the USAF including both GL 1800 and ER 2875 models during fiscal years ended March 31, 2023 and March 31, 2022, respectively and all the units were accepted by the USAF. GGS has already received confirmed orders of 6 deicers for fiscal 2024's delivery order and currently expects the delivery of both GL 1800 and ER 2875 models to begin in the second quarter of fiscal year 2024.

Commercial Jet Engines and Parts.

Contrail and Jet Yard (acquired during fiscal year 2017), AirCo (formed in May 2017), Worthington (acquired in May 2018), Jet Yard Solutions (formed in January 2021), Air'Zona (acquired in March 2021), LGSS (formed March 2022), and Crestone Air Partners ("Crestone", formed April 2022) comprises the commercial jet engines and parts segment of the Company's operations. Contrail is a commercial aircraft trading, leasing and parts solutions provider. Its primary focus revolves around the CFM International CFM56-3/-5/-7 engines and the International Aero Engines V2500A5 engine, which power the two most prevalent narrow body, single aisle aircraft that are currently flown commercially—the Boeing 737 Classic / 737 NG and the Airbus A320 family. Contrail acquires commercial aircraft, jet engines and components for the purposes of sale, trading, leasing and disassembly/overhaul. Contrail holds an ASA-100 accreditation from the Aviation Suppliers Association.

Jet Yard and Jet Yard Solutions offer commercial aircraft storage, storage maintenance and aircraft disassembly/part-out services at facilities leased at the Pinal Air Park in Marana, Arizona. The prevailing climate in this area of Arizona provides conditions conducive to long-term storage of aircraft. Jet Yard Solutions is registered to operate a repair station under Part 145 of the regulations of the FAA. Jet Yard leases approximately 48.5 acres of land under a lease agreement with Pinal County, Arizona. Jet Yard was organized in 2014, entered into the lease in June 2016 and had maintained de minimus operations from formation through the date it was acquired by the Company. Effective January 1, 2021, Jet Yard subleased the aforementioned lease with Pinal County to Jet Yard Solutions.

AirCo operates an established business offering commercial aircraft parts sales, exchanges, procurement services, consignment programs and overhaul and repair services. AirCo Services, a wholly-owned subsidiary of AirCo ("AirCo Services"), holds FAA and European Aviation Safety Agency certifications covering aircraft instrumentation, avionics and a range of electrical accessories for civilian, military transport, regional/commuter and business/commercial jet and turboprop aircraft. Customers of AirCo include airlines and commercial aircraft leasing companies.

Worthington Aviation, like AirCo, operates an established business which supplies spare parts, repair programs and aircraft maintenance services to the global aviation community of regional and business aircraft fleets. Worthington offers a globally networked infrastructure and 24/7 support, ensuring fast delivery of spare parts and service, with four locations strategically located in the United States, United Kingdom & Australia. In addition, Worthington operates two FAA and EASA Certificated repair stations. The Tulsa maintenance, repair and overhaul ("MRO") facility provides composite aircraft structures, repair and support services. As a strategic resource for flight control, exhaust system and line replacement components, Worthington offers a wide array of services for complex operations. At the Eagan, Minnesota-based Repair Station, Worthington repair services offers a wide range of capabilities for repair and overhaul of airframe, accessories and power plant components in support of external as well as internal sales.

Air'Zona is a full service Fixed Base Operator, located on field at Kingman Airport (IGM) in Kingman, Arizona that provides aircraft service and maintenance. LGSS delivers landing gear focused asset management and technical and commercial services worldwide. Crestone invests in commercial jet aircraft and engines on behalf of capital partners and provides full-service aviation asset management. The revenues of Air'Zona, LGSS, and Crestone are not material to the Company's consolidated financial statements.

The Company's commercial jet engines and parts operations are not materially seasonal.

Backlog.

GGS's backlog consists of "firm" orders supported by customer purchase orders for the equipment sold by GGS. At March 31, 2023, GGS's backlog of orders was $13.6 million, all of which GGS expects to be filled in the fiscal year ending March 31, 2024. At March 31, 2022, GGS's backlog of orders was $14.0 million. Backlog is not meaningful for the Company's other business segments.

Governmental Regulation.

The Company and its subsidiaries are subject to regulation by various governmental agencies.

The Department of Transportation ("DOT") has the authority to regulate air service. The DOT has authority to investigate and institute proceedings to enforce its economic regulations, and may, in certain circumstances, assess civil penalties, revoke operating authority and seek criminal sanctions.

Under the Aviation and Transportation Security Act of 2001, as amended, the Transportation Security Administration ("TSA"), an agency within the Department of Homeland Security, has responsibility for aviation security. The TSA requires MAC and CSA to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. It is reasonably possible that these rules or other future security requirements could impose material costs on us.

The FAA has safety jurisdiction over flight operations generally, including flight equipment, flight and ground personnel training, examination and certification, certain ground facilities, flight equipment maintenance programs and procedures, examination and certification of mechanics, flight routes, air traffic control and communications and other matters. The FAA is concerned with safety and the regulation of flight operations generally, including equipment used, ground facilities, maintenance, communications and other matters. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if questions arise concerning airworthiness. The FAA also has power to suspend or revoke for cause the certificates it issues and to institute proceedings for imposition and collection of fines for violation of federal aviation regulations. The Company, through its subsidiaries, holds all operating airworthiness and other FAA certificates that are currently required for the conduct of its business, although these certificates may be suspended or revoked for cause. The FAA periodically conducts routine reviews of MAC and CSA's operating procedures and flight and maintenance records.

The FAA has authority under the Noise Control Act of 1972, as amended, to monitor and regulate aircraft engine noise. The aircraft operated by the Company are in compliance with all such regulations promulgated by the FAA. Moreover, because the Company does not operate jet aircraft, noncompliance is not likely. Aircraft operated by us also comply with standards for aircraft exhaust emissions promulgated by the U.S. Environmental Protection Agency ("EPA") pursuant to the Clean Air Act of 1970, as amended.

Jet Yard, Jet Yard Solutions, AirCo, and WASI, like Worthington, operate repair stations licensed under Part 145 of the regulations of the FAA. These certifications must be renewed annually, or in certain circumstances within 24 months. Certified repair stations are subject to periodic FAA inspection and audit. The repair station may not be relocated without written approval from the FAA.

Because of the extensive use of radio and other communication facilities in its aircraft operations, the Company is also subject to the Federal Communications Act of 1934, as amended.

Maintenance and Insurance.

The Company, through its subsidiaries, is required to maintain the aircraft it operates under the appropriate FAA and manufacturer standards and regulations.

The Company has secured public liability and property damage insurance in excess of minimum amounts required by the United States Department of Transportation.

The Company maintains cargo liability insurance, workers' compensation insurance and fire and extended coverage insurance for owned and leased facilities and equipment. In addition, the Company maintains product liability insurance with respect to injuries and loss arising from use of products sold and services provided.

In March 2014, the Company formed SAIC, a captive insurance company licensed in Utah. SAIC insures risks of the Company and its subsidiaries that were not previously insured by the various Company insurance programs (including the risk of loss of key customers and contacts, administrative actions and regulatory changes); and may from time to time underwrite third-party risk through certain reinsurance arrangements. SAIC is included within the Company's Corporate and other segment.

Employees and Human Capital Resources.

As of March 31, 2023, the Company and its subsidiaries had 584 full-time and full-time-equivalent employees. None of the employees of the Company or any of its consolidated subsidiaries are represented by labor unions. The Company believes its relations with its employees are good.

We consider our relationship with our employees to be good. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. As it relates to our employees:

Oversight and Management

Our executive officers are tasked with leading our organization in managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, talent management and development. We are committed to providing team members with the training and resources necessary to continually strengthen their skills. Our executive team is responsible for periodically reviewing team member programs and initiatives, including healthcare and other benefits, as well as our management development and succession planning practices. Management periodically reports to the Board regarding our human capital measures and results that guide how we attract, retain and develop a workforce to enable our business strategies.

Diversity, Equity and Inclusion

We believe that a diverse workforce is critical to our success, and we continue to monitor and improve the application of our hiring, retention, compensation and advancement processes for women and underrepresented populations across our workforce, including persons of color, veterans and LGBTQ to enhance our inclusive and diverse culture. We plan to invest in recruiting diverse talent.

Workplace Safety and Health

A vital part of our business is providing our workforce with a safe, healthy and sustainable working environment. We focus on implementing change through workforce observation and feedback channels to recognize risk and continuously improve our processes.

Importantly during fiscal years 2020 through 2022, our focus on providing a positive work environment on workplace safety have enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues and workplace visitors safe during the COVID-19 pandemic. We took immediate action at the onset of the COVID-19 pandemic to enact rigorous safety protocols in our facilities by improving sanitation measures, implementing mandatory social distancing, use of facing coverings, reducing on-site workforce through staggered shifts and schedules, remote working where possible, and restricting visitor access to our locations. We believe these actions helped minimize the impact of COVID-19 on our workforce.

Item 1B.   *Risk Factors*
General Business Risks

Market fluctuations may affect our operations.

Market fluctuations may affect our ability to obtain funds necessary for the operation of our businesses from current lenders or new borrowings. In addition, we may be unable to obtain financing on satisfactory terms, or at all. Third-party reports relating to market studies or demographics we obtained previously also may no longer be accurate or complete. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our business, financial condition, results of operation and the overall value of our assets.

Rising inflation may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our common stock.

Inflation has accelerated in the U.S. and globally due in part to global supply chain issues, the increase in interest rates by the Federal Reserve, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and may increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our common stock and our ability to sell additional trust preferred securities.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses.

We compete with many other organizations for skilled management and staff employees, including organizations that operate in different market sectors than us. Costs to recruit and retain adequate personnel could adversely affect results of operations.

Legacy technology systems require a unique technical skillset which is becoming scarcer.

The Company deploys legacy technology systems in several significant business units. As technology continues to rapidly change, the available pool of individuals technically trained in and able to repair or perform maintenance on these legacy systems shrinks. As this scarcity increases, the Company's ability to efficiently and quickly repair its legacy systems becomes increasingly difficult, which could have a significant impact on the Company's day-to-day operations.

Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results.

We utilize information systems and computer technology throughout our business. We store sensitive data and proprietary information on these systems. Threats to these systems, and the laws and regulations governing security of data, including personal data, on information systems and otherwise held by companies is evolving and adding layers of complexity in the form of new requirements and increasing costs of attempting to protect information systems and data and complying with new cybersecurity regulations. Information systems are subject to numerous and evolving cybersecurity threats and sophisticated computer crimes, which pose a risk to the stability and security of our information systems, computer technology, and business.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information systems and computer technology to sophisticated and targeted measures known as advanced persistent threats and ransomware. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. A failure or breach in security could expose our company as well as our customers and suppliers to risks of misuse of information, compromising confidential information and technology, destruction of data, production disruptions, ransom payments, and other business risks which could damage our reputation, competitive position and financial results of our operations. Further, our technology resources may be strained due to an increase in the number of remote users. In addition, defending ourselves against these threats may increase costs or slow operational efficiencies of our business. If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations.

We sustained a cybersecurity attack in May 2022 involving ransomware that caused a network disruption and impacted certain of our systems. Upon detection, we undertook steps to address the incident, including engaging a team of third-party forensic experts and notifying law enforcement. We restored network systems and resumed normal operations. We have taken actions to improve our existing systems such as adding multi-factor authentication and to improve employee training and security competency. While we do not believe this event or resultant actions will have a material adverse effect on our business, this or similar incidents, or any other such breach of our data security infrastructure could have a material adverse effect on our business, results of operations and financial condition.

Although we maintain cybersecurity liability insurance, our insurance may not cover potential claims of these types or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability or litigation costs that are not covered by insurance could harm our business.

We may not be able to insure certain risks adequately or economically.

We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if we are required to pay a deductible for an insured loss, results of operations could be adversely affected.

Legal liability may harm our business.

Many aspects of our businesses involve substantial risks of liability, and, in the normal course of business, we have been named as a defendant or co-defendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our businesses, including expansions into new products or markets, impose greater risks of liability. In addition, unauthorized or illegal acts of our employees could result in substantial liability. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our businesses and our prospects. Although our current assessment is that there is no pending litigation that could have a significant adverse impact, if our assessment proves to be in error, then the outcome of such litigation could have a significant impact on our consolidated financial statements.

Our business might suffer if we were to lose the services of certain key employees.

Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Chief Executive Officer, could have a material adverse effect on our businesses as our key employees have knowledge of our businesses, the industries they operate in and customers that would be difficult to replace.

Our business, financial condition and results of operations could be adversely affected by global public health issues or similar events.

During the fiscal years ended March 31, 2021 and 2022, and to a lesser extent during the fiscal year ended March 31, 2023, the Company's operations were impacted by the spread of the COVID-19 pandemic. Additionally, the Company has had to navigate the impact it had on employees, supply chains and the economy in general and the aviation industry in particular. The Company is unable at this time to predict the impact that a global health crisis or similar event would have on its businesses, financial position and operating results in future periods due to numerous uncertainties.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our centers could adversely impact our business.

If a pandemic, epidemic or outbreak of an infectious disease, including new COVID-19 variants, or other public health crisis were to affect the areas in which we operate, our business, including our revenue, profitability and cash flows, could be adversely affected. Further, a pandemic, epidemic or outbreak of an infectious disease might adversely impact our business by causing temporary shutdowns of our businesses or by causing staffing shortages. We may be unable to locate replacement supplies, and ongoing delays could require us to reduce business operations. Although we have disaster plans in place, the extent to which new COVID-19 variants or other public health crisis will impact our business is difficult to predict and will depend on many factors beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors.

Risks Related to Our Segment Operations

The operating results of our four segments may fluctuate, particularly our commercial jet engine and parts segment.

The operating results of our four segments have varied from period to period and comparisons to results for preceding periods may not be meaningful. Due to a number of factors, including the risks described in this section, our operating results may fluctuate. These fluctuations may also be caused by, among other things:

a. the economic health of the economy and the aviation industry in general;
b. FedEx's demand for the use of the services of our Air Cargo segment;
c. the timing and number of purchases and sales of engines or aircraft;
d. the timing and amount of maintenance reserve revenues recorded resulting from the termination of long term leases, for which significant amounts of maintenance reserves may have accumulated;
e. the termination or announced termination of production of particular aircraft and engine types;
f. the retirement or announced retirement of particular aircraft models by aircraft operators;
g. the operating history of any particular engine, aircraft or engine or aircraft model;
h. the length of our operating leases; and
i. the timing of necessary overhauls of engines and aircraft.

These risks may reduce our operating segment's results including particularly our commercial jet engines and parts segment. These risks may reduce the commercial jet engines and parts segment's engine utilization rates, lease margins, maintenance reserve revenues and proceeds from engine sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and the cost of engines being off-lease. As a result of the foregoing and other factors, the availability of engines for lease or sale periodically experiences cycles of oversupply and undersupply of given engine models and generally. The incidence of an oversupply of engines may produce substantial decreases in engine lease rates and the appraised and resale value of engines and may increase the time and costs incurred to lease or sell engines. We anticipate that supply fluctuations from period to period will continue in the future. As a result, comparisons to results from preceding periods may not be meaningful and results of prior periods should not be relied upon as an indication of our future performance.

Our Air Cargo Segment is dependent on a significant customer.

Our Air Cargo business is significantly dependent on a contractual relationship with FedEx Corporation ("FedEx"), the loss of which would have a material adverse effect on our business, results of operations and financial position. In the fiscal year ended March 31, 2023, 36% of our consolidated operating revenues, and 98% of the operating revenues for our overnight air cargo segment, arose from services we provided to FedEx. While FedEx has been our customer since 1980 under similar terms, our current agreements may be terminated by FedEx upon 90 days' written notice and FedEx may at any time terminate the lease of any particular aircraft thereunder upon 10 days' written notice. In addition, FedEx may terminate the dry-lease agreement with MAC or CSA upon written notice if 60% or more of MAC or CSA's revenue (excluding revenues arising from reimbursement payments under the dry-lease agreement) is derived from the services performed by it pursuant to the respective dry-lease agreement, FedEx becomes its only customer, or either MAC or CSA employs less than six employees. As of the date of issuance of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The loss of these contracts with FedEx would have a material adverse effect on our business, results of operations and financial position.

Our dry-lease agreements with FedEx subject us to operating risks.

Our dry-lease agreements with FedEx provide for the lease of specified aircraft by us in return for the payment of monthly rent with respect to each aircraft leased. The dry-lease agreements provide for the reimbursement by FedEx of our costs, without mark up, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. Under the dry-lease agreements, certain operational costs incurred by us in operating the aircraft are not reimbursed by FedEx at cost, and such operational costs are borne solely by us. An increase in unreimbursed operational costs would negatively affect our results of operations.

Because of our dependence on FedEx, we are subject to the risks that may affect FedEx's operations.

Because of our dependence on FedEx, we are subject to the risks that may affect FedEx's operations. These risks are discussed in FedEx's periodic reports filed with the SEC including its Annual Report on Form 10-K for the fiscal year ended May 31, 2022. These risks include but are not limited to the following:

• Economic conditions and anti-trade measures/trade policies and relations in the global markets in which it operates;
• Additional changes in international trade policies and relations could significantly reduce the volume of goods transported globally and adversely affect its business and results of operations.
• The price and availability of fuel.

- Dependence on its strong reputation and value of its brand;
- Potential disruption to operations resulting from a significant data breach or other disruption to FedEx's technology infrastructure;
- The continuing impact of the COVID-19 pandemic;
- The impact of being self-insured for certain costs;
- The transportation infrastructure continues to be a target for terrorist activities;
- Failure to successfully implement its business strategy and effectively respond to changes in market dynamics and customer preferences.
- Any inability to execute and effectively operate, integrate, leverage and grow acquired businesses and realize the anticipated benefits of acquisitions, joint ventures or strategic alliances;
- FedEx's ability to manage capital and its assets, including aircraft, to match shifting and future shipping volumes;
- Intense competition;
- Its autonomous delivery strategy is dependent upon the ability to successfully mitigate unique technological, operational and regulatory risks.
- The failure to successfully implement its business strategy and effectively respond to changes in market dynamics and customer preferences;
- Failure to attract and maintain employee talent or maintain company culture, as well as increases in labor and purchased transportation cost;
- Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so.
- FedEx Ground relies on service providers to conduct its linehaul and pickup-and-delivery operations, and the status of these service providers as direct employers of drivers providing these services is being challenged.
- Disruptions, modifications in service or changes in the business or financial soundness of the United States Postal Service, a significant customer and vendor of FedEx;
- The impact of proposed pilot flight and duty time regulations;
- Increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;
- The impact of global climate change or by legal, regulatory or market responses to such change;
- Potentially being unable to achieve our goal of carbon neutrality for its global operations by calendar 2040;
- Any inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography;
- Evolving Government regulation and enforcement;
- Any adverse changes in regulations and interpretations or challenges to its tax positions;
- Complex and evolving U.S. and foreign laws and regulations regarding data protection;
- The regulatory environment for global aviation or other transportation rights;
- Other risks and uncertainties, including:
  - widespread outbreak of an illness or any other communicable disease, or any other public health crisis;
  - the increasing costs of compliance with federal, state and foreign governmental agency mandates (including the Foreign Corrupt Practices Act and the U.K. Bribery Act) and defending against inappropriate or unjustified enforcement or other actions by such agencies;
  - changes in foreign currency exchange rates, especially in the euro, Chinese yuan, British pound, Canadian dollar, Australian dollar, Hong Kong dollar, Mexican peso, Japanese yen and Brazilian real, which can affect our sales levels and foreign currency sales prices;
  - any liability resulting from and the costs of defending against class-action, derivative and other litigation, such as wage-and-hour, joint employment, securities and discrimination and retaliation claims, and any other legal or governmental proceedings;
  - the impact of technology developments on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information-technology redundancy and complexity throughout the organization;
  - governmental underinvestment in transportation infrastructure, which could increase our costs and adversely impact our service levels due to traffic congestion, prolonged closure of key thoroughfares or sub-optimal routing of our vehicles and aircraft;
  - disruptions in global supply chains, which can limit the access of FedEx and our service providers to vehicles and other key capital resources and increase our costs;
  - stockholder activism, which could divert the attention of management and our board of directors from our business, hinder execution of our business strategy, give rise to perceived uncertainties as to our future and cause the price of our common stock to fluctuate significantly; and,
  - constraints, volatility or disruption in the capital markets, our ability to maintain our current credit ratings, commercial paper ratings, and senior unsecured debt and pass-through certificate credit ratings, and our ability to meet credit agreement financial covenants.

A material reduction in the aircraft we fly for FedEx could materially adversely affect our business and results of operations.

Under our agreements with FedEx, we are not guaranteed a number of aircraft or routes we are to fly and FedEx may reduce the number of aircraft we lease and operate upon 10 days' written notice. Our compensation under these agreements, including our administrative fees, depends on the number of aircraft leased to us by FedEx. Any material permanent reduction in the aircraft we operate could materially adversely affect our business and results of operations. A temporary reduction in any period could materially adversely affect our results of operations for that period.

Sales of deicing equipment can be affected by weather conditions.

Our ground equipment sales segment's deicing equipment is used to deice commercial and military aircraft. The extent of deicing activity depends on the severity of winter weather. Mild winter weather conditions permit airports to use fewer deicing units, since less time is required to deice aircraft in mild weather conditions. As a result, airports may be able to extend the useful lives of their existing units, reducing the demand for new units.

We are affected by the risks faced by commercial aircraft operators and MRO companies because they are our customers.

Commercial aircraft operators are engaged in economically sensitive, highly cyclical and competitive businesses. We are a supplier to commercial aircraft operators and MROs. As a result, we are indirectly affected by all of the risks facing commercial aircraft operators and MROs, with such risks being largely beyond our control. Our results of operations depend, in part, on the financial strength of our customers and our customers' ability to compete effectively in the marketplace and manage their risks.

Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline.

The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the available supply of such engines. Values of engines generally tend to be relatively stable so long as there is sufficient demand for the host aircraft. However, the value of an engine may begin to decline rapidly once the host aircraft begins to be retired from service and/or used for spare parts in significant numbers. Certain types of engines may be used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of engines from these operators could have an adverse effect on the demand for the affected engine types and the values of such engines.

Upon termination of a lease, we may be unable to enter into new leases or sell the airframe, engine or its parts on acceptable terms.

We directly or indirectly own the engines or aircraft that we lease to customers and bear the risk of not recovering our entire investment through leasing and selling the engines or aircraft. Upon termination of a lease, we seek to enter a new lease or to sell or part-out the engine or aircraft. We also selectively sell engines on an opportunistic basis. We cannot give assurance that we will be able to find, in a timely manner, a lessee or a buyer for our engines or aircraft coming off-lease or for their associated parts. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions), and we cannot guarantee that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our engines. Because the terms of engine leases may be less than 12 months, we may frequently need to remarket engines. We face the risk that we may not be able to keep our engines on lease consistently.

Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft which could affect our ability to re-lease the engines and aircraft in a timely manner following termination of the leases.

The value and income producing potential of an engine or aircraft depends heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In addition, for an engine or aircraft to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine or aircraft must be maintained in accordance with governmental and manufacturer specifications. Under our leases, our lessees are primarily responsible for maintaining our aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. However, over time, certain lessees have experienced, and may experience in the future, difficulties in meeting their maintenance and recordkeeping obligations as specified by the terms of our leases. Failure by our lessees to maintain our assets in accordance with requirements could negatively affect the value and desirability of our assets and expose us to increased maintenance costs that may not be sufficiently covered by supplemental maintenance rents paid by such lessees.

Our ability to determine the condition of the engines or aircraft and whether the lessees are properly maintaining our assets is generally limited to the lessees' reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third-parties. A lessee's failure to meet its maintenance or recordkeeping obligations under a lease could result in:
a. a grounding of the related engine or aircraft;
b. a repossession that would likely cause us to incur additional and potentially substantial expenditures in restoring the engine or aircraft to an acceptable maintenance condition;
c. a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine or aircraft;
d. a decline in the market value of the aircraft or engine resulting in lower revenues upon a subsequent lease or sale;
e. loss of lease revenue while we perform refurbishments or repairs and recreate records; and
f. a lower lease rate and/or shorter lease term under a new lease entered into by us following repossession of the engine or aircraft.

Any of these events may adversely affect the value of the engine, unless and until remedied, and reduce our revenues and increase our expenses. If an engine is damaged during a lease and we are unable to recover from the lessee or though insurance, we may incur a loss.

We may experience losses and delays in connection with repossession of engines or aircraft when a lessee defaults.

We may not be able to repossess an engine or aircraft when the lessee defaults, and even if we are able to repossess the engine or aircraft, we may have to expend significant funds in the repossession, remarketing and leasing of the asset. When a lessee defaults and such default is not cured in a timely manner, we typically seek to terminate the lease and repossess the engine or aircraft. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights and we may need to obtain consents to export the engine or aircraft. As a result, the relevant asset may be off-lease or not producing revenue for a prolonged period of time. In addition, we will incur direct costs associated with repossessing our engine or aircraft, including, but not limited to, legal and similar costs, the direct costs of transporting, storing and insuring the engine or aircraft, and costs associated with necessary maintenance and recordkeeping to make the asset available for lease or sale. During this time, we will realize no revenue from the leased engine or aircraft, and we will continue to be obligated to pay any debt financing associated with the asset. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner.

Our commercial jet engine and parts segment and its customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft.

Certain of the laws and regulations applicable to our business, include:

Licenses and consents. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our engines or aircraft. Consents needed in connection with future leasing or sale of our engines or aircraft may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines or aircraft.

Export/import regulations. The U.S. Department of Commerce (the "Commerce Department") regulates exports. We are subject to the Commerce Department's and the U.S. Department of State's regulations with respect to the lease and sale of engines and aircraft to foreign entities and the export of related parts. These Departments may, in some cases, require us to obtain export licenses for engines exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of engines and aircraft into the United States for maintenance or lease and imports of parts for installation on our engines and aircraft.

Restriction Lists. We are prohibited from doing business with persons designated by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") on its "Specially Designated Nationals List," and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC's rules. Similarly, sanctions issued by the United Nations, the U.S. government, the European Union or other foreign governments could prohibit or restrict us from doing business in certain countries or with certain persons. As a result, we must monitor our operations and existing and potential lessees and other counterparties for compliance with such sanctions.

Anti-corruption Laws. As a U.S. corporation with international operations, we are required to comply with a number of U.S. and international laws and regulations which combat corruption. For example, the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar world-wide anti-bribery laws generally prohibit improper payments to foreign officials for the purpose of influencing any official act or decision or securing any improper advantage. The scope and enforcement of such anti-corruption laws and regulations may vary. Although our policies expressly mandate compliance with the FCPA and similarly applicable laws, there can be no assurance that none of our employees or agents will take any action in violation of our policies. Violations of such laws or regulations could result in substantial civil or criminal fines or penalties. Actual or alleged violations could also damage our reputation, be expensive to defend, and impair our ability to do business.

Civil aviation regulation. Users of engines and aircraft are subject to general civil aviation authorities, including the FAA and the EASA, who regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine and aircraft types or a series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Each lessee of an engine or aircraft generally is responsible for complying with all airworthiness directives. However, if the engine or aircraft is off lease, we may be forced to bear the cost of compliance with such airworthiness directives. Additionally, even if the engine or aircraft is leased, subject to the terms of the lease, if any, we may still be forced to share the cost of compliance.

Our aircraft, engines and parts could cause damage resulting in liability claims.

Our aircraft, engines or parts could cause bodily injury or property damage, exposing us to liability claims. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including general liability and property insurance at agreed upon levels. However, we cannot guarantee that one or more catastrophic events will not exceed insurance coverage limits or that lessees' insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss.

We have risks in managing our portfolio of aircraft and engines to meet customer needs.

The relatively long life cycles of aircraft and jet engines can be shortened by world events, government regulation or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine and aircraft types, maintaining a portfolio mix of engines that we believe is diversified, has long-term value and will be sought by lessees in the global market for jet engines, and by selling engines and aircraft that we expect will not experience obsolescence or declining usefulness in the foreseeable future. There is no assurance that the engine and aircraft types owned or acquired by us will meet customer demand.

Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft.

Liens that secure the payment of repairers' charges or other liens may, depending on the jurisdiction, attach to engines and aircraft. Engines also may be installed on airframes to which liens unrelated to the engines have attached. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, exceed the value of the particular engine or aircraft to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine or aircraft. Such liens may have priority over our interest as well as our creditors' interest in the engines or aircraft. These liens and lien holders could impair our ability to repossess and lease or sell the engines or aircraft. We cannot give assurance that our lessees will comply with their obligations to discharge third-party liens on our assets. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess such assets.

In certain countries, an engine affixed to an aircraft may become an addition to the aircraft and we may not be able to exercise our ownership rights over the engine.

In certain jurisdictions, an engine affixed to an aircraft may become an addition to the aircraft such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. Such a security interest could limit our ability to repossess an engine located in such a jurisdiction in the event of a lessee bankruptcy or lease default. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

Higher or volatile fuel prices could affect the profitability of the aviation industry and our lessees' ability to meet their lease payment obligations to us.

Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental factors and events and currency exchange rates. Natural and other disasters can also significantly affect fuel availability and prices. The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their operating results. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. The profitability and liquidity of those airlines that do hedge their fuel costs can also be adversely affected by swift movements in fuel prices if such airlines are required to post cash collateral under hedge agreements. Therefore, if for any reason fuel prices return to historically high levels or show significant volatility, our lessees are likely to incur higher costs or generate lower revenues, which may affect their ability to meet their obligations to us.

Interruptions in the capital markets could impair our lessees' ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.

The global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Our lessees depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only on unfavorable terms, and to the extent financial markets do not provide equity financing as an alternative, our lessees' operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us.

Our lessees may fail to adequately insure our aircraft or engines which could subject us to additional costs.

While an aircraft or engine is on lease, we do not directly control its operation. Nevertheless, because we hold title to the aircraft or engine, we could, in certain jurisdictions, be held liable for losses resulting from its operation. At a minimum, we may be required to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, such operational liabilities. However, some lessees may fail to maintain adequate insurance coverage during a lease term, which, although constituting a breach of the lease, would require us to take some corrective action, such as terminating the lease or securing insurance for the aircraft or engines. Therefore, our lessees' insurance coverage may not be sufficient to cover all claims that could be asserted against us arising from the operation of our aircraft or engines. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations to us will reduce the insurance proceeds that we would otherwise be entitled to receive in the event we are sued and are required to make payments to claimants. Moreover, our lessees' insurance coverage is dependent on the financial condition of insurance companies and their ability to pay claims. A reduction in insurance proceeds otherwise payable to us as a result of any of these factors could materially and adversely affect our financial results.

If our lessees fail to cooperate in returning our aircraft or engines following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.

Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft or engines are located. We may need to obtain a court order or consents for de-registration or re-export, a process that can differ substantially from county to country. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may also apply. For example, certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease, to assign it to a third party, or to entitle the lessee or another third party to retain possession of the aircraft or engines without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees are partially or wholly owned by government-related entities, which can further complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engines.

When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped. These include legal and other expenses related to legal proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We must absorb the cost of lost revenue for the time the aircraft or engines are off-lease. We may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and are necessary to put the aircraft or engines in suitable condition for re-lease or sale. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft and in obtaining the certificate of airworthiness for an aircraft. It may be necessary to pay to discharge liens or pay taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engines.

If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens.

In the normal course of their businesses, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens that may attach to our aircraft. Aircraft may also be subject to mechanic's liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens may ultimately become our financial responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results.

If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms.

If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft or engines promptly and at favorable rates, if at all.

Withdrawal, suspension or revocation of governmental authorizations or approvals could negatively affect our business.

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business. Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair and operation of aircraft operated in the United States and equivalent regulatory agencies in other countries, such as the EASA in Europe, regulate aircraft operated in those countries. With the aircraft, engines and related parts that we purchase, lease and sell to our customers, we include documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition and results of operations. New and more stringent government regulations, if enacted, could have an adverse effect on our business, financial condition and results of operations. In addition, certain product sales to foreign countries require approval or licensing from the U.S. government. Denial of export licenses could reduce our sales to those countries and could have a material adverse effect on our business.

<p style="text-align:center">**Risks Related to Our Structure and Financing/Liquidity Risks**</p>

Our holding company structure may increase risks related to our operations.

Our business, financial condition and results of operations are dependent upon those of our individual businesses, and our aggregate investment in particular industries. We are a holding company with investments in businesses and assets in a number of industries. Our business, financial condition and results of operations are dependent upon our various businesses and investments and their management teams. Each of our businesses generally operate independently and in a decentralized manner. Additionally, in the ordinary course of business we guarantee the obligations of entities that we manage and/or invest in. Any material adverse change in one of our businesses, investments or management teams, or in a particular industry in which we operate or invest, may cause material adverse changes to our business, financial condition and results of operations. The more capital we devote to a particular investment or industry may increase the risk that such investment could significantly impact our financial condition and results of operations, possibly in a material adverse way.

A small number of stockholders has the ability to control the Company.

We have a very concentrated stockholder base. As of March 31, 2023, our three largest stockholders beneficially owned or had the ability to direct the voting of shares of our common stock representing approximately 65% of the outstanding shares. As a result, these stockholders have the power to determine the outcome of substantially all matters submitted to our stockholders for approval, including the election of our board of directors. In addition, future sales by these stockholders of substantial amounts of our common stock, or the potential for such sales, could adversely affect the prevailing market price of our securities.

Although we do not expect to rely on the "controlled company" exemption, we may soon become a "controlled company" within the meaning of the Nasdaq listing standards, and we would qualify for exemptions from certain corporate governance requirements.

A "controlled company," as defined in the Nasdaq listing standards, is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Controlled companies are not required to comply with certain Nasdaq listing standards relating to corporate governance, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement that its nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

As of May 4, 2023, Nicolas Swenson, our President, Chief Executive Officer and Chairman of the Board, beneficially owned an aggregate of 1,340,799 shares of our common stock, which represents 47.84% of the voting power of our outstanding common stock. Our President, CEO/Chairman could soon own a majority of the voting power for the election of our directors, and thus we would meet the definition of a "controlled company." As a result, these requirements would not apply to us as long as we remain a "controlled company."

Although we may soon qualify as a "controlled company," we currently do not, and we do not expect to, rely on this exemption and we currently comply with, and we expect to continue to comply with, all relevant corporate governance requirements under the Nasdaq listing standards. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq listing standards that relate to corporate governance.

An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our cash flow and negatively affect the results of our business operations.

A portion of our outstanding debt bears interest at floating rates. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing our debt and could materially and adversely affect our results of operations, financial condition, liquidity and cash flows. In addition, if we refinance our indebtedness or it matures and interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced or matures, the cost of servicing our debt would increase and our results of operations, financial condition, liquidity and cash flows could be materially and adversely affected.

Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.

In addition to being capital intensive and highly leveraged, our aircraft and engine business requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine and aircraft purchases as well as to service our payment obligations to our creditors as they become due, despite the fact that the timing and amounts of our revenues do not match the timing under our debt service obligations. Our restricted cash is unavailable for general corporate purposes. Accordingly, our ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following:
- a significant decline in revenues,
- a material increase in interest expense that is not matched by a corresponding increase in revenues,
- a significant increase in operating expenses,
- a reduction in our available credit under our credit facilities, or
- general economic or national events.
If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired.

Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations.

Future cash flow of the Company's operations can fluctuate significantly. If future cash flows are not sufficient to permit the Company to meet its obligations, this would likely have a material adverse effect on the Company, its businesses, financial condition and results of operations. Additionally, credit market volatility may affect our ability to refinance our existing debt, borrow funds under our existing lines of credit or incur additional debt. There can be no assurance that the Company or its subsidiaries will continue to have access to their lines of credit if their financial performance does not satisfy the financial covenants set forth in the applicable financing agreements. If the Company or its subsidiaries do not meet certain of its financial covenants, and if they are unable to secure necessary waivers or other amendments from the respective lenders on terms acceptable to management and to renew or replace financing arrangements that mature during the current fiscal year, their ability to access available lines of credit could be limited, their debt obligations could be accelerated by the respective lenders and liquidity could be adversely affected.

The Company and/or its subsidiaries may be required to seek additional or alternative financing sources if the Company's or its subsidiaries' cash needs are significantly greater than anticipated or they do not materially meet their business plans, or there are unanticipated downturns in the markets for the Company's and its subsidiaries' products and services. Future disruption and volatility in credit market conditions could have a material adverse impact on the Company's ability, or that of its subsidiaries, to refinance debt when it comes due on terms similar to our current credit facilities, to draw upon existing lines of credit or to incur additional debt if needed. There can be no assurance therefore that such financing will be available or available on acceptable terms. The inability to generate sufficient cash flows from operations or through financings or disruptions in the credit markets could impair the Company's or its subsidiaries' liquidity and would likely have a material adverse effect on their businesses, financial condition and results of operations.

A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor.

Because our investment strategy can involve public company securities, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other competitors result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations. Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.

Our ability to make payments on, or repay or refinance, our debt, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives.

If we cannot meet our debt service obligations, we may be forced to reduce or delay investments and aircraft or engine purchases, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet our aircraft or engine purchase commitments as they come due.

The transition away from LIBOR may adversely affect our cost to obtain financing and may potentially negatively impact our interest rate swap agreements.

It is expected that a transition away from the widespread use of London Interbank Offered Rate ("LIBOR") to alternative rates may have a material adverse impact on the availability and cost of our financing, including LIBOR-based loans, as well as our interest rate swap agreements. We currently anticipate phasing out of our LIBOR based loans and swaps in the foreseeable future but uncertainty remains with respect to the implementation of the phase out and what revisions will be required and implemented, which will depend heavily on the current market conditions. It therefore remains uncertain how such changes will be implemented and the effects such changes would have on us and the financial markets generally. These changes may have a material adverse impact on the availability of financing and on our financing costs. Also, increases in interest rates on variable rate debt would increase our interest expense and the cost of refinancing existing debt and incurring new debt, unless we make arrangements that hedge the risk of rising interest rates, which would adversely affect net income and cash available for payment of our debt obligations and distributions to equity holders.

Despite our substantial indebtedness, we may incur significantly more debt, and cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations, and despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and engines and meeting our contractual obligations as the agreements relating to our debt, including our junior subordinated debentures, indentures, term loan facilities, revolving credit facilities, and other financings do not entirely prohibit us from incurring additional debt. We also enter into financing commitments in the normal course of business, which we may be required to fund. If we are required to fund these commitments and are unable to do so, we could be liable for damages pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit could occur. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, dispose of one or more of our assets on disadvantageous terms, or raise equity, causing dilution to existing stockholders.

The terms of our various credit agreements and other financing documents also require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, and adequate insurance coverage. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations. Regulatory and market changes may also result in higher borrowing costs and reduced access to credit.

Our current financing arrangements require compliance with financial and other covenants and a failure to comply with such covenants could adversely affect our ability to operate.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and adequate insurance coverage. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations. Regulatory and market changes may also result in higher borrowing costs and reduced access to credit.

Future acquisitions and dispositions of businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of the Company and its securities.

Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities, as well as our business mix and prospects. Consequently, our financial condition, results of operations and the trading price of our securities may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We face numerous risks and uncertainties as we expand our business.

We expect the growth and development of our business to come primarily from internal expansion and through acquisitions, investments, and strategic partnering. As we expand our business, there can be no assurance that financial controls, the level and knowledge of personnel, operational abilities, legal and compliance controls and other corporate support systems will be adequate to manage our business and growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects. In addition, if we acquire new businesses and/or introduce new products, we face numerous risks and uncertainties concerning the integration of their controls and systems, including financial controls, accounting and data processing systems, management controls, other operations and adequate security. A failure to integrate these systems and controls, and even an inefficient integration of these systems and controls, could adversely affect our business and prospects.

Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company's ability to operate profitably.

Our business strategy includes, among other things, strategic and opportunistic acquisitions. This element of our strategy entails several risks, including, but not limited to the diversion of management's attention from other business concerns and the need to finance such acquisitions with additional equity and/or debt. In addition, once completed, acquisitions entail further risks, including: unanticipated costs and liabilities of the acquired businesses, including environmental liabilities, that could materially adversely affect our results of operations; difficulties in assimilating acquired businesses, preventing the expected benefits from the transaction from being realized or achieved within the anticipated time frame; negative effects on existing business relationships with suppliers and customers; and losing key employees of the acquired businesses. If our acquisition strategy is not successful or if acquisitions are not well integrated into our existing operations, the Company's operations and business results could be negatively affected.

Strategic ventures may increase risks applicable to our operations.

We may enter into strategic ventures that pose risks, including a lack of complete control over the enterprise, and other potential unforeseen risks, any of which could adversely impact our financial results. We may occasionally enter into strategic ventures or investments with third parties in order to take advantage of favorable financing opportunities, to share capital or operating risk, or to earn aircraft management fees. These strategic ventures and investments may subject us to various risks, including those arising from our possessing limited decision-making rights in the enterprise or over the related aircraft. If we were unable to resolve a dispute with a strategic partner in such a venture that retains material managerial veto rights, we might reach an impasse which may lead to operational difficulties in the venture and increases costs or the liquidation of our investment at a time and in a manner that would result in our losing some or all of our original investment and/or the occurrence of other losses, which could adversely impact our financial results.

Rapid business expansions or new business initiatives may increase risk.

Certain business initiatives, including expansions of existing businesses such as the relatively recent expansion at our commercial jet engines and parts segment and the establishment of an aircraft asset management business and an aircraft capital joint venture, may bring us into contact, directly or indirectly, with individuals and entities that are not within our traditional client and counterparty base and may expose us to new asset classes, new business plans and new markets. These business activities expose us to new and enhanced risks, greater regulatory scrutiny of these activities, increased credit-related, sovereign and operational risks, and reputational concerns regarding the manner in which these assets are being operated or held. There is no assurance that prior year activity and results will occur in future periods.

Our policies and procedures may not be effective in ensuring compliance with applicable law.

Our policies and procedures designed to ensure compliance with applicable laws may not be effective in all instances to prevent violations. We could become subject to various governmental investigations, audits and inquiries, both formal and informal. Such investigations, regardless of their outcome, could be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

Compliance with the regulatory requirements imposed on us as a public company results in significant costs that may have an adverse effect on our results.

As a public company, we are subject to various regulatory requirements including, but not limited to, compliance with the rules and regulations of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Compliance with these rules and regulations results in significant additional costs to us both directly, through increased audit and consulting fees, and indirectly, through the time required by our limited resources to address such regulations.

Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure, and in the case of acquisitions, may take time to be fully implemented. Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under U.S. securities laws is recorded, processed, summarized and reported within the required time periods. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.


Risks Related to Environmental, Social, and Governance Issues


Climate change, related legislative and regulatory responses to climate change, and the transition to a lower carbon economy may adversely affect our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could also compound adverse economic conditions. To the extent that significant changes in the climate occur in areas where our businesses are located or operate, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, our properties located in these areas or affected by these conditions and could negatively impact our operations. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change, including regulations aimed at limiting greenhouse gas emissions and the implementation of "green" building codes, could result in increased capital expenditures without a corresponding increase in revenue. Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change.

We are subject to risks from natural disasters such as earthquakes and severe weather (the frequency and severity of which may be impacted by climate change), which may include more frequent or severe storms, extreme temperatures and ambient temperature increases, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

Natural disasters, severe weather such as earthquakes, tornadoes, wind, or floods, and wildfires may result in significant damage to our properties or disruption of our operations. The extent of casualty losses and loss of income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. Additional consequences of severe weather could include increased insurance premiums and deductibles or a decrease in the availability of coverage.

Environmentally hazardous conditions could potentially adversely affect us.

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources, or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. The cost of defending against environmental claims, of compliance with environmental regulatory requirements, or of remediating any contaminated property could materially and adversely affect us.

We are subject to increasing scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities, which could result in additional costs or risks and adversely impact our reputation, associate retention, and ability to raise capital from such investors.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, and stakeholders have focused increasingly on the Environmental, Social and Governance ("ESG" or "sustainability") practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and associate retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, associate health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. In addition, investors may decide to refrain from investing in us as a result of their assessment of our approach to and consideration of the ESG factors.

Item 1B.   *Unresolved Staff Comments*

Not applicable.

Item 2.   *Properties.*

The Company owns approximately 4.626 acres in Denver, North Carolina, which houses the operations of Air T and MAC and a 55,000 square feet office building in St. Louis Park, Minnesota that is partially leased to tenants and is the location of the Company's Minnesota executive office. On April 13, 2023, the Company signed a lease agreement to move the operations of Air T to Charlotte, North Carolina. The lease is for 4,900 square feet of office space, will commence on July 1, 2023 and expire on November 30, 2028 with the option to extend the lease for one additional three year term.

The Company leases approximately 1,950 square feet of office space and approximately 4,800 square feet of hangar space at the Ford Airport in Iron Mountain, Michigan. CSA's operations are headquartered at these facilities which are leased from a third party under an annually renewable agreement.

The Company leases approximately 53,000 square feet of a 66,000 square foot aircraft maintenance facility located in Kinston, North Carolina under an agreement that extends through January 2028, with the option to extend the lease for three additional five-year periods thereafter. The rental rate under the lease increases by increments for each of the five-year renewal periods.

GGS leases an 112,500 square feet production facility in Olathe, Kansas. The facility is leased from a third party under a lease agreement, which expires in August 2024.

As of March 31, 2023, the Company leased hangar, maintenance and office space from third parties at a variety of other locations, at prevailing market terms.

Contrail leases a 21,000 square feet facility in Verona, Wisconsin. This is a lease from a related party. See <u>Note 15 "Related Party Matters"</u> of <u>Notes to Consolidated Financial Statements included under Part II, Item 8</u> of this report. This lease expires on July 17, 2026. Contrail also leased a 1,453 square feet office space in Denver, Colorado. The lease is a 60 month lease that extends through June 2026. As part of the formation of Crestone and transition of certain Contrail's employees to Crestone, Contrail terminated this lease prior to its expiration in 2026. Crestone entered into a lease agreement of a 1,663 square feet office space in Glendale, Colorado on September 1, 2022. The lease is a 24 month lease that extends through August 2024 with no option to renew.

Jet Yard leases approximately 48.5 acres of land from Pinal County at the Pinal Air Park in Marana, Arizona. The lease expires in May 2046, though Jet Yard has an option to renew the lease for an additional 30-year period (though the lease to a 2.6-acre parcel of the leased premises may be terminated by Pinal County upon 90 days' notice). The lease agreement permits Pinal County to terminate the lease if Jet Yard fails to make substantial progress toward the construction of facilities on the leased premises in phases in accordance with a specified timetable. On May 27, 2020, Pinal County and Jet Yard entered into the first amendment to the lease agreement in which Pinal County agreed to the terms of Jet Yard's ground hardening civil improvement project ("ground hardening improvements") on areas under lease to improve its aircraft parking facilities. Starting in fiscal 2021, Jet Yard subleased the aforementioned lease along with the ground hardening improvements to Jet Yard Solutions.

DSI leases 12,206 square feet of space in a building located in Mississauga, Canada. The lease expires on July 31, 2028.

Worthington and AirCo lease a 41,280 square-feet facility in Eagan, Minnesota. The lease for this facility expires in April 2027. Worthington has a lease in Tulsa, Oklahoma, which is 22,582 square feet and expires in January 2027. Additionally, Worthington also has two facility leases in Australia: Unit E3 is 1,195 square feet and Unit B5 is 1,442 square feet, both of which expire in January 2025.

WASI subleases approximately 53,500 square feet of land and facilities located at Branson National Airport, Springfield, Missouri. The lease expires on January 30, 2028 with an option to renew for two additional and consecutive five year terms plus an additional and consecutive term ending on May 5, 2039. WASI also leases an additional 2,000 square feet hangar space that expires on January 30, 2025 with no option to renew.

Item 3. *Legal Proceedings.*

The Company and its subsidiaries are subject to legal proceedings and claims that arise in the ordinary course of their business. We believe that our current proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations. We record a liability when a loss is considered probable, and the amount can be reasonably estimated.

Item 4.   *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's common stock is publicly traded on the NASDAQ Global Market under the symbol "AIRT."

As of March 31, 2023, the approximate number of holders of record of the Company's Common Stock was 154.

The Company has not paid any cash dividends since 2014.

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 shares (adjusted to 1,125,000 shares after the stock split on June 10, 2019) of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. The Company purchased 51,794 shares pursuant to this authorization during the fiscal year ended March 31, 2023.

The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this report under the heading "Equity Compensation Plan Information".

Purchases of shares of common stock during the fourth quarter are described below:

Dates of Shares Purchased	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Jan 1 - Jan 31, 2023	2,336	$ 25.04	2,336	872,999
Feb 1 - Feb 28, 2023	214	$ 22.60	214	872,785
March 1 - March 31, 2023	1,072	$ 21.85	1,072	871,713

As of March 31, 2023, the Company did not sell any securities within the past three years that were not registered under the Securities Act.

Item 6.   *[Reserved]*

23

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically diversify Air T's earnings power and compound the growth in its free cash flow per share over time.

We currently operate in four industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;

- Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;

- Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and;

- Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other is also comprised of insignificant businesses that do not pertain to other reportable segments.

Acquisitions

On January 31, 2023, the Company acquired WASI, a Kansas corporation that services the aircraft industry across the United States and internationally through the operation of a repair station which is located in Springfield, Missouri at the Branson National Airport. The acquisition was funded with cash and the loans described in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. WASI is included within the Overnight air cargo segment. See Note 2 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Unconsolidated Investments

The Company has an ownership interest in Contrail Asset Management, LLC ("CAM"). The operations of CAM are not consolidated into the operations of the Company. See Note 24 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

The Company also has ownership interests in Insignia and CCI. The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

Forward Looking Statements

Certain statements in this Report, including those contained in "Overview," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic and industry conditions in the Company's markets;
- The risk that contracts with FedEx could be terminated or adversely modified;
- The risk that the number of aircraft operated for FedEx will be reduced;
- The risk that GGS customers will defer or reduce significant orders for deicing equipment;
- The impact of any terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- The Company's ability to meet debt service covenants and to refinance existing debt obligations;
- The risk of injury or other damage arising from accidents involving the Company's overnight air cargo operations, equipment or parts sold and/or services provided;
- Market acceptance of the Company's commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Changes in the value of marketable securities held as investments;
- Mild winter weather conditions reducing the demand for deicing equipment;
- Market acceptance and operational success of the Company's relatively new aircraft asset management business and related aircraft capital joint venture; and
- Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Fiscal 2023 vs. 2022

Consolidated revenue increased by $70.2 million (40%) to $247.3 million for the fiscal year ended March 31, 2023 compared to the prior fiscal year. Following is a table detailing revenue (after elimination of intercompany transactions), in thousands:

| | Year ended March 31, | | | | Change | |
	2023		2022			
Overnight Air Cargo	$	90,543	$	74,409	$	16,134	22 %
Ground Equipment Sales		48,485		42,239		6,246	15 %
Commercial Jet Engines and Parts		101,737		57,689		44,048	76 %
Corporate and Other		6,558		2,740		3,818	139 %
Total	$	247,323	$	177,077	$	70,246	40 %

Revenues from the air cargo segment increased by $16.1 million (22%) compared to the prior fiscal year, principally attributable to higher labor revenues, higher admin fees and higher FedEx pass through revenues due to increased fleet (72 aircraft in the prior year compared to 85 in the current year). Pass-through costs under the dry-lease agreements with FedEx totaled $29.2 million and $23.0 million for the years ended March 31, 2023 and 2022, respectively.

The ground equipment sales segment contributed approximately $48.5 million and $42.2 million to the Company's revenues for the fiscal years ended March 31, 2023 and 2022, respectively, representing a $6.2 million (15%) increase in the current year. The increase was primarily driven by a higher volume of truck sales to the USAF and commercial customers in the current fiscal year. At March 31, 2023, the ground equipment sales segment's order backlog was $13.6 million compared to $14.0 million at March 31, 2022.

The commercial jet engines and parts segment contributed $101.7 million of revenues in fiscal year ended March 31, 2023 compared to $57.7 million in the prior fiscal year which is an increase of $44.0 million (76%). The increase is primarily attributable to the fact that all the companies within this segment had higher component sales as the aviation industry started to see more activity in the current year as COVID-19 related restrictions continued to loosen.

Revenues from the corporate and other segment increased by $3.8 million (139%) compared to the prior fiscal year, principally attributable to having a full year of Shanwick's revenues in fiscal 2023 compared to having only 2 months of revenues in fiscal 2022.

Following is a table detailing operating (loss) income by segment, net of intercompany during Fiscal 2023 and Fiscal 2022 (in thousands):

| | Year ended March 31, | | | | Change | |
	2023		2022			
Overnight Air Cargo	$	4,047	$	2,794	$	1,253
Ground Equipment Sales		3,141		3,220		(79)
Commercial Jet Engines and Parts		(957)		3,619		(4,576)
Corporate and Other	$	(10,638)		(878)		(9,760)
Total	$	(4,407)	$	8,755	$	(13,162)

Consolidated operating loss for the fiscal year ended March 31, 2023 was $4.4 million compared to consolidated operating income of $8.8 million in the prior fiscal year.

Operating income for the air cargo segment increased by $1.3 million in the current fiscal year, due primarily to having higher segment revenues as described above, offset by higher pilot salaries and aircraft lease costs.

The current fiscal year's ground equipment sales segment operating income was relatively flat compared to the prior fiscal year.

Operating loss of the commercial jet engines and parts segment was $1.0 million compared to operating income of $3.6 million in the prior year. The change was primarily attributable to the increase in inventory write-down of $6.6 million in the current fiscal year compared to the prior fiscal year, offset by the increase in sales explained above.

Operating loss of the corporate and other segment increased by $9.8 million in the current fiscal year, primarily driven by the $9.1 million offset to general and administrative expenses in the prior fiscal year as a result of the Employee Retention Credit ("ERC") that did not recur in the current fiscal year.

The table below provides Adjusted EBITDA by segment for the fiscal year ended March 31, 2023 and 2022 (in thousands):

| | Twelve Months Ended | | | | Change | |
	March 31, 2023		March 31, 2022			
Overnight Air Cargo	$	4,505	$	2,854	$	1,651
Ground Equipment Sales		3,314		3,455		(141)
Commercial Jet Engines and Parts		7,105		5,200		1,905
Corporate and Other		(8,895)		(103)		(8,792)
Adjusted EBITDA	$	6,029	$	11,406	$	(5,377)

Consolidated Adjusted EBITDA for the fiscal year ended March 31, 2023 was $6.0 million, a decrease of $5.4 million compared to the prior fiscal year.

Adjusted EBITDA for the air cargo segment increased by $1.7 million in the current fiscal year, due primarily to having higher segment operating income as described above.

The current fiscal year's ground equipment sales segment Adjusted EBITDA was relatively flat compared to the prior fiscal year's.

Adjusted EBITDA of the commercial jet engines and parts segment was $7.1 million, an increase of $1.9 million from the prior fiscal year. The increase was primarily driven by higher component sales explained above.

The corporate and other segment Adjusted EBITDA loss increased by $8.8 million from fiscal 2022 to fiscal 2023. The increase was driven by the $9.1 million offset to general and administrative expenses in the prior fiscal year as a result of the ERC credit that did not recur in the current fiscal year.

Following is a table detailing consolidated non-operating income (expense), net of intercompany during fiscal 2023 and fiscal 2022 (in thousands):

| | Year Ended March 31, | | | | Change | |
	2023		2022			
Interest expense, net	$	(7,935)	$	(4,948)	$	(2,987)
Gain on forgiveness of Paycheck Protection Program ("PPP")		—		8,331		(8,331)

Income from equity method investments		1,460		37		1,423
Other		(471)		1,221		(1,692)
Total	$	(6,946)	$	4,641	$	(11,587)

The Company had net non-operating loss of $6.9 million for the fiscal year ended March 31, 2023 compared to a non-operating income of $4.6 million in the prior fiscal year. The change was primarily attributable to the $8.3 million gain on the SBA's forgiveness of the Company's PPP loan recognized in the prior fiscal year, in addition to the $3.0 million increase in contractual interest expense driven by an increase in Contrail's revolver usage in the current fiscal year.

During the year ended March 31, 2023, the Company recorded $0.4 million of income tax expense, which yielded an effective rate of -3.8%. The primary factors contributing to the difference between the federal statutory rate of 21% and the Company's effective tax rate for the fiscal year ended March 31, 2023 were the estimated benefit for the exclusion of income for the Company's captive insurance company subsidiary under §831(b), the exclusion of the minority owned portion of pretax income of Contrail, state income tax expense, and changes in the valuation allowance. The net change in the valuation allowance was $3.1 million for the year ended March 31, 2023. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. The change in the Company's valuation allowance is primarily due to the realizability of the domestic deferred tax assets, the unrealized losses on investments, the foreign tax credits generated by the operations in the Company's Puerto Rico branch that is expected to expire before being fully utilized, and the change in full valuation allowances associated with the Delphax entities.

During the fiscal year ended March 31, 2022, the Company recorded $1.2 million of income tax expense at an effective tax rate of 8.7%. The primary factors contributing to the difference between the federal statutory rate of 21% and the Company's effective tax rate for the fiscal year ended March 31, 2022 were the estimated benefit for the exclusion of income for the Company's captive insurance company subsidiary under §831(b), the exclusion of the minority owned portion of pretax income of Contrail, state income tax expense, the exclusion of PPP loan forgiveness proceeds from taxable income, and changes in the valuation allowance. The change in the valuation allowance is primarily due to unrealized losses on investments and the generation of foreign tax credits through the NOL carryback claim that the Company expects to expire before they are fully utilized, and attribute reduction incurred by Delphax related to dissolution of its French subsidiary.

Market Outlook

Future economic developments such as inflation and increased interest rates as well as further business issues such as supply chain issues present uncertainty and risk with respect to our financial condition and results of operations. Each of our businesses implemented measures to attempt to limit the impact of COVID-19 and economic and business issues but we still experienced disruptions, and we experienced a reduction in demand for commercial aircraft, jet engines and parts compared to historical periods. Many of our businesses may continue to generate reduced operating cash flows and could operate at a loss from time to time beyond fiscal 2023. We expect that issues caused by the pandemic and other economic and business issue will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact these issues on economic and market conditions and our businesses in particular, and, as a result, present material uncertainty and risk with respect to us and our results of operations.

Liquidity and Capital Resources

As of March 31, 2023, the Company held approximately $7.1 million in total cash, cash equivalents and restricted cash, of which, $0.8 million related to cash collateral for three Opportunity Zone fund investments. The Company also held $2.2 million in restricted investments held as statutory reserve of SAIC.

As of March 31, 2023, the Company's working capital amounted to $52.3 million, a decrease of $45.1 million compared to March 31, 2022, primarily driven by an increase of $32.3 million in the current portion of long-term debt and a decrease of $8.2 million in the ERC receivable as refunds were received during fiscal 2023.

The Company's Credit Agreement with Minnesota Bank & Trust, a Minnesota state banking corporation ("MBT") (the Air T debt in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) includes several covenants that are measured twice a year at September 30 and March 31, including but not limited to, a negative covenant requiring a debt service coverage ratio of 1.25.

The AirCo 1 Credit Agreement (the AirCo 1 debt in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) contains an affirmative covenant relating to collateral valuation.

The Air T Acquisition 22.1's term loans with ING (the Air T Acquisition 22.1 debt in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) include several covenants that are measured once a year at December 31, including but not limited to, a negative covenant requiring a debt service coverage ratio of 1.10 and a senior net leverage ratio of 2.10 at December 31, 2022 and 1.50 at subsequent years.

The Contrail Credit Agreement (the Contrail debt in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report) contains affirmative and negative covenants, including covenants that restrict the ability of Contrail and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates. The Contrail Credit Agreement also contains quarterly financial covenants applicable to Contrail and its subsidiaries, including a minimum debt service coverage ratio of 1.25 to 1.0 and a minimum tangible net worth ("TNW") of $12 million. As of March 31, 2023, the Company, AirCo 1, Air T Acquisition 22.1 and Contrail were in compliance with all financial covenants.

As of December 31, 2022, Contrail management forecasted that Contrail would be in violation of the debt service coverage ratio covenant contained in the ONB financing agreements during the twelve-month period subsequent to the filing date of the Form 10-Q for the quarterly period ended December 31, 2022, primarily because the first principal payment of its Term Note G ("Term Note G – ONB") was to become due in November 2023. Non-compliance with a debt covenant that is not subsequently cured allows Old National Bank ("ONB") the right to accelerate the maturity of the Contrail Credit Agreement and declare the entire amount of Contrail's outstanding debt at the time of non-compliance immediately due and payable and exercise its remedies with respect to the collateral that secures the debt. In the event of acceleration of maturity of the Contrail Credit Agreement, the Company would not have sufficient cash on hand or available liquidity to repay the outstanding debt.

In response to this condition, Contrail entered into an amendment to the Credit Agreement with ONB whereby, among other things, in exchange for a $20 million principal prepayment of Term Note G, Contrail obtained a waiver of the debt service coverage ratio covenant. $6.7 million of the $20.0 million prepayment was paid on March 30, 2023 and the remaining $13.3 million payment is currently expected to be paid in September 2023. These payments will eliminate the need for Contrail to make any future scheduled principal payments on Term Note G until the final maturity of (on) November 24, 2025. At this time, Contrail management believes it is highly probable that it will have sufficient liquidity to make the $13.3 million prepayment in September 2023.

The obligations of Contrail under the Contrail Credit Agreement are guaranteed by the Company, up to a maximum of $1.6 million, plus costs of collection. The Company is not liable for any other assets or liabilities of Contrail and there are no cross-default provisions with respect to Contrail's debt in any of the Company's debt agreements with other lenders.

As mentioned in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on June 9, 2022, the Company, Jet Yard and MBT entered into Amendment No. 1 to Third Amended and Restated Credit Agreement ("Amendment") and a related Overline Note ("Overline Note") in the original principal amount of $5.0 million. The Amendment and Note memorialize an increase to the amount that may be drawn by the Company on the MBT revolving credit agreement from $17.0 million to $22.0 million. As of March 31, 2023, the Overline Note was paid in full and terminated and the unused commitment on the MBT revolver was $8.3 million. The borrowing base calculation methodology remains unchanged.

As mentioned in Note 10 and Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on September 30, 2022, the Company executed a promissory note payable to CCI for $2.0 million that bears interest at 10.00% per annum and matured on December 30, 2022. As of December 31, 2022, this note has been repaid.

As mentioned in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on November 8, 2022, Contrail entered into the Second Amendment to Master Loan Agreement (the "Amendment") with ONB. The Amendment amends the Master Loan Agreement dated as of June 24, 2019, as amended. The principal revisions made in the Amendment are: (i) the tangible net worth covenant was revised to require that Contrail maintain a tangible net worth of at least $12.0 million at all times prior to March 31, 2024 and $15.0 million at all times on or following March 31, 2024; and, (ii) that all proceeds from certain asset sales during the period beginning on October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G. Contrail executed a Collateral Assignment of two Aircraft engines in connection with the Amendment.

As mentioned in Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on March 22, 2023, Contrail entered into the First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement ("the Amendment") with ONB. The Amendment amends the Master Loan Agreement dated June 24, 2019 with principal revisions to: (i) Section 3 of the Second Amendment was revised so that exclusion of certain gains and losses from the definition of "net income" applies through September 30, 2023, not March 31, 2023; (ii) Section 5 of the Second Amendment relating to prepayment of Term Loan G was amended to eliminate the requirement that all asset sales during the period beginning with October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G; instead, the Amendment provision now reflects the agreement that voluntary payments totaling $20.0 million would be made by the borrower on Term Loan G no later than September 30, 2023; and, (iii) a revolving note resting period covenant was added to the Amendment whereby the outstanding principal balance on the revolving note would be paid to zero (0) for at least thirty (30) consecutive days during each annual period ending on the anniversary date of the revolving note, provided the borrower has not achieved a debt service coverage ratio of 1.10:1.

As mentioned in Note 2 and Note 14 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, on January 31, 2022 the Company funded the WASI acquisition through (i) a promissory note to Worldwide Aviation, LLC, (ii) cash, and (iii) an additional secured loan from MBT. The promissory note to Worldwide Aviation, LLC ("Seller's Note") in the amount of $1.5 million bears a fixed interest rate of 6.00% and is payable via periodic payments up to the January 1, 2026 maturity date. In connection with the acquisition, the Company and Jet Yard, LLC entered Amendment No. 2 to the Third Amended and Restated Credit Agreement ("Amendment No. 2") with MBT. Amendment No. 2 amends the Third Amended and Restated Credit Agreement dated as of August 31, 2021 as amended by that certain Amendment No. 1 to the Third Amended and Restated Credit Agreement dated June 9, 2022. Amendment No. 2 provides for a new term loan ("Term Loan F") in the amount of $1.0 million to help finance a portion of the consideration paid by the Company. Pursuant to the amendment, the Company executed Term Note F in favor of MBT in the original principal amount of $1.0 million. The note bears interest at a rate equal to the greater of six percent (6.00%) or the prime rate plus one percent (1.00%). The note obligates the Company to make monthly payments of principal plus accrued interest commencing March 1, 2023. The note may be prepaid, in whole or part, at any time without penalty and final payment of all amounts due under the note is due January 31, 2028.

As mentioned in Note 24 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, Contrail entered into an Operating Agreement with the Seller providing for the put and call options with regard to the 21% non-controlling interest retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on July 18, 2021 ("Contrail RNCI"). As of the date of this filing, neither the Seller nor Air T has indicated an intent to exercise the put and call options. If either side were to exercise the option, the Company anticipates that the price would approximate the fair value of the Contrail RNCI, as determined on the transaction date. The Company currently expects that it would fund any required payment from cash provided by operations.

As mentioned in Note 24 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report, the Company has ownership interest in Contrail Asset Management, LLC ("CAM"). The operations of CAM are not consolidated into the operations of the Company. For its Investment Function (as defined in Note 24 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report), CAM's initial commitment to CJVII was approximately $51.0 million. The Company and MRC have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. As of March 31, 2023, the Company has fulfilled its capital commitments to CAM.

The revolving lines of credit at Air T with MBT and Contrail with ONB have a due date or expire within the next twelve months. As of the date of this report, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note to extend the maturity date of the credit facility to August 31, 2024 and include the following changes:

1. A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year;
2. The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%;
3. The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and,
4. The covenant restricting the Company's use of funds for "Other Investments" was revised to limit the Company to $5.0 million of "Other Investments" per year.

We are currently seeking to refinance the Contrail revolver prior to its maturity date; however, there is no assurance that we will be able to execute this refinancing or, if we are able to refinance this obligation, that the terms of such refinancing would be as favorable as the terms of our existing credit facility.

As a result, management believes it is probable that the cash on hand and current financings, net cash provided by operations from its remaining operating segments, together with amounts available under our current revolving lines of credit, as amended, will be sufficient to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued.

Cash Flows

Following is a table of changes in cash flow from continuing operations for the respective years ended March 31, 2023 and 2022 (in thousands):

	Year Ended March 31,				Change	
	2023		**2022**			
Net Cash Provided by (Used in) Operating Activities	$	16,909	$	(33,084)	$	49,993
Net Cash Used in Investing Activities		(6,168)		(33,388)		27,220
Net Cash (Used in) Provided by Financing Activities		(12,380)		59,254		(71,634)
Effect of foreign currency exchange rates		361		(341)		702
Net Decrease in Cash and Cash Equivalents and Restricted Cash	$	(1,278)	$	(7,559)	$	6,281

Cash provided by operating activities was $16.9 million in fiscal year 2023 compared to cash used in operating activities of $33.1 million in fiscal year 2022. The fluctuation was primarily driven by the $17.3 million change in the ERC receivable: in the prior fiscal year, the Company applied for the ERC in the amount of $9.1 million, of which, in the current fiscal year, the Company received $8.2 million. In addition, the fluctuation was further increased by the $27.8 million change in inventories, primarily due to Contrail and GGS generating more sales of their inventories compared to the prior fiscal year.

Cash used in investing activities for fiscal year 2023 was $6.2 million compared to cash used in investing activities for the prior fiscal year of $33.4 million. The current fiscal year's cash usage was primarily driven by cash used for the acquisition of WASI of $2.5 million and investment in unconsolidated entities of $3.1 million. The prior fiscal year's cash usage was primarily driven by cash used for the acquisitions of Wolfe Lake assets of $13.4 million, Shanwick's acquisition of $12.8 million, and investment in unconsolidated entities of $6.8 million.

Cash used in financing activities for fiscal year 2023 was $12.4 million compared to cash provided by financing activities for the prior fiscal year of $59.3 million. This was primarily due to decreased net proceeds from lines of credit of $8.4 million, less proceeds from term loans of $23.6 million in addition to increased payments on term loans of $24.0 million. Lastly, the change was also due to the fact that there was no proceeds received from issuance of TruPs in the current fiscal year compared to $11.3 million in the prior fiscal year.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company. The Company is not currently engaged in the use of any of these arrangements.

Systems and Network Security

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including hacking, viruses, malicious software, break-ins, phishing attacks, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information or other interruption to our business operations. As techniques used to obtain unauthorized access to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Supply Chain and Inflation

The Company continues to monitor a wide range of health, safety, and regulatory matters related to the continuing COVID-19 pandemic including its impact on our business operations. In addition, ongoing supply chain disruptions have impacted product availability and costs across all markets including the aviation industry in which our Company operates. Additionally, the United States is experiencing an acute workforce shortage and increasing inflation and interests rates which has created a hyper-competitive wage environment and increased debt costs. Thus far, the direct impact of these items on our businesses has not been material. However, ongoing or future disruptions to consumer demand, our supply chain, product pricing inflation, continued increases in interest rates, our ability to attract and retain employees, or our ability to procure products and fulfill orders, could negatively impact the Company's operations and financial results in a material manner. We continue to look for proactive ways to mitigate potential impacts of these issues at our businesses.

The Company believes that inflation has not had a material effect on its manufacturing and commercial jet engine and parts operations, because increased costs to date have been passed on to customers. Under the terms of its overnight air cargo business contracts the major cost components of that segment's operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed by its customer. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Non-GAAP Financial Measures

The Company uses adjusted earnings before taxes, interest, and depreciation and amortization ("Adjusted EBITDA"), a non-GAAP financial measure as defined by the SEC, to evaluate the Company's financial performance. This performance measure is not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Adjusted EBITDA is defined as earnings before taxes, interest, and depreciation and amortization, adjusted for specified items. The Company calculates Adjusted EBITDA by removing the impact of specific items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. When calculating Adjusted EBITDA, the Company does not add back depreciation expense for aircraft engines that are on lease, as the Company believes this expense matches with the corresponding revenue earned on engine leases. Depreciation expense for leased engines totaled $1.6 million and $0.3 million for the fiscal year ended March 31, 2023 and 2022.

Management believes that Adjusted EBITDA is a useful measure of the Company's performance because it provides investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. Adjusted EBITDA is not intended to replace or be an alternative to operating income (loss) from continuing operations, the most directly comparable amounts reported under GAAP.

The table below provides a reconciliation of operating income (loss) from continuing operations to Adjusted EBITDA for the fiscal year ended March 31, 2023 and 2022 (in thousands):

	Twelve Months Ended			
		March 31, 2023		March 31, 2022
Operating (loss) income from continuing operations	$	(4,407)	$	8,755
Depreciation and amortization (excluding leased engines depreciation)		2,525		1,589
Asset impairment, restructuring or impairment charges[1]		7,840		805
Loss on sale of property and equipment		8		5
Securities expenses		63		252
Adjusted EBITDA	$	**6,029**	$	**11,406**

The table below provides Adjusted EBITDA by segment for the fiscal year ended March 31, 2023 and 2022 (in thousands):

	Twelve Months Ended			
		March 31, 2023		March 31, 2022
Overnight Air Cargo	$	4,505	$	2,854
Ground Equipment Sales		3,314		3,455
Commercial Jet Engines and Parts		7,105		5,200
Corporate and Other		(8,895)		(103)
Adjusted EBITDA	$	**6,029**	$	**11,406**

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[1] Included in the asset impairment, restructuring or impairment charges for the fiscal year ended March 31, 2023 was a write-down of $7.3 million on the commercial jet engines and parts segment's inventory, of which, $5.4 million was due to a management decision to monetize three engines by sale to a third party, in which the net carrying values exceeded the estimated proceeds. The remainder of the write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2023, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

Seasonality

The ground equipment sales segment business has historically been seasonal, with the revenues and operating income typically being higher in the second and third fiscal quarters as commercial deicers are typically delivered prior to the winter season. Other segments are typically not susceptible to material seasonal trends.

Critical Accounting Policies and Estimates.

The Company's significant accounting policies are described in <u>Note 1</u> of <u>Notes to Consolidated Financial Statements included under Part II, Item 8</u> of this report. The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The Company believes that the following are its most critical accounting policies:

<u>Business Combinations</u>. The Company accounts for business combinations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations. Consistent with ASC 805, the Company accounts for each business combination by applying the acquisition method. Under the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. Goodwill is recognized for the excess of the purchase consideration over the fair value of identifiable net assets acquired. Included in purchase consideration is the estimated acquisition date fair value of any earn-out obligation incurred. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non-controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company's consolidated balance sheets. There are various estimates and judgments related to the valuation of identifiable assets acquired, liabilities assumed, goodwill and non-controlling interests. These estimates and judgments have the potential to materially impact the Company's consolidated financial statements.

<u>Inventories</u> – Inventories are carried at the lower of cost or net realizable value. Within the Company's commercial jet engines and parts segment, there are various estimates and judgments made in relief of inventory as parts are sold from established groups of parts from one engine or airframe purchase. The estimates and judgments made in relief of inventory are based on assumptions that are consistent with a market participant's future expectations for the commercial aircraft, jet engines and parts industry and the economy in general and our expected intent for the inventory. These assumptions and estimates are complex and subjective in nature. Changes in economic and operating conditions, including those occurring as a result of the impact of the COVID-19 pandemic or its effects could impact the assumptions and result in future losses to our inventory.

The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

<u>Valuation of Assets on Lease or Held for Lease</u> - Engine assets on lease or held for lease are stated at cost, less accumulated depreciation. On a quarterly basis, we monitor the portfolio for events which may indicate that a particular asset may need to be evaluated for potential impairment. These events may include a decision to part-out or sell an asset, knowledge of specific damage to an asset, or supply/demand events which may impact the Company's ability to lease an asset in the future. On an annual basis, even absent any such 'triggering event', we evaluate the assets in our portfolio to determine if their carrying amount may not be recoverable. If an asset is determined to be unrecoverable, the asset is written down to fair value. When evaluating for impairment, we test at the individual asset level (e.g., engine, airframe or aircraft), as each asset generates its own stream of cash flows, including lease rents and maintenance reserves.

The Company must make significant and subjective estimates in determining whether any impairment exists. Those estimates are as follows:

- Fair value – we determine fair value by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from airlines, engine manufacturers and MRO providers as well as specific market sales and repair cost data.

- Future cash flows – when evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model.

If the forecasted undiscounted cash flows and fair value of our long-lived assets decrease in the future, we may incur impairment charges.

<u>Accounting for Redeemable Non-Controlling Interest</u>. Policies related to redeemable non-controlling interests involve judgment and complexity, specifically on the classification of the non-controlling interests in the Company's consolidated balance sheet, and the accounting treatment for changes in the fair value or estimated redemption value for non-controlling interests that are redeemed at other than fair value. Further, there is significant judgment in determining whether an equity instrument is currently redeemable or not currently redeemable but probable that the equity instrument will become redeemable. Additionally, there are also significant estimates made in the valuation of Contrail's RNCI. The fair value of Contrail's non-controlling interest is determined using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Contrail's discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. Contrail's market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail. There are also significant estimates made to determine the estimated redemption value of Shanwick's redeemable non-controlling interest ("Shanwick RNCI"). The analysis uses significant inputs such as forecasted earnings before interest and taxes ("EBIT"), discount rate and expected volatility, which require significant management judgment and assumptions.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

The Company is subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of its variable rate borrowing. The Company has entered into variable to fixed rate interest-rate swap agreements to effectively reduce its exposure to interest rate fluctuations.

We are also exposed to certain losses in the event of nonperformance by the counterparties under the swaps. We regularly evaluate the financial condition of our counterparties. Based on this review, we currently expect the counterparties to perform fully under the swaps. However, if a counterparty defaults on its obligations under a swap, we could be required to pay the full rates on the applicable debt, even if such rates were in excess of the rate in the contract.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and the Notes to Consolidated Financial Statements for a description of our accounting policies and other information related to these financial instruments.

Item 8.   *Financial Statements and Supplementary Data.*

INDEX TO FINANCIAL STATEMENTS

	Page
AIR T, INC. CONSOLIDATED FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	37
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2023 and 2022	39
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2023 and 2022	40
Consolidated Balance Sheets as of March 31, 2023 and 2022	41
Consolidated Statements of Cash Flows for the Years Ended March 31, 2023 and 2022	42
Consolidated Statements of Equity for the Years Ended March 31, 2023 and 2022	43
Notes to Consolidated Financial Statements	44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Air T, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Redeemable non-controlling interest – valuation of Contrail Aviation Support, LLC — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company has a 79% controlling interest in Contrail Aviation Support, LLC and is party to an operating agreement with the owner of the remaining 21% ownership interest in Contrail Aviation Support, LLC, that contains certain future redemption features that are outside the control of the Company.

This arrangement is recorded and disclosed as a redeemable non-controlling interest at fair value of $7.2 million as of March 31, 2022. The Company adjusts the redeemable non-controlling interest each reporting period to the higher of the redemption value or carrying value, using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. The determination of fair value includes estimation uncertainty under both approaches.

The income approach requires significant management judgment with respect to forecasts of future revenue, operating margins, and capital expenditures, and the selection and use of an appropriate discount rate. The market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail Aviation Support, LLC. We identified the valuation of redeemable non-controlling interest in Contrail Aviation Support, LLC as a critical audit matter given the significant judgments and assumptions required by management to estimate the fair value of the redeemable non-controlling interest, as well as the fact that performing audit procedures required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant judgments and assumptions utilized in the valuation of the redeemable non-controlling interest in Contrail Aviation Support, LLC, included the following, among others:

- We evaluated the reasonableness of management's forecasts of future revenue and operating margins by comparing the forecasts to:
  ◦ Historical results of Contrail Aviation Support, LLC, and
  ◦ Forecasted information included in industry reports.
- We considered the impact of industry and market conditions on management's forecasts for Contrail Aviation Support, LLC.
- We involved our fair value specialists to assist in the evaluation of:
  ◦ The valuation methodologies used by the Company to determine whether they were consistent with generally accepted valuation practices, and reasonably weighted.
  ◦ The discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.
  ◦ Earnings multiples, including testing the underlying source information and mathematical accuracy of the calculations, and evaluating the appropriateness of the Company's selection of companies in its industry comparable groups.
- We performed sensitivity analyses with regard to forecasted revenue and the discount rate to evaluate the changes in the fair value of the redeemable non-controlling interest in Contrail Aviation Support, LLC, that would result from changes in those significant assumptions.
- We evaluated whether the business and valuation assumptions used were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 27, 2023

We have served as the Company's auditor since 2018.

38

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except per share data)	Year Ended March 31, 2023	2022
Operating Revenues:		
Overnight air cargo	$ 90,543	$ 74,409
Ground equipment sales	48,485	42,239
Commercial jet engines and parts	101,737	57,689
Corporate and other	6,558	2,740
	247,323	177,077
Operating Expenses:		
Overnight air cargo	79,720	65,694
Ground equipment sales	39,328	33,538
Commercial jet engines and parts	75,288	36,603
General and administrative	45,384	29,817
Depreciation and amortization	4,162	1,860
Inventory write-down	7,324	768
Impairment of long-lived assets	516	37
Loss on sale of property and equipment	8	5
	251,730	168,322
Operating (Loss) Income	(4,407)	8,755
Non-operating (Expense) Income:		
Interest expense, net	(7,935)	(4,948)
Gain on forgiveness of PPP	—	8,331
Income from equity method investments	1,460	37
Other	(471)	1,221
	(6,946)	4,641
(Loss) Income before income taxes	(11,353)	13,396
Income Tax Expense	432	1,169
Net (Loss) Income	(11,785)	12,227
Net Income Attributable to Non-controlling Interests	(510)	(1,299)
Net (Loss) Income Attributable to Air T, Inc. Stockholders	$ (12,295)	$ 10,928
(Loss) Income per share (Note 23)		
Basic	$ (4.32)	$ 3.79
Diluted	$ (4.32)	$ 3.78
Weighted Average Shares Outstanding:		
Basic	2,847	2,880
Diluted	2,847	2,888

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,	
(In thousands)	2023	2022
Net (Loss) Income	$ (11,785)	$ 12,227
Other Comprehensive Income:		
Foreign currency translation income (loss)	4	(549)
Unrealized gain on interest rate swaps, net of tax of $332 and $294	998	929
Reclassification of interest rate swaps into earnings	77	41
Total Other Comprehensive Income	1,079	421
Total Comprehensive (Loss) Income	(10,706)	12,648
Comprehensive Income Attributable to Non-controlling Interests	(510)	(1,299)
Comprehensive (Loss) Income Attributable to Air T, Inc. Stockholders	$ (11,216)	$ 11,349

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	March 31, 2023	March 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,806	$ 5,616
Marketable securities	—	859
Restricted cash	1,284	2,752
Restricted investments	2,161	1,691
Accounts receivable, net of allowance for doubtful accounts of $1,160 and $1,368	27,218	19,684
Income tax receivable	536	3,230
Inventories, net	71,125	75,167
Employee retention credit receivable	940	9,138
Other current assets	7,487	10,106
Total Current Assets	116,557	128,243
Assets on lease or held for lease, net of accumulated depreciation of $223 and $780	83	14,509
Property and equipment, net of accumulated depreciation of $6,624 and $5,405	21,439	21,212
Intangible assets, net of accumulated amortization of $4,191 and $2,947	12,103	13,260
Right-of-use assets	11,666	7,354
Equity method investments	13,230	9,864
Goodwill	10,563	10,126
Other assets	3,921	3,031
Total Assets	189,562	207,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	10,449	9,397
Income tax payable	304	194
Accrued expenses and other (Note 12)	13,133	13,391
Current portion of long-term debt	38,736	6,482
Short-term lease liability	1,664	1,443
Total Current Liabilities	64,286	30,907
Long-term debt	86,349	129,326
Deferred income tax liabilities, net	2,417	2,812
Long-term lease liability	10,771	6,734
Other non-current liabilities	47	1,342
Total Liabilities	163,870	171,121
Redeemable non-controlling interest	12,710	10,761
Commitments and contingencies (Note 24)		
Equity:		
Air T, Inc. Stockholders' Equity:		
Preferred stock, $1.00 par value, 2,000,000 shares authorized	—	—
Common stock, $0.25 par value; 4,000,000 shares authorized, 3,026,495 shares issued, 2,818,374 and 2,866,418 shares outstanding	757	756
Treasury stock, 208,121 at $19.62 and 156,327 shares at $19.20	(4,083)	(3,002)
Additional paid-in capital	728	393
Retained earnings	13,686	26,729
Accumulated other comprehensive income (loss)	816	(263)
Total Air T, Inc. Stockholders' Equity	11,904	24,613
Non-controlling Interests	1,078	1,104
Total Equity	12,982	25,717
Total Liabilities and Equity	$ 189,562	$ 207,599

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
(In thousands)	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (11,785)	$ 12,227
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	4,162	1,860
Gain on forgiveness of PPP loan	—	(8,331)
Income from equity method of investments	(1,460)	(37)
Inventory write-down	7,324	768
Impairment of long-lived assets	516	37
Other	769	876
Change in operating assets and liabilities:		
Accounts receivable	(6,290)	(12,654)
Inventories	10,163	(17,602)
Accounts payable	992	1,050
Accrued expenses	(893)	(485)
Employee retention credit receivable	8,198	(9,138)
Other	5,213	(1,655)
Total adjustments	17,383	(40,484)
Net cash provided by (used in) operating activities	16,909	(33,084)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of marketable securities	—	815
Acquisition of businesses, net of cash acquired	(2,498)	(12,804)
Investment in unconsolidated entities	(3,064)	(6,797)
Acquisition of assets	—	(13,408)
Capital expenditures related to property & equipment	(1,178)	(1,530)
Capital expenditures related to assets on lease or held for lease	—	(28)
Other	572	364
Net cash used in investing activities	(6,168)	(33,388)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from lines of credit	139,329	99,363
Payments on lines of credit	(132,958)	(84,551)
Proceeds from term loan	10,627	34,232
Payments on term loan	(27,850)	(3,813)
Proceeds received from issuance of TruPs	—	11,278
Other	(1,528)	2,745
Net cash (used in) provided by financing activities	(12,380)	59,254
Effect of foreign currency exchange rates on cash and cash equivalents	361	(341)
NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,278)	(7,559)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	8,368	15,927
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	7,090	8,368
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:		
Equipment leased or held for lease transferred to inventory	12,700	12
Equipment in inventory transferred to assets on lease	33	13,100
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Operating cash payments for operating leases	1,881	1,824
Cash paid during the year for interest	5,867	1,523
Cash paid during the year for income taxes	$ 1,026	$ 429

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests*	Total Equity
	Shares	Amount	Share	Amount					
Balance, March 31, 2021	3,023	$ 756	141	$ (2,617)	$ —	$ 16,270	$ (684)	$ 989	$ 14,714
Net income*	—	—	—	—	—	10,928	—	115	11,043
Repurchase of common stock	—	—	15	(385)	—	—	—	—	(385)
Stock compensation expense	—	—	—	—	393	—	—	—	393
Foreign currency translation loss	—	—	—	—	—	—	(549)	—	(549)
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	531	—	—	531
Unrealized gain of interest rate swaps, net of tax	—	—	—	—	—	—	929	—	929
Put option issued to co-investor in CAM (Note 24)	—	—	—	—	—	(1,000)	—	—	(1,000)
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	41	—	41
Balance, March 31, 2022	3,023	$ 756	156	$ (3,002)	$ 393	$ 26,729	$ (263)	$ 1,104	$ 25,717

(In thousands)	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests*	Total Equity
	Share	Amount	Share	Amount					
Balance, March 31, 2022	3,023	$ 756	156	$ (3,002)	$ 393	$ 26,729	$ (263)	$ 1,104	$ 25,717
Net loss*	—	—	—	—	—	(12,295)	—	(26)	(12,321)
Repurchase of common stock	—	—	52	(1,081)	—	—	—	—	(1,081)
Exercise of stock options	4	1	—	—	20	—	—	—	21
Stock compensation expense	—	—	—	—	315	—	—	—	315
Foreign currency translation loss	—	—	—	—	—	—	4	—	4
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	(1,748)	—	—	(1,748)
Unrealized gain on interest rate swaps, net of tax	—	—	—	—	—	—	998	—	998
Reversal of Put option issued to co-investor in CAM (Note 24)	—	—	—	—	—	1,000	—	—	1,000
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	77	—	77
Balance, March 31, 2023	3,027	$ 757	208	$ (4,083)	$ 728	$ 13,686	$ 816	$ 1,078	$ 12,982

*Excludes amount attributable to redeemable non-controlling interest in Contrail and Shanwick.

See notes to consolidated financial statements.

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically diversify Air T's earnings power and compound the growth of free cash flow per share over time.

We currently operate in four industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;

- Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;

- Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and;

- Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other is also comprised of insignificant businesses that do not pertain to other reportable segments.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as its non-wholly owned subsidiaries, Contrail, Shanwick and Delphax. All intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the prior period amounts to conform to the current presentation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future economic developments such as inflation and increased interest rates as well as further business issues such as supply chain issues present uncertainty and risk with respect to our financial condition and results of operations. Each of our businesses implemented measures to attempt to limit the impact of COVID-19 and economic and business issues but we still experienced disruptions, and we experienced a reduction in demand for commercial aircraft, jet engines and parts compared to historical periods. Many of our businesses may continue to generate reduced operating cash flows and could operate at a loss from time to time beyond fiscal 2023. We expect that issues caused by the pandemic and other economic and business issue will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact these issues on economic and market conditions and our businesses in particular, and, as a result, presents material uncertainty and risk with respect to us and our results of operations. The Company believes the estimates and assumptions underlying the Company's consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2023, however; uncertainty over the ultimate direct and indirect impact COVID-19 will have on the global economy generally, and the Company's business in particular, makes any estimates and assumptions as of March 31, 2023 inherently less certain than they would be absent the current and potential impacts of COVID-19.

Segments - The Company has four reportable operating segments: overnight air cargo, ground equipment sales, commercial jet engine and parts and corporate and other. The Company assesses the performance of these segments on an individual basis (see Note 22).

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The Company's Chief Executive Officer reviews financial information by business segment for purposes of allocating resources and evaluating financial performance. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

Variable Interest Entities – In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Company analyzes its variable interests to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews to determine if we must consolidate a variable interest entity as its primary beneficiary.

Business Combinations – The Company accounts for business combinations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations.* Consistent with ASC 805, the Company accounts for each business combination by applying the acquisition method. Under the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. Goodwill is recognized for the excess of the purchase consideration over the fair value of identifiable net assets acquired. Included in purchase consideration is the estimated acquisition date fair value of any earn-out obligation incurred. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non-controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company's consolidated balance sheets.

The acquisition method permits the Company a period of time after the acquisition date during which the Company may adjust the provisional amounts recognized in a business combination. This period of time is referred to as the "measurement period". The measurement period provides an acquirer with a reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. Accordingly, the Company is required to recognize adjustments to the provisional amounts, with a corresponding adjustment to goodwill, in the reporting period in which the adjustments to the provisional amounts are determined. Thus, the Company would adjust its consolidated financial statements as needed, including recognizing in its current-period earnings the full effect of changes in depreciation, amortization, or other income effects, by line item, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date.

Income statement activity of an acquired business is reflected within the Company's consolidated statements of income (loss) commencing with the date of acquisition. Amounts for pre-acquisition periods are excluded.

Acquisition-related costs are costs the Company incurs to affect a business combination. Those costs may include such items as finder's fees, advisory, legal, accounting, valuation, and other professional or consulting fees, and general administrative costs. The Company accounts for such acquisition-related costs as expenses in the period in which the costs are incurred and the services are received.

Changes in estimates of the fair value of earn-out obligations subsequent to the acquisition date are not accounted for as part of the acquisition, rather, they are recognized directly in earnings.

Cash and Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Financial Instruments Designated for Trading – Except for short sales of equity securities, the Company accounts for all other financial instruments (including derivative instruments) designated for trading in accordance with ASC 815. All changes in the fair value of the financial instruments designated for trading are recognized in earnings as they occur. Further, all gains and losses on derivative instruments designated for trading are presented net on the consolidated Statements of Income (Loss). The fair value of derivative instruments designated for trading in a gain position are recorded in Other Current Assets and the fair value of derivative instruments designated for trading in a loss position are recorded in Accrued Expenses and Other on the consolidated Balance Sheets.

The Company accounts for short sales of equity securities in accordance with ASC 942 and ASC 860. The obligations incurred in short sales are reported in Accrued Expenses and Other on the consolidated Balance Sheets. They are subsequently measured at fair value through the income statement at each reporting date with gains and losses on securities. Interest on the short positions are accrued periodically and reported as interest expense. The market value of the Company's equity securities and cash held by the broker are used as collateral against any outstanding margin account borrowings for purposes of short selling equities. This collateral is recorded in Other Current Assets on the consolidated Balance Sheets.

The Company reports all cash receipts and payments resulting from the purchases and sales of securities, loans, and other assets that are acquired specifically for resale as operating cash flows.

Inventories – Inventories are carried at the lower of cost or net realizable value. When finished goods units are leased to customers under operating leases, the units are transferred to Assets on Lease or Held For Lease. The classification of cash flows associated with the purchase and sale of finished goods is based on the activity that is likely to be the predominant source or use of cash flows for the items. Consistent with aviation industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Investments under the Equity Method – The Company utilizes the equity method to account for investments when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company applies the equity method to investments in common stock and to other investments when such other investments possess substantially identical subordinated interests to common stock. For investments that have a different fiscal year-end, if the difference is not more than three months, the Company elects a 3-month lag to record the change in the investment.

The Company assesses the carrying value of its investments whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount of the investment to the estimated future undiscounted cash flows of the investment, which take into account current, and expectations for future, market conditions and the Company's intent with respect to holding or disposing of the investment. Changes in economic and operating conditions, including those occurring as a result of the impact of the COVID-19 pandemic, that occur subsequent to a current impairment analysis and the Company's ultimate use of the investment could impact the assumptions and result in future impairment losses to the investments. If the Company's analysis indicates that the carrying value is not recoverable on an undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The fair value is determined through quoted prices in active markets or various valuation techniques, including internally developed discounted cash flow models or comparable market transactions.

Goodwill - The Company evaluates goodwill on an annual basis or anytime events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company is permitted to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying value, including goodwill. In qualitatively evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances such as macroeconomic conditions, industry and market developments, cost factors, and the overall financial performance of the reporting unit. If, after assessing these events and circumstances, it is determined that there may be an impairment, then a quantitative analysis is performed. In the first step of the quantitative method, recoverability of goodwill is evaluated by estimating the fair value of the reporting unit's goodwill using multiple techniques, including a discounted cash flow model income approach and a market approach. The estimated fair value is then compared to the carrying value of the reporting unit. The Company will recognize an impairment charge for the amount by which the carrying value of the reporting unit exceeds its fair value, if any.

Goodwill consisted of the following (in thousands):

	Year Ended March 31,			
	2023		**2022**	
Goodwill, at original cost	$	10,939	$	10,502
Accumulated impairment		(376)		(376)
Goodwill, net of impairment	$	10,563	$	10,126

As of March 31, 2023, $4.2 million of the goodwill balance is attributable to the acquisition of Contrail and included within the Commercial Jet Engines and Parts segment. $6.3 million of the goodwill balance is attributable to the acquisition of Shanwick in February 2022, and included within the Corporate and Other segment. $0.1 million of the goodwill balance is attributable to the acquisition of WASI in January 2023, and included within the Overnight Air Cargo segment.

We performed our annual impairment assessment for goodwill of our reporting units at March 31, 2023. In the fiscal year 2023, COVID-19 continued to have some impact on the macroeconomic conditions and the outlook of the airline industry. Due to this, the Company performed a quantitative analysis using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Our discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. The forecasts and assumptions are based on our annual and long-term business plans. The market approach requires management to make significant assumptions related to market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating characteristics as our reporting units.

Based on the results of our annual quantitative assessment conducted as of March 31, 2023, the fair value of our reporting units exceeded their carrying values, and management concluded that no impairment charge was warranted.

Intangible Assets – Amortizable intangible assets consist of acquired patents, tradenames, customer relationships, and other finite-lived identifiable intangibles. Such intangibles are initially recorded at fair value and subsequently subject to amortization. Amortization is recorded using the straight-line method over the estimated useful lives of the assets. In accordance with the applicable accounting guidance, the Company evaluates the recoverability of amortizable intangible assets whenever events occur that indicate potential impairment. In doing so, the Company assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the estimated fair value of the asset.

The estimated amortizable lives of the intangible assets are as follows:

	Years
Purchased software	3
Internally developed software	10-15
In-place lease and other intangibles	Over lease term
Trade names	5
Certification	5
Non-compete	5
License	5
Patents	9
Customer relationships	10-15

Property and Equipment and Assets on Lease or Held for Lease – Property and equipment is stated initially at cost, or fair value if purchased as part of a business combination. Depreciation and amortization are provided on a straight-line basis over the asset's useful life. Equipment leased to customers is depreciated using the straight line method. Useful lives range from three years for computer equipment, seven years for flight equipment, ten years for deicers and other equipment leased to customers and thirty years for buildings.

Engine assets on lease or held for lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of engine assets are capitalized as part of the cost of such assets. If assets are not actively being leased (i.e. held for lease), then they are not being depreciated. Major overhauls which improve functionality or extend original useful life are capitalized and depreciated over the engine assets' useful life to a residual value. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. The Company adjusts its estimates annually for these older generation assets, including updating estimates of an engine's or aircraft's remaining operating life. The Company believes this methodology accurately reflects the typical holding period for the assets and that the residual value assumption, which is dependent on the Company's eventual plan for the engine assets (i.e. whole asset sale, part-out, etc.), reasonably approximates the selling price of the assets.

When engine assets are committed for sales, the assets are transferred to Inventory. The classification of cash flows associated with the purchase and sale of engine assets is based on the activity that is likely to be the predominant source or use of cash flows for the items.

The Company assesses long-lived assets for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. When evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model. We determine fair value of the assets by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. In the event it is determined that the carrying values of long-lived assets are in excess of the estimated undiscounted cash flows from those assets, the Company then will write-down the value of the assets by the excess of carrying value over fair value.

Accounting for Debt - Trust Preferred Securities and Warrant Liability – On June 10, 2019, the Company issued an aggregate of 1.6 million TruPs in the amount of $4.0 million in a non-cash transaction. In connection with the issuance of these TruPs, the Company also issued an aggregate of 8.4 million warrants (representing warrants to purchase $21.0 million in stated value of TruPs). A warrant for mandatorily redeemable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant's being exercised because the shares will be redeemed. Thus, warrants for mandatorily redeemable shares are liabilities under ASC 480. In total, 5.3 million Warrants were exercised and the remaining 3.1 million Warrants expired on August 30, 2021.

On May 14, 2021, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Ascendiant Capital Markets, LLC (the "sales agent" or "Ascendiant"), pursuant to which it may sell and issue its TruPs having an aggregate offering price of up to $8.0 million from time to time. The Company has no obligation to sell any TruPs, and may at any time suspend offers under the ATM Agreement or terminate the ATM Agreement.

These TruPs are mandatorily redeemable preferred security obligations of the Company. In accordance with ASC 480, the Company presented mandatorily redeemable preferred securities that do not contain a conversion option as a liability on the balance sheet. Further, as the redemption date and the redemption amount are both fixed, in accordance with ASC 825, we measured these TruPs at the present value of the amount to be paid at settlement, discounted by using the implicit rate at inception.

Income Taxes – Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance against net deferred tax assets is recorded when it is more likely than not that such assets will not be fully realized. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates. All deferred income taxes are classified as non-current in the consolidated balance sheets. The Company recognizes the benefit of a tax position taken on a tax return, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. An uncertain income tax position is not recognized if it has a less than a 50% likelihood of being sustained.

Accounting for Redeemable Non-Controlling Interest – In 2016, in connection with the Company's acquisition of Contrail, Contrail entered into an Operating Agreement (the "Operating Agreement") with the Seller providing for the governance of and the terms of membership interests in Contrail. The Operating Agreement includes put and call options ("Contrail Put/Call Option") with regard to the 21% non-controlling interest retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. Per the agreement, the price is to be agreed upon by the parties or, failing such agreement, to be determined pursuant to third-party appraisals in a process specified in the agreement.

In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes put and call options ("Shanwick Put/Call Option") with regard to the 30% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30% interest at the call option price ("Call Option") that equals to the average EBIT over the 3 Financial Years prior to the exercise of the Call Option multiplied by 8. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option ("Put Option") to require Air T to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the 3 Financial Years prior to the exercise of the Put Option multiplied by 7.5. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T.

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer. As a result of this feature, the Company recorded the non-controlling interests as redeemable and classified them in temporary equity within its Consolidated Balance Sheets initially at their acquisition-date estimated redemption value or fair value.

Per the Operating Agreement, the Contrail's non-controlling interest is redeemable at fair value, which is determined using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Contrail's discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. The forecasts and assumptions are based on our annual and long-term business plans. Contrail's market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail. The Contrail's non-controlling interest is adjusted each reporting period for income (or loss) attributable to the non-controlling interest as well as any applicable distributions made. A measurement period adjustment, if any, is then made to adjust the non-controlling interest to the higher of the redemption value (fair value) or carrying value each reporting period. These fair value adjustments are recognized through retained earnings and are not reflected in the Company's Consolidated Statements of Income (Loss). When calculating earnings per share attributable to the Company, the Company adjusts net income attributable to the Company for the measurement period adjustment to the extent the redemption value exceeds the fair value of the non-controlling interest on a cumulative basis. As of March 31, 2023, the fair value of the Contrail's redeemable non-controlling interest is $8.0 million. See Note 24, Commitments and Contingencies.

The Shanwick's non-controlling interest is redeemable at established multiples of EBIT and, as such, is considered redeemable at other than fair value. It is recorded on our consolidated balance sheets at estimated redemption value within redeemable non-controlling interests, and changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests. As of March 31, 2023, the estimated redemption value of Shanwick's redeemable non-controlling interest is $4.7 million. See Note 24, Commitments and Contingencies.

Revenue Recognition – Substantially all of the Company's revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.We evaluate gross versus net presentation on revenues from products or services purchased and resold in accordance with the revenue recognition criteria outlined in ASC 606-10, *Principal Agent Considerations*.

The Company, under the terms of its overnight air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of income (loss). These pass-through costs totaled $29.2 million and $23.0 million for the years ended March 31, 2023 and 2022, respectively.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04- Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In December 2022, the FASB issued ASU 2022-06- Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this Update defer the implementation deadline of Topic 848 from December 31, 2022, to December 31, 2024. The Company is currently in the process of converting our LIBOR-based contracts, hedging relationships, and other transactions to other reference rates. We anticipate to be completed by September 30, 2023.

2.   ACQUISITIONS

Worldwide Aviation Services, Inc.

On January 31, 2023, the Company acquired Worldwide Aircraft Services, Inc. ("WASI"), a Kansas corporation that services the aircraft industry across the United States and internationally through the operation of a repair station which is located in Springfield, Missouri at the Branson National Airport. The acquisition was was funded with cash and the loans described in Note 14 of this report. WASI is included within the Overnight air cargo segment.

The acquisition date's fair value of the consideration is summarized in the table below (in thousands):

		January 31, 2023
Cash consideration	$	1,628
Seller's Note	$	1,370
Total consideration	$	2,998

The transaction was accounted for as a business combination in accordance with ASC Topic 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their fair values as of January 31, 2023, with the excess of total consideration above fair value of net assets acquired recorded as goodwill. The following table outlines the consideration transferred and purchase price allocation at the respective fair values as of January 31, 2023 (in thousands):

		January 31, 2023
ASSETS		
Accounts receivable	$	1,037
Inventory		517
Other current assets		97
Property, plant and equipment, net		403
Intangible -Trade Name		342
Intangible – Non-competition Agreement		19
Intangible – Customer Relationships		683
Other assets		20
Total assets	$	3,118
LIABILITIES		
Accounts payable		61
Accrued expenses and deferred revenue		635
Total liabilities	$	696
Net assets acquired	$	2,422
Consideration paid		2,998
Less: Cash acquired		(500)
Less: Net assets acquired		(2,422)
Goodwill	$	76

As of March 31, 2023, the purchase price allocation is final.

The following table sets forth the revenue and expenses of WASI that are included in the Company's condensed consolidated statement of income for the fiscal year ended March 31, 2023 (in thousands):

		Income Statement Post-Acquisition
Revenue	$	929
Cost of Sales		676
Operating Expenses		425
Operating Loss		(172)
Non-operating expense		(22)
Net loss	$	(194)

Pro forma financial information is not presented as the results are not material to the Company's consolidated financial statements.

Wolfe Lake HQ, LLC

On December 2, 2021, the Company, through its wholly-owned subsidiary Wolfe Lake HQ, LLC, completed the purchase of the real estate located at 5000 36th Street West, St. Louis Park, Minnesota pursuant to a real estate purchase agreement with WLPC East, LLC, a Minnesota limited liability company (an unaffiliated third-party) dated October 11, 2021. The real estate purchased consists of a 2-story office building, asphalt-paved driveways and parking areas, and landscaping. The building was constructed in 2004 with an estimated 54,742 total square feet of space. The real estate purchased is where Air T's Minnesota executive office is currently located. With this purchase, the Company assumed 11 leases from existing tenants occupying the building.

The total amount recorded for the real estate was $13.4 million, which included the purchase price of $13.2 million and total direct capitalized acquisition costs of $0.2 million. The consideration paid for the real estate consisted of approximately $3.3 million in cash and a new secured loan from Bridgewater Bank ("Bridgewater") with an aggregate principal amount of $9.9 million and a fixed interest rate of 3.65% which matures on December 2, 2031. See Note 14.

In accordance with ASC 805, the purchase price consideration was allocated as follows (in thousands):

Land	$	2,794
Building		8,439
Site Improvements		798
Tenant Improvements		269
In-place lease and other intangibles		1,108
	$	13,408

GdW Beheer B.V.

On February 10, 2022, the Company acquired GdW, a Dutch holding company in the business of providing global aviation data and information. The acquisition was completed through a wholly-owned subsidiary of the Company, Air T Acquisition 22.1, LLC ("Air T Acquisition 22.1"), a Minnesota limited liability company, through its Dutch subsidiary, Shanwick, and was funded with cash, investment by executive management of the underlying business, and the loans described in Note 14. As part of the transaction, the executive management of the underlying business purchased 30.0% of Shanwick. Air T Acquisition 22.1 and its consolidated subsidiaries are included within the Corporate and other segment.

Subsequent to the acquisition date, the Company made certain measurement period adjustments to the preliminary purchase price allocation, which resulted in an increase to goodwill of $0.3 million. The increase is attributable to a measurement period adjustment of $0.3 million related to certain intangible assets acquired and related deferred tax liabilities assumed due to clarification of information utilized to determine fair value during the measurement period. As of June 30, 2022, the measurement period was completed and all adjustments are reflected in the tables below.

Total consideration is summarized in the table below (in thousands):

		February 10, 2022
Consideration paid	$	15,256
Less: Cash acquired		(2,452)
Less: Net assets acquired		(6,520)
Goodwill	$	6,284

The transaction was accounted for as a business combination in accordance with ASC Topic 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their fair values as of February 10, 2022, with the excess of total consideration over fair value of net assets acquired recorded as goodwill. The following table outlines the consideration transferred and purchase price allocation at the respective fair values as of February 10, 2022 (in thousands):

	February 10, 2022
ASSETS	
Accounts Receivable	$ 715
Other current assets	67
Property, plant and equipment, net	40
Intangible - Proprietary Database	2,576
Intangible - Customer Relationships	7,267
Total assets	10,665
LIABILITIES	
Accounts payable	15
Accrued expenses and deferred revenue	1,670
Deferred income tax liabilities, net	2,460
Total liabilities	4,145
Net assets acquired	$ 6,520

The following table sets forth the revenue and expenses of GdW, prior to intercompany eliminations, that are included in the Company's condensed consolidated statement of income for the fiscal year ended March 31, 2022 (in thousands):

	Income Statement Post-Acquisition
Revenue	$ 887
Cost of Sales	145
Operating Expenses	701
Operating Income	41
Non-operating income	19
Net income	$ 60

Pro forma financial information is not presented as the results are not material to the Company's consolidated financial statements.

3. MAJOR CUSTOMER

Approximately 36% and 41% of the Company's consolidated revenues were derived from services performed for FedEx Corporation in fiscal 2023 and 2022, respectively. Approximately 16% and 15% of the Company's consolidated accounts receivable at March 31, 2023 and 2022, respectively, were due from FedEx Corporation.

4.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and reports financial assets and liabilities at fair value. Fair value measurement is classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following consolidated balance sheet items are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at March 31,			
	2023		**2022**	
Marketable securities (including restricted investments) (Level 1)	$	2,161	$	2,550
Interest rate swaps (Level 2)		2,420		889
Contrail's redeemable non-controlling interest (Level 3)	$	7,972	$	7,178

The fair values of our interest rate swaps are based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. See Note 9.

The fair value of Contrail's redeemable non-controlling interest is based on a combination of market approach and income approach and is classified as Level 3 in the hierarchy. See Note 24.

The fair value measurements which use significant observable inputs (Level 3), changed due to the following (in thousands):

	Contrail's Redeemable Non-Controlling Interest	
Beginning Balance as of April 1, 2022	$	7,178
Contribution from non-controlling member		—
Distribution to non-controlling member		—
Net loss attributable to non-controlling interests		(954)
Fair value adjustment - Contrail (Note 24)		1,748
Ending Balance as of March 31, 2023	$	7,972

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable approximate their fair values at March 31, 2023 and 2022.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company determines fair value of engine assets on lease or held for lease by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. An impairment charge is recorded when the carrying value of the asset exceeds its fair value. The Company used Level 2 inputs to measure write-downs of engine assets on lease or held for lease. As of March 31, 2023, as a result of our year-end valuation, we did not identify any impairment on our engine assets on lease or held for lease.

5. INVENTORIES

Inventories consisted of the following (in thousands):

| | Year Ended March 31, | |
	2023	2022
Overnight air cargo:		
Finished goods	546	28
Ground equipment manufacturing:		
Raw materials	4,589	4,688
Work in process	153	2,437
Finished goods	6,976	9,264
Corporate and other:		
Raw materials	794	705
Finished goods	726	728
Commercial jet engines and parts:		
Whole engines available for sale or tear-down	10,141	15,403
Parts	50,813	45,036
Total inventories	74,738	78,289
Reserves	(3,613)	(3,122)
Total inventories, net of reserves	$ 71,125	$ 75,167

A write-down of $7.3 million was recorded on the inventory of the commercial jet engines and parts segment during the fiscal year ended March 31, 2023, of which, $5.4 million was due to a management decision to monetize three engines by sale to a third party, in which the net carrying values exceeded the estimated proceeds. The remainder of the write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2023, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

6. LESSOR ARRANGEMENTS

Assets on lease

The Company leases equipment to third parties, primarily through Contrail which leases engines to aviation customers with lease terms between 1 and 3 years under operating lease agreements. For the assets currently on lease, there are no options for the lessees to purchase the assets at the end of the leases. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. Depreciation expense relating to engines on lease was $1.6 million and $0.3 million for the fiscal years ended March 31, 2023 and 2022, respectively.

Future minimum rental payments to be received do not include contingent rentals that may be received under certain leases because amounts are based on usage. Contingent rent earned totaled approximately $0 and $0.1 million for the fiscal years ended March 31, 2023 and 2022, respectively. As of March 31, 2023, future minimum rental payments to be received under non-cancelable leases are as follows (in thousands):

Year ended March 31,		
2024	$	94
2025		83
2026		7
2027		—
2028		—
Thereafter		—
Total	$	184

As of March 31, 2023, Contrail has received its return-to-condition compensation ("engine compensation") in the amount of $4.6 million on a previously leased engine that terminated in December 2022.

Office leases

The Company, through its wholly owned subsidiary, Wolfe Lake, leases offices to third parties with lease terms between 5 and 29 years under operating lease agreements. For the offices currently on lease, there are no options for the lessees to purchase the spaces at the end of the leases. The Company depreciates the assets on a straight-line basis over the assets' useful life. Depreciation expense relating to office leases was $0.3 million and $0.1 million for the fiscal years ended March 31, 2023 and 2022, respectively.

We recognized rental and other revenues related to operating lease payments of $1.4 million and $0.4 million, respectively, of which variable lease payments were $0.6 million and $0.2 million during the fiscal years ended March 31, 2023 and 2022, respectively. Future minimum rental payments to be received do not include variable lease payments that may be received under certain leases because amounts are based on usage. The following table sets forth the undiscounted cash flows for future minimum base rents to be received from customers for office leases in effect as of March 31, 2023:

Year ended March 31,		
2024	$	921
2025		863
2026		852
2027		839
2028		727
Thereafter		3,139
Total	$	7,341

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	Year Ended March 31,			
	2023		2022	
Furniture, fixtures and equipment	$	6,547	$	6,470
Leasehold improvements		7,666		6,297
Building		13,850		13,850
		28,063		26,617
Accumulated depreciation		(6,624)		(5,405)
Property and equipment, net	$	21,439	$	21,212

8.   INTANGIBLES

Intangibles consisted of the following (in thousands):

	Year Ended March 31,			
	2023		**2022**	
Purchased software	$	544	$	447
Internally developed software		3,672		4,112
In-place lease and other intangibles		1,094		1,108
Customer relationships		8,050		7,694
Patents		1,112		1,112
Other		1,782		1,391
		16,254		15,864
Accumulated amortization		(4,191)		(2,947)
		12,063		12,917
In-process software		40		343
Intangible assets, total	$	12,103	$	13,260

In the fiscal year ended March 31, 2023, the Company impaired $0.3 million of previously capitalized costs related to a software project that was deemed no longer probable to be completed and placed in service.

The components of purchased intangible assets for WASI were as follows (in thousands):

	March 31, 2023						
	Average Remaining Amortization Period	**Gross Carrying Amount**		**Accumulated Amortization**		**Net Amount**	
Customer relationships	8 years, 10 months	$	683	$	13		670
Other	14 years, 4 months		361		4		357
	10 years, 9 months	$	1,044	$	17	$	1,027

Based on the intangible assets recorded at March 31, 2023 and assuming no subsequent additions to or impairment of the underlying assets, the remaining estimated annual amortization expense is expected to be as follows:

(In thousands)		Amortization
2024	$	1,236
2025		1,165
2026		1,081
2027		1,025
2028		976
Thereafter		6,580
	$	12,063

9. INVESTMENTS IN SECURITIES AND DERIVATIVE INSTRUMENTS

As part of the Company's interest rate risk management strategy, the Company, from time to time, uses derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from rising variable interest rate costs associated with existing borrowings (Air T - Term Note A and Air T - Term Note D). To meet these objectives, the Company entered into interest rate swaps with notional amounts consistent with the outstanding debt to provide a fixed rate of 4.56% and 5.09%, respectively, on Term Notes A and D. The swaps mature in January 2028.

On August 31, 2021, Air T and MBT refinanced Term Note A and fixed its interest rate at 3.42%. As a result of this refinancing, the Company determined that the interest rate swap on Term Note A was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Term Note A at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Term Note A's swap after August 31, 2021 are recognized directly into earnings. The remaining swap contract associated with Term Note D is designated as an effective cash flow hedging instrument in accordance with ASC 815.

On January 7, 2022, Contrail completed an interest rate swap transaction with Old National Bank ("ONB") with respect to the $43.6 million loan made to Contrail in November 2020 pursuant to the Main Street Priority Loan Facility as established by the U.S. Federal Reserve ("Contrail - Term Note G"). The purpose of the floating-to-fixed interest rate swap transaction was to effectively fix the loan interest rate at 4.68%. As of February 24, 2022, this swap contract has been designated as a cash flow hedging instrument and qualified as an effective hedge in accordance with ASC 815. During the period between January 7, 2022 and February 24, 2022, the Company recorded a loss of approximately $0.1 million in the consolidated statement of income (loss) due to the changes in the fair value of the instrument prior to the designation and qualification of this instrument as an effective hedge. After it was deemed an effective hedge, the Company recorded changes in the fair value of the instrument in the consolidated statement of comprehensive income (loss). On March 30, 2023, Contrail made a prepayment of $6.7 million on Contrail - Term Note G. As a result of this prepayment, the Company determined that the interest rate swap on Contrail - Term Note G was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Contrail - Term Note G at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Contrail - Term Note G's swap after March 30, 2023 are recognized directly into earnings.

For the swaps related to Air T Term Note D and Contrail - Term Note G (prior to March 30, 2023), the effective portion of changes in the fair value on these instruments is recorded in other comprehensive income (loss) and is reclassified into the consolidated statement of income (loss) as interest expense in the same period in which the underlying hedged transactions affect earnings. The interest rate swaps are considered Level 2 fair value measurements. As of March 31, 2023 and March 31, 2022, the fair value of the interest-rate swap contracts was an asset of $2.4 million and $0.9 million, respectively, which is included within other assets in the consolidated balance sheets. During the years ended March 31, 2023 and 2022, the Company recorded a gain of approximately $1.0 million and $0.9 million, net of tax, respectively, in the consolidated statement of comprehensive income (loss) for changes in the fair value of the instruments.

The Company may, from time to time, employ trading strategies designed to profit from market anomalies and opportunities it identifies. Management uses derivative financial instruments to execute those strategies, which may include options, and futures contracts. These derivative instruments are priced using publicly quoted market prices and are considered Level 1 fair value measurements. During the fiscal year ended March 31, 2023, the Company recorded no gain and $0.3 million loss related to these derivative instruments. During the fiscal year ended March 31, 2022, the Company did not record any gain or loss related to these derivative instruments.

The following table presents these derivative instruments at fair value in the condensed consolidated balance sheets as of March 31, 2023 and March 31, 2022 (in thousands):

(In thousands)	March 31, 2023		March 31, 2022	
Assets:				
Exchange-traded options & futures				
Other current assets	$	179	$	—
Total assets		179		—
Liabilities:				
Exchange-traded options & futures				
Accrued Expenses and other		2		—
Total liabilities	$	2	$	—

The Company also invests in exchange-traded marketable securities and accounts for that activity in accordance with ASC 321, Investments- Equity Securities. Marketable equity securities are carried at fair value, with changes in fair market value included in the determination of net income (loss). The fair market value of marketable equity securities is determined based on quoted market prices in active markets. During the fiscal year ended March 31, 2023, the Company had a gross unrealized gain aggregating to $0.5 million and a gross unrealized loss aggregating to $0.9 million. During the fiscal year ended March 31, 2022, the Company had a gross unrealized gain aggregating to $2.8 million and a gross unrealized loss aggregating to $2.4 million. These unrealized gains and losses are included in Other income (loss) on the consolidated statement of income (loss).

The market value of the Company's equity securities and cash held by the broker are periodically used as collateral against any outstanding margin account borrowings. As of March 31, 2023 and 2022, the Company had $0.1 million and $0 of outstanding borrowings under its margin account, respectively. As of March 31, 2023 and 2022, the Company had cash margin balances related to exchange-traded equity securities and securities sold short of $0.2 million and $0, respectively, which is reflected in other current assets on the consolidated balance sheets. The interest rate on margin account borrowings was 6.33% as of March 31, 2023.

10. EQUITY METHOD INVESTMENTS

The Company's investment in Insignia is accounted for under the equity method of accounting. The Company has elected a three-month lag upon adoption of the equity method. As of March 31, 2023, the number of Insignia's shares owned by the Company was 0.5 million, representing approximately 27% of the outstanding shares. During the fiscal year ended March 31, 2021, due to loss attributions and impairments taken in prior fiscal years, the Company's net investment basis in Insignia was reduced to $0. On August 23, 2021, Insignia restated its 10-K for the fiscal year ended December 31, 2020 and its 10-Q for the quarter ended March 31, 2021. The Company evaluated these restatements and determined that they would not result in any additional impact on the Company's condensed consolidated financial statements. During the three months ended September 30, 2022, Insignia recorded net income of $11.8 million, which was primarily driven by a gain on litigation settlement of $12.0 million. During the fiscal year ended March 31, 2023, the Company's share of Insignia's net income for twelve months ended December 31, 2022 was $3.1 million. The Company applied $1.4 million to offset the cumulative value of unrecorded share of losses, resulting in net income recognition of $1.7 million. As of March 31, 2023, the Company's net investment basis in Insignia is $1.7 million.

The Company's 20.1% investment in CCI is accounted for under the equity method of accounting. Due to the differing fiscal year-ends, the Company has elected a three-month lag to record the CCI investment at cost, with a basis difference of $0.3 million. For the fiscal year ended March 31, 2023, the Company recorded income of $0.8 million as its share of CCI's net income for the twelve months ended December 31, 2022, along with a basis difference adjustment of $50.0 thousand. The Company's net investment basis in CCI is $3.1 million as of March 31, 2023. During the quarter ended December 31, 2022, the Company also paid off the $2.0 million promissory note payable to CCI. See Note 14.

Summarized audited financial information for the Company's equity method investees for the twelve months ended December 31, 2022 and December 31, 2021 are as follows (in thousands):

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
Revenue	$ 146,399	$ 115,051
Gross Profit	20,668	5,642
Operating income (loss)	16,631	(9,627)
Net income (loss)	14,256	(7,473)
Net income (loss) attributable to Air T, Inc. stockholders	$ 2,473	$ (815)

60

11. EMPLOYEE RETENTION CREDIT

The ERC, as originally enacted on March 27, 2020 by the CARES Act, is a refundable tax credit against certain employment taxes equal to 50% of the qualified wages an eligible employer pays to employees after March 12, 2020, and before January 1, 2021. The Taxpayer Certainty and Disaster Tax Relief Act (the "Relief Act"), enacted on December 27, 2020, amended, and extended the ERC. The Relief Act extended and enhanced the ERC for qualified wages paid after December 31, 2020 through June 30, 2021. Under the Relief Act, eligible employers may claim a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer pays to employees after December 31, 2020 through June 30, 2021. Under the American Rescue Plan Act of 2021 ("ARPA"), which was signed into law on March 11, 2021, the ERC was further extended through December 31, 2021. The purpose of the ERC is to encourage employers to keep employees on the payroll, even if they are not working during the covered period because of the COVID-19 outbreak.

The Company qualified for federal government assistance through the ERC provisions for the period between January 1, 2021 and September 30, 2021. As of March 31, 2022, we recognized the one-time refunds totaling $9.1 million which was included on the Consolidated Balance Sheets as an Employee Retention Credit receivable, as well as on the Consolidated Statements of Income (Loss) as an offset to the related employee expenses within general and administrative expenses in the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2023, the Company received $8.2 million of the total refunds, leaving $0.9 million in the Employee Retention Credit receivable.

12. ACCRUED EXPENSES

(In thousands)	Year ended March 31,			
		2023		2022
Salaries, wages and related items	$	4,748	$	4,232
Profit sharing and bonus		1,672		1,365
Other deposits		2,560		2,948
Other		4,153		4,846
Total	$	13,133	$	13,391

13. LESSEE ARRANGEMENTS

The Company has operating leases for the use of real estate, machinery, and office equipment. The majority of our leases have a lease term of 2 to 5 years; however, we have certain leases with longer terms of up to 30 years. Many of our leases include options to extend the lease for an additional period.

The lease term for all of the Company's leases includes the non-cancellable period of the lease, plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise, or an option to extend the lease controlled by the lessor that is considered likely to be exercised.

Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments. Variable payments are typically operating costs associated with the underlying asset and are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Our leases do not contain residual value guarantees.

The Company has elected to combine lease and non-lease components as a single component and not to recognize leases on the balance sheet with an initial term of one year or less.

The interest rate implicit in lease contracts is typically not readily determinable, and as such the Company utilizes the incremental borrowing rate to calculate lease liabilities, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The components of lease cost for the fiscal years ended March 31, 2023 and 2022 are as follows (in thousands):

	Twelve Months Ended March 31, 2023	Twelve Months Ended March 31, 2022
Operating lease cost	$ 2,078	$ 2,102
Short-term lease cost	730	603
Variable lease cost	625	722
Total lease cost	$ 3,433	$ 3,427

Amounts reported in the consolidated balance sheets for leases where we are the lessee as of the fiscal years ended March 31, 2023 and 2022 were as follows (in thousands):

	March 31, 2023	March 31, 2022
Operating leases		
Operating lease ROU assets	$ 11,666	$ 7,354
Operating lease liabilities	$ 12,435	$ 8,177
Weighted-average remaining lease term		
Operating leases	12 years, 10 months	13 years, 5 months
Weighted-average discount rate		
Operating leases	4.95 %	4.33 %

Maturities of lease liabilities under non-cancellable leases where we are the lessee as of the fiscal year ended March 31, 2023 are as follows (in thousands):

	Operating Leases
2024	$ 2,265
2025	2,112
2026	1,827
2027	1,674
2028	1,202
Thereafter	8,944
Total undiscounted lease payments	18,024
Interest	(4,698)
Discount	(891)
Total lease liabilities	$ 12,435

14. FINANCING ARRANGEMENTS

Borrowings of the Company and its subsidiaries are summarized below at March 31, 2023 and March 31, 2022, respectively.

On June 9, 2022, the Company, Jet Yard and MBT entered into Amendment No. 1 to Third Amended and Restated Credit Agreement ("Amendment") and a related Overline Note ("Overline Note") in the original principal amount of $5.0 million. The Amendment and Note memorialize an increase to the amount that may be drawn by the Company on the MBT revolving credit agreement from $17.0 million to $22.0 million. The borrowing base calculation methodology remains unchanged.

The interest rate on borrowings under the facility that are less than $17.0 million remains at the greater of 2.50% or Prime minus 1.00%. The interest rate applicable to borrowings under the facility that exceed $17.0 million is the greater of 2.50% or Prime plus 0.50%. The commitment fee on unused borrowings below $17.0 million remains at 0.11%. The commitment fee on unused borrowings above $17.0 million is 0.20%. The Amendment also includes an additional covenant to the credit agreement, namely the requirement that the Company provide inventory appraisals for AirCo, AirCo Services and Worthington to MBT twice a year.

Each of the Company subsidiaries that has guaranteed the MBT revolving facility executed a guaranty acknowledgment in which they agreed to guaranty the Overline Note and acknowledged, among other things, that the Overline Note would not impair the lenders rights under the previously executed guaranty or security agreement.

The Overline Note and commitment matures on the earlier of March 31, 2023 or the date on which the Company receives all funds from the Company's Employee Retention Credit ("ERC") application (estimated at approximately $9.1 million) plus the full receipt of the Company's carryback tax refund for the year (estimated at approximately $2.6 million). As of March 31, 2023, the Overline Note was paid in full and terminated.

On September 30, 2022, the Company executed a promissory note payable to CCI ("Promissory Note - CCI") for $2.0 million that bears interest at 10.00% per annum and matured on December 30, 2022. As of December 31, 2022, this note has been repaid without penalty.

On November 8, 2022, Contrail entered into the Second Amendment to Master Loan Agreement (the "Amendment") with ONB. The Amendment amends the Master Loan Agreement dated as of June 24, 2019, as amended. The principal revisions made in the Amendment are: (i) the tangible net worth covenant was revised to require that Contrail maintain a tangible net worth of at least $12.0 million at all times prior to March 31, 2024 and $15.0 million at all times on or following March 31, 2024; and, (ii) that all proceeds from certain asset sales during the period beginning on October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G. Contrail executed a Collateral Assignment of two Aircraft engines in connection with the Amendment.

On January 31, 2022 the Company funded the WASI acquisition through (i) a promissory note to Worldwide Aviation, LLC, (ii) cash, and (iii) an additional secured loan from MBT. The promissory note to Worldwide Aviation, LLC in the amount of $1.5 million bears a fixed interest rate of 6.00% and is payable via periodic payments up to the January 1, 2026 maturity date. In connection with the acquisition, the Company and Jet Yard entered Amendment No. 2 to the Third Amended and Restated Credit Agreement ("Amendment No. 2") with MBT. Amendment No. 2 amends the Third Amended and Restated Credit Agreement dated as of August 31, 2021 as amended by that certain Amendment No. 1 to the Third Amended and Restated Credit Agreement dated June 9, 2022. Amendment No. 2 provides for a new term loan ("Term Loan F") in the amount of $1.0 million to help finance a portion of the consideration paid by the Company for WASI. Pursuant to the amendment, the Company executed Term Note F in favor of MBT in the original principal amount of $1.0 million. The note bears interest at a rate equal to the greater of six percent (6.00%) or the prime rate plus one percent (1.00%). The note obligates the Company to make monthly payments of principal plus accrued interest commencing March 1, 2023. The note may be prepaid, in whole or part, at any time without penalty and final payment of all amounts due under the note is due January 31, 2028.

On March 22, 2023, Contrail entered into the First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement ("the Amendment") with ONB. The Amendment amends the Master Loan Agreement dated June 24, 2019 with principal revisions to: (i) Section 3 of the Second Amendment was revised so that exclusion of certain gains and losses from the definition of "net income" applies through September 30, 2023, not March 31, 2023; (ii) Section 5 of the Second Amendment relating to prepayment of Term Loan G was amended to eliminate the requirement that all asset sales during the period beginning with October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G; instead, the Amendment provision now reflects the agreement that voluntary payments totaling $20.0 million would be made by the borrower on Term Loan G no later than September 30, 2023; and, (iii) a revolving note resting period covenant was added to the Amendment whereby the outstanding principal balance on the revolving note would be paid to zero (0) for at least thirty (30) consecutive days during each annual period ending on the anniversary date of the revolving note, provided the borrower has not achieved a debt service coverage ratio of 1.10:1. As mentioned in Note 9, during the quarter ended March 31, 2023, Contrail made a prepayment of $6.7 million on Term Loan G without penalty.

The following table provides certain information about the current financing arrangements of the Company's and its subsidiaries as of March 31, 2023 and 2022:

(In Thousands)	March 31, 2023	March 31, 2022	Maturity Date	Interest Rate	Unused commitments
Air T Debt					
Revolver - MBT	$ 8,742	$ 10,969	8/31/2023[2]	Greater of 2.50% or Prime - 1.00%	$ 8,258
Overline Note - MBT	—	—	3/31/2023[3]	Greater of 2.50% or Prime + 0.50%	
Term Note A - MBT	7,762	8,542	8/31/2031	3.42%	
Term Note B - MBT	2,740	3,014	8/31/2031	3.42%	
Term Note D - MBT	1,338	1,405	1/1/2028	1-month LIBOR + 2.00%	
Term Note E - MBT	800	2,316	6/25/2025	Greater of LIBOR + 1.50% or 2.50%	
Term Note F - MBT	983	—	1/31/2028	Greater of 6.00% or Prime + 1.00%	
Promissory Note - CCI	—	—	12/30/2022	10.00%	
Debt - Trust Preferred Securities	25,598	25,567	6/7/2049	8.00%	
Total	47,963	51,813			
AirCo 1 Debt					
Term Loan - Park State Bank ("PSB")	6,393	6,393	12/11/2025	3-month LIBOR + 3.00%[4]	
Total	6,393	6,393			
Jet Yard Debt					
Term Loan - MBT	1,844	1,943	8/31/2031	4.14%	
Total	1,844	1,943			
Contrail Debt					
Revolver - ONB	12,441	3,843	9/5/2023	1-month LIBOR + 3.45%[5]	12,559
Term Loan G - ONB	38,180	44,918	11/24/2025	1-month LIBOR + 3.00%[6]	
Term Loan H - ONB	—	8,698	8/18/2023	Wall Street Journal (WSJ) Prime Rate + 0.75%	
Total	50,621	57,459			

Delphax Solutions Debt				
Canadian Emergency Business Account Loan	30	32	12/31/2025	5.00%
Total	30	32		
Wolfe Lake Debt				
Term Loan - Bridgewater	9,586	9,837	12/2/2031	3.65%
Total	9,586	9,837		
Air T Acquisition 22.1				
Term Loan - Bridgewater	4,500	5,000	2/8/2027	4.00%
Term Loan A - ING	2,610	3,341	2/1/2027	3.50%
Term Loan B - ING	1,088	1,114	5/1/2027	4.00%
Total	8,198	9,455		
WASI Debt				
Promissory Note - Seller's Note	1,279	—	1/1/2026	6.00%
Total	1,279	—		
Total Debt	125,914	136,932		
Unamortized Debt Issuance Costs	(829)	(1,124)		
Total Debt, net	$ 125,085	$ 135,808		

Fiscal 2023's weighted average interest rate on short term borrowings outstanding was 7.77% . The weighted average interest rate on short term borrowings outstanding as of March 31, 2022 was 3.90%.

The Air T revolving credit facility and the Contrail revolving credit facility contain affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates.

The obligations of Contrail under the Contrail Credit Agreement with ONB are secured by a first-priority security interest in substantially all of the assets of Contrail. The obligations of Contrail under the Contrail Credit Agreement are also guaranteed by the Company, up to a maximum of $1.6 million, plus costs of collection. The Company is not liable for any other assets or liabilities of Contrail and there are no cross-default provisions with respect to Contrail's debt in any of the Company's debt agreements with MBT.

At March 31, 2023, our contractual financing obligations, including payments due by period, are as follows (in thousands):

Fiscal year ended	Amount
2024	$ 38,736
2025	10,878
2026	27,034
2027	5,538
2028	4,016
Thereafter	39,712
	125,914
Unamortized Debt Issuance Costs	(829)
	$ 125,085

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

Fair Value of Debts - As of March 31, 2023 and 2022, the carrying amounts reported in the consolidated balance sheets for the Company's debt instruments approximate the fair values. Estimated fair values are determined by comparing current borrowing rates and risk spreads offered in the market (Level 2 fair value measures) or quoted market prices (Level 1 fair value measures), when available, to the stated interest rates and spreads on the Company's debts.

Interest Expense, net - The components of net interest expense during the years ended March 31, 2023 and March 31, 2022 are as follows (in thousands):

	March 31, 2023	March 31, 2022
Contractual interest	$ 7,932	$ 4,808
Amortization of deferred financing costs	331	367
Interest income	(328)	(227)
Total	$ 7,935	$ 4,948

---

[2] On June 23, 2023, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024, among other changes. See Note 26.

[3] Earlier of 3/31/23 or the date on which Air T has received the payment from the federal income tax refunds in the amount of approximately $2.6 million and Employee Retention Tax Credits in an amount not less than $9.1 million. As of March 31, 2023, the Overline Note was paid in full and terminated.

[4] On May 26, 2023, AirCo 1 executed an Amendment to Main Street Priority Loan Agreement with PSB. The Amendment replaces the three-month LIBOR benchmark applicable to the loan with a three-month SOFR based rate, which is defined as the three-month SOFR rate plus 3.26%. See Note 26.

[5] Effective May 26, 2023, Contrail amended the Promissory Note Revolving Note with ONB to replace the LIBOR based interest rate with a one-month SOFR based rate. The applicable interest rate is now the one-month SOFR-based rate, as defined in the loan agreement, plus 3.56%. See Note 26.

[6] Effective May 26, 2023, Contrail amended the Promissory Note Term Note G with ONB to replace the one-month LIBOR based interest rate with a one-month SOFR-based rate. The principal amount of the loan was $38.2 million on the effective date of the amended documents and the applicable interest rate is now the one-month SOFR based rate, as defined in the loan agreement, plus 3.11%. See Note 26.

15. RELATED PARTY MATTERS

Contrail leases its corporate and operating facilities at Verona, Wisconsin from Cohen Kuhn Properties, LLC, a limited liability company whose membership interests are owned by Mr. Joseph Kuhn, Contrail's Chief Executive Officer and Mrs. Miriam Cohen-Kuhn, Contrail's Chief Financial Officer, equally. The facility consists of approximately 21,000 square feet of warehouse and office space. The Company paid aggregate rental payments of approximately $0.2 million to Cohen Kuhn Properties, LLC pursuant to such lease during the period from April 1, 2022 through March 31, 2023. This lease expires on July 17, 2026. The lease agreement provides that the Company shall be responsible for maintenance of the leased facilities and for utilities, taxes and insurance. The Company believes that the terms of such leases are no less favorable to the Company than would be available from an independent third party.

Gary S. Kohler, a director of the Company, entered into an employment agreement with Blue Clay Capital Management, a wholly-owned subsidiary of the Company, in the Corporate and other segment, to serve as its Chief Investment Officer in return for an annual salary of $51.5 thousand plus variable compensation based on the management and incentive fees to be paid to the subsidiary by certain of these investment funds and eligibility to participate in discretionary annual bonuses.

Nick Swenson, CEO of the Company, is also the majority shareholder of CCI. As of March 31, 2023, Mr. Swenson owned 69.9% of ownership interests in CCI. Under the VIE model, Mr. Swenson is the primary beneficiary of CCI due to the high extent of his ownership relative to other shareholders of CCI, and the lack of shared power between Mr. Swenson and the Company ("the related party group") to direct the activities of CCI that most significantly impact CCI's economic performance.

Air T Acquisition 22.1's term loan with Bridgewater is secured by a first lien on all of the assets of the Subsidiary, a pledge of $5.0 million, 8.0% TruPs, and a personal guaranty of the Company's Chairman, President and Chief Executive Officer Nicholas Swenson.

In November 2021, Air T engaged Thomas Funds Americas, LLC ("TFA") to perform certain investment consultation services for the Company. Manit Rye, an employee of Air T, is the managing member of TFA. As of March 31, 2023, the Company has paid approximately $0.1 million to TFA to compensate for services rendered.

16. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

Air T, Inc. maintains two stock option plans for the benefit of certain eligible employees and directors. The first Air T stock option plan is the 2012 Stock Option Plan. The second Air T stock option plan is the 2020 Omnibus Stock and Incentive Plan. In addition, Delphax maintains a number of stock option plans. Compensation expense is recognized over the requisite service period for stock options which are expected to vest based on their grant-date fair values. The Company uses the Black-Scholes option pricing model to value stock options granted under the Air T, Inc. plans and the Delphax plans. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate and dividend yield. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense.

Air T's 2012 Stock Option Plan

No options were granted under Air T, Inc.'s 2012 Stock Option Plan during the fiscal years ended March 31, 2023 and 2022. No stock-based compensation expense with respect to this plan was recognized for the year ended March 31, 2023 and 2022, respectively. At March 31, 2023, there was no unrecognized compensation expense related to the Air T's 2012 stock options.

In Fiscal 2023, 3,750 options were exercised under the Air T's 2012 Stock Option Plan at $5.75 per share, which was disclosed within our condensed consolidated statement of equity. 7,500 unexpired options remain outstanding under this plan as of March 31, 2023.

Option activity during the fiscal years ended March 31, 2022 and 2023 is summarized below (in thousands, except for shares):

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2021	11,250	$ 6.61	2.07	$ 193,000
Granted	—	—		
Exercised	—	—		
Forfeited	—	—		
Repurchased	—	—		
Outstanding at March 31, 2022	11,250	6.61	1.07	182,000
Granted	—	—		
Exercised	(3,750)	5.75		
Forfeited	—	—		
Repurchased	—	—		
Outstanding at March 31, 2023	7,500	7.04	0.40	135,000
Exercisable at March 31, 2023	7,500	$ 7.04	0.40	$ 135,000

Air T's 2020 Omnibus Stock and Incentive Plan

On December 29, 2020, the Company's Board of Directors unanimously approved the 2020 Omnibus Stock and Incentive Plan (the "Plan"), which was subsequently approved by the Company's stockholders at the August 18, 2021 Annual Meeting of Stockholders. The total number of shares authorized under the Plan is 420,000. Among other instruments, the Plan permits the Company to grant stock option awards. Through March 31, 2023, options to purchase up to 326,000 shares have been granted under the Plan. Vesting of options is based on the grantee meeting specified service conditions. Furthermore, the number of vested options that a grantee is able to exercise, if any, is based on the Company's stock price as of the vesting dates specified in the respective option grant agreements. As of the first vesting date on June 30, 2022, 32,600 shares did not meet the stock price condition and therefore, could not be exercised. As of March 31, 2023, the remaining number of options that grantees are able to exercise is 293,400. The Company uses the Black-Scholes option pricing model to value stock options granted under the Air T's 2020 Omnibus Stock and Incentive Plan. We determined that the fair value of the Plan at inception was $1.3 million.

The key assumptions used in the Plan's Black-Scholes option pricing model are as follows:

Risk-free interest rate	0.94 %
Expected dividend yield	—
Expected term	10 years
Expected volatility	44.29 %

We do not anticipate significant forfeitures and elected to account for forfeitures as they occur. During fiscal years ended March 31, 2023 and 2022, total compensation cost recognized under the Plan was $0.3 million and $0.4 million, respectively. The unrecognized compensation cost related to nonvested awards is $0.6 million, which is expected to be recognized over a weighted average period of 8.25 years.

17. REVENUE RECOGNITION

Performance Obligations

Substantially all of the Company's non-lease revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.

The following is a description of the Company's performance obligations as of March 31, 2023:

Type of Revenue	Nature, Timing of Satisfaction of Performance Obligations, and Significant Payment Terms
Product Sales	The Company generates revenue from sales of various distinct products such as parts, aircraft equipment, printing equipment, jet engines, airframes, and scrap metal to its customers. A performance obligation is created when the Company accepts an order from a customer to provide a specified product. Each product ordered by a customer represents a performance obligation. The Company recognizes revenue when obligations under the terms of the contract are satisfied; generally, this occurs at a point-in-time upon shipment or when control is transferred to the customer. Transaction prices are based on contracted terms, which are at fixed amounts based on standalone selling prices. While the majority of the Company's contracts do not have variable consideration, for the limited number of contracts that do, the Company records revenue based on the standalone selling price less an estimate of variable consideration (such as rebates, discounts or prompt payment discounts). The Company estimates these amounts based on the expected incentive amount to be provided to customers and reduces revenue accordingly. Performance obligations are short-term in nature and customers are typically billed upon transfer of control. The Company records all shipping and handling fees billed to customers as revenue. The terms and conditions of the customer purchase orders or contracts are dictated by either the Company's standard terms and conditions or by a master service agreement or by the contract.
Support Services	The Company provides a variety of support services such as aircraft maintenance, printer maintenance, and short-term repair services to its customers. Additionally, the Company operates certain aircraft routes on behalf of FedEx. A performance obligation is created when the Company agrees to provide a particular service to a customer. For each service, the Company recognizes revenues over time as the customer simultaneously receives the benefits provided by the Company's performance. This revenue recognition can vary from when the Company has a right to invoice to the output or input method depending on the structure of the contract and management's analysis. For repair-type services, the Company records revenue over-time based on an input method of costs incurred to total estimated costs. The Company believes this is appropriate as the Company is performing labor hours and installing parts to enhance an asset that the customer controls. The vast majority of repair-services are short term in nature and are typically billed upon completion of the service. Some of the Company's contracts contain a promise to stand ready as the Company is obligated to perform certain maintenance or administrative services. For most of these contracts, the Company applies the 'as invoiced' practical expedient as the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the entity's performance completed to date. A small number of contracts are accounted for as a series and recognized equal to the amount of consideration the Company is entitled to less an estimate of variable consideration (typically rebates). These services are typically ongoing and are generally billed on a monthly basis.

In addition to the above type of revenues, the Company also has Leasing Revenue, which is in scope under Topic 842 (Leases) and out of scope under Topic 606 and Other Revenues (Freight, Management Fees, etc.) which are immaterial for disclosure under Topic 606.

The following table summarizes disaggregated revenues by type (in thousands):

	Year Ended March 31, 2023		Year Ended March 31, 2022	
Product Sales				
Air Cargo	$	29,493	$	23,011
Ground equipment sales		47,100		40,676
Commercial jet engines and parts		89,700		49,356
Corporate and other		266		285
Support Services				
Air Cargo		60,857		51,344
Ground equipment sales		587		518
Commercial jet engines and parts		9,539		7,049
Corporate and other		4,328		1,167
Leasing Revenue				
Air Cargo		—		—
Ground equipment sales		154		383
Commercial jet engines and parts		2,365		1,156
Corporate and other		1,582		571
Other				
Air Cargo		193		54
Ground equipment sales		644		662
Commercial jet engines and parts		133		128
Corporate and other		382		717
Total	$	247,323	$	177,077

See Note 21 for the Company's disaggregated revenues by geographic region and Note 22 for the Company's disaggregated revenues by segment. These notes disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Contract Balances and Costs

Contract liabilities relate to deferred revenue, our unconditional right to receive consideration in advance of performance with respect to subscription revenue and advanced customer deposits with respect to product sales. The following table presents outstanding contract liabilities as of April 1, 2022 and March 31, 2023 and the amount of contract liabilities that were recognized as revenue during the year ended March 31, 2023 (in thousands):

	Outstanding Contract Liabilities		Outstanding Contract Liabilities Recognized as Revenue	
As of March 31, 2023	$	5,000		
As of April 1, 2022		4,727		
For the Year ended March 31, 2023			$	(3,984)

18. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan covering domestic employees and an 1165(e) defined contribution plan covering Puerto Rico based employees ("Plans"). All employees of the Company are immediately eligible to participate in the Plans. The Company's contribution to the Plans for the years ended March 31, 2023 and 2022 was approximately $0.7 million and $0.6 million, respectively, and was recorded in the consolidated statements of income (loss).

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2023 and 2022 was approximately $2.4 million and $2.0 million, respectively, and was recorded in general and administrative expenses in the consolidated statements of income (loss).

19. INCOME TAXES

Income tax expense (benefit) attributable to (loss) income from continuing operations consists of (in thousands):

		Year Ended March 31,		
		2023		**2022**
Current:				
Federal	$	46	$	1,358
State		150		44
Foreign		845		134
Total current		1,041		1,536
Deferred:				
Federal		29		(507)
State		(442)		140
Foreign		(196)		—
Total deferred		(609)		(367)
Total	$	432	$	1,169

Income tax expense attributable to income (loss) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 21.0% to pretax income (loss) from continuing operations as follows (in thousands):

		Year Ended March 31,			
		2023		**2022**	
Expected Federal income tax expense (benefit) U.S. statutory rate	$	(2,384)	21.0 %	2,813	21.0 %
State income taxes, net of federal benefit		(558)	4.9 %	177	1.3 %
Permanent Items		28	-0.2 %	(165)	-1.2 %
Micro-captive insurance benefit		(274)	2.4 %	(233)	-1.8 %
Change in valuation allowance		3,149	-27.7 %	(2,251)	-16.8 %
Income attributable to minority interest - Contrail		190	-1.7 %	(174)	-1.3 %
Write-off Delphax Tech SAS		—	0.0 %	2,225	16.6 %
PPP Loan Forgiveness		—	0.0 %	(1,650)	-12.3 %
Other differences, net		281	-2.5 %	427	3.2 %
Income tax expense (benefit)	$	432	-3.8 %	$ 1,169	8.7 %

The Company did not record any liabilities for uncertain tax positions for the fiscal years ended March 31, 2023 and March 31, 2022.

The Company (exclusive of Delphax which has a full valuation allowance) has federal gross operating losses of $1.7 million and state gross operating losses of $9.4 million at March 31, 2023. These net operating losses will begin to expire in tax year 2031. The Company has foreign tax credits of $0.4 million that will begin to expire in tax year 2029.

DSI and Delphax (collectively known as the "Delphax entities") are not included in Air T's consolidated tax return. During the year ended March 31, 2023, DSI and Delphax accounted for $0.3 million and $0.0 million, respectively, of fiscal year 2023's valuation allowance effect. During the year ended March 31, 2022, each entity, respectively, accounted for $0.2 million and $(2.2) million of the fiscal year 2022's valuation allowance effect.

Deferred tax assets and liabilities were comprised of the following (in thousands):

		2023		2022
Net operating loss & attribute carryforwards	$	5,968	$	3,794
Unrealized losses on investments		1,740		1,669
Inventory reserve		851		682
Accrued vacation		421		327
Foreign tax credit		391		263
Accounts and notes receivable		182		235
Interest rate swaps		77		138
Investment in partnerships		1,723		671
Lease liabilities		3,000		1,691
Other deferred tax assets		115		286
Total deferred tax assets		14,468		9,756
Bargain purchase gain		(191)		(447)
Property and equipment		(1,804)		(1,532)
Right-of-use assets		(2,815)		(1,511)
Capital gain deferment		(1,799)		(1,696)
Foreign intangible assets		(2,159)		(2,572)
Other deferred tax liabilities		(110)		(36)
Total deferred tax liabilities		(8,878)		(7,794)
Net deferred tax assets	$	5,590	$	1,962
Less valuation allowance		(8,007)		(4,774)
Net deferred tax liabilities	$	(2,417)	$	(2,812)

Delphax entities

Effective on November 24, 2015, Air T, Inc. purchased interests in Delphax. With an equity investment level by the Company of approximately 67%, Delphax is required to continue filing a separate United States corporate tax return. Furthermore, Delphax historically had foreign subsidiaries located in France, Canada and the United Kingdom; all of which file(d) tax returns in those jurisdictions. With few exceptions, Delphax, is no longer subject to examinations by income tax authorities for tax years before 2016.

Delphax maintains a September 30 fiscal year end and DSI maintains a March 31 fiscal year end. The returns for the fiscal years ended September 30, 2022 and March 31, 2023 have not yet been filed. The gross deferred tax balances related to the Delphax entities includes estimated foreign, U.S. federal and U.S. state loss carryforwards of $5.4 million, $8.4 million and $2.2 million, respectively. The net operating losses expire in varying amounts beginning in the tax year 2027.

The provisions of ASC 740 require an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets will be recovered. In accounting for the Delphax entities' tax attributes, the Company has established a full valuation allowance of $3.4 million at March 31, 2023, and $3.1 million at March 31, 2022. The cumulative tax losses incurred by the Delphax entities in recent years was the primary basis for the Company's determination that a full valuation allowance should be established against the Delphax entities' net deferred tax assets.

The Company continues to assert that it will permanently reinvest any foreign earnings of DSI in a foreign country and will not repatriate those earnings back to the U.S. As a result of its permanent reinvestment assertion, the Company has not recorded deferred taxes related to DSI under the indefinite exception.

Valuation Allowance

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2023, a valuation allowance of $8.0 million (inclusive of the Delphax entities' valuation allowances that were discussed above) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    (in thousands, except per share data)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2023							
Operating Revenues	$	50,862	$	60,688	$	61,396	$	74,377
Operating (Loss) Income, net of tax		(802)		(1,336)		108		(9,755)
Less: (Income) Loss attributable to non-controlling interests		(631)		104		(698)		715
Loss attributable to Air T, Inc. Stockholders		(1,433)		(1,232)		(590)		(9,040)
Basic Loss per share	$	(0.50)	$	(0.43)	$	(0.21)	$	(3.15)
Diluted Loss per share	$	(0.50)	$	(0.43)	$	(0.21)	$	(3.15)
Antidilutive shares excluded from computation of income (loss) per share		7		4		5		5
2022							
Operating Revenues		36,968		43,238		45,433		51,438
Operating Income (Loss), net of tax		327		8,003		(1,189)		5,086
Less: Income attributable to non-controlling interests		(38)		(448)		(73)		(740)
Income (Loss) attributable to Air T, Inc. Stockholders		289		7,555		(1,262)		4,346
Basic Income (Loss) per share	$	0.10	$	2.62	$	(0.44)	$	1.51
Diluted Income (Loss) per share	$	0.10	$	2.60	$	(0.44)	$	1.51
Antidilutive shares excluded from computation of income (loss) per share		—		—		11		—

21. GEOGRAPHICAL INFORMATION

Total tangible long-lived assets, net of accumulated depreciation, located in the United States, the Company's country of domicile, and similar tangible long-lived assets, net of accumulated depreciation, held outside the United States are summarized in the following table as of March 31, 2023 and March 31, 2022 (in thousands):

	March 31, 2023	March 31, 2022
United States	$ 21,433	$ 34,067
Foreign	89	1,654
Total tangible long-lived assets, net	$ 21,522	$ 35,721

The Company's tangible long-lived assets, net of accumulated depreciation, held outside of the United States represent primarily engines on lease or held for lease at March 31, 2023. The net book value located within each individual country at March 31, 2023 is listed below (in thousands):

Country	March 31, 2023	March 31, 2022
Macau	$ —	$ 1,351
Other	89	303
Total tangible long-lived assets, net	$ 89	$ 1,654

Total revenue, located in the United States, and outside the United States is summarized in the following table as of March 31, 2023 and March 31, 2022 (in thousands):

	March 31, 2023	March 31, 2022
United States	$ 199,572	$ 142,898
Foreign	47,751	34,179
Total revenue	$ 247,323	$ 177,077

72

22. SEGMENT INFORMATION

The Company has four reportable segments: overnight air cargo, ground equipment sales, commercial jet engine and parts and corporate and other. Segment data is summarized as follows (in thousands):

(In Thousands)	Year Ended March 31,			
		2023		2022
Operating Revenues:				
Overnight Air Cargo:				
Domestic	$	90,370	$	65,441
International		173		8,968
Total Overnight Air Cargo		90,543		74,409
Ground Equipment Sales:				
Domestic		38,652		35,089
International		9,833		7,150
Total Ground Equipment Sales		48,485		42,239
Commercial Jet Engines and Parts:				
Domestic		67,599		40,798
International		34,138		16,891
Total Commercial Jet Engines and Parts		101,737		57,689
Corporate and Other:				
Domestic		2,952		1,571
International		3,606		1,169
Total Corporate and Other		6,558		2,740
Total		247,323		177,077
Operating (Loss) Income:				
Overnight Air Cargo		4,047		2,794
Ground Equipment Sales		3,141		3,220
Commercial Jet Engines and Parts		(957)		3,619
Corporate and Other		(10,638)		(878)
Total		(4,407)		8,755
Capital Expenditures:				
Overnight Air Cargo		307		148
Ground Equipment Sales		35		156
Commercial Jet Engines and Parts		572		1,204
Corporate and Other		293		50
Total		1,207		1,558
Depreciation and Amortization:				
Overnight Air Cargo		115		58
Ground Equipment Sales		164		234
Commercial Jet Engines and Parts		2,382		965
Corporate and Other		1,501		603
Total	$	4,162	$	1,860

The table below provides a reconciliation of operating income (loss) to Adjusted EBITDA by reportable segment for the fiscal year ended March 31, 2023 and 2022 (in thousands):

	Fiscal year 2023					
	Overnight Air Cargo	Ground Equipment Sales	Commercial Jet Engines and Parts	Corporate and Other		Total
Operating income (loss) from continuing operations	$ 4,047	$ 3,141	$ (957)	$ (10,638)	$	(4,407)
Depreciation and amortization (excluding leased engines depreciation)	115	164	745	1,501		2,525
Asset impairment, restructuring or impairment charges	342	—	7,319 [7]	179		7,840
Loss (Gain) on sale of property and equipment	1	9	(2)	—		8
Securities expenses	—	—	—	63		63
Adjusted EBITDA	$ 4,505	$ 3,314	$ 7,105	$ (8,895)	$	6,029

	Fiscal year 2022					
	Overnight Air Cargo	Ground Equipment Sales	Commercial Jet Engines and Parts	Corporate and Other		Total
Operating income (loss) from continuing operations	$ 2,794	$ 3,220	$ 3,619	$ (878)	$	8,755
Depreciation and amortization (excluding leased engines depreciation)	58	234	694	603		1,589
Asset impairment, restructuring or impairment charges	—	—	885	(80)		805
Loss on sale of property and equipment	2	1	2	—		5
Securities expenses	—	—	—	252		252
Adjusted EBITDA	$ 2,854	$ 3,455	$ 5,200	$ (103)	$	11,406

---

[7] Included in the asset impairment, restructuring or impairment charges for the fiscal year ended March 31, 2023 was a write-down of $7.3 million on the commercial jet engines and parts segment's inventory, of which, $5.4 million was due to a management decision to monetize three engines by sale to a third party, in which the net carrying values exceeded the estimated proceeds. The remainder

of the write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2023, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

23. EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net income (loss) attributable to Air T, Inc. stockholders by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive.

The computation of earnings per common share is as follows (in thousands, except per share data):

| | Year Ended March 31, | |
	2023	2022
Net (loss) income from operations	$ (11,785)	$ 12,227
Net income from operations attributable to non-controlling interests	(510)	(1,299)
Net (loss) income from operations attributable to Air T, Inc. Stockholders	(12,295)	10,928
(Loss) income from operations per share:		
Basic	$ (4.32)	$ 3.79
Diluted	$ (4.32)	$ 3.78
Antidilutive shares excluded from computation of (loss) income per share	5	—
Weighted Average Shares Outstanding:		
Basic	2,847	2,880
Diluted	2,847	2,888

24. COMMITMENTS AND CONTINGENCIES

Contrail Put/Call Option

Contrail entered into an Operating Agreement in connection with the acquisition of Contrail providing for the governance of and the terms of membership interests in Contrail and including put and call options with the Seller of Contrail. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. The Company has presented this redeemable non-controlling interest in Contrail between the liabilities and equity sections of the accompanying consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Contrail RNCI is a Level 3 fair value measurement that is valued at $8.0 million as of March 31, 2023. The change in the redemption value compared to March 31, 2022 is an increase of $0.8 million. The increase was driven by $1.8 million of the net change in fair value, offset by $1.0 million of net loss attributable to the non-controlling interest. As of the date of this filing, neither the Seller nor Air T has indicated an intent to exercise the put and call options. If either side were to exercise the option, the Company anticipates that the price would approximate the fair value of the Contrail RNCI, as determined on the transaction date. The Company currently expects that it would fund any required payment from cash provided by operations.

Contrail Asset Management, LLC and CJVII, LLC

On May 5, 2021, the Company formed an aircraft asset management business called Contrail Asset Management, LLC ("CAM"), and an aircraft capital joint venture called CJVII, LLC ("CJVII"). The new ventures focus on acquiring commercial aircraft and jet engines for leasing, trading and disassembly. The joint venture, CJVII, was formed as a series LLC ("CJVII Series"). It consists of several individual series that target investments in current generation narrow-body aircraft and engines, building on Contrail's origination and asset management expertise. CAM was formed to serve two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series as governed by the Management Agreement between CJVII and CAM ("Asset Management Function"), and 2) to directly invest into CJVII Series alongside other institutional investment partners ("Investment Function").

CAM has two classes of equity interests: 1) common interests and 2) investor interests. Neither interest votes as the entity is operated by a Board of Directors. The common interests of CAM relate to its Asset Management Function. The investor interests of CAM relate to the Company's and Mill Road Capital's ("MRC") investments *through* CAM into CJVII (the Investment Function) and ultimately into the individual CJVII Series. With regard to CAM's common interests, the Company currently owns 90% of the economic common interests in CAM, and MRC owns the remaining 10%. MRC invested $1.0 million directly into CAM in exchange for 10% of the common interests. For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and a carried interest from the direct investors into each CJVII Series. Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective common interests.

For its Investment Function, CAM's initial commitment to CJVII was approximately $51.0 million. The Company and MRC have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. These represent the investor interests of CAM, separate and distinct from the common interests. Any investment returns on CAM's investor interests are shared pro-rata between the Company and MRC for each individual investment at the CJVII Series. As of March 31, 2023, Air T has fulfilled its Investment Function initial commitment to CAM.

Per its Operating Agreement, CAM is comprised of only two Series: the Onshore and the Offshore Series. Participation in each is determined solely based on whether a potential investment at the CJVII Series is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2023, for its Investment Function, the Company has contributed $6.9 million to CAM's Offshore Series and $0.6 million to CAM's Onshore Series.

The Company determined that CAM is a variable interest entity and that the Company is not the primary beneficiary. This is primarily the result of the Company's conclusion that it does not control CAM's Board of Directors, which has the power to direct the activities that most significantly impact the economic performance of CAM. Accordingly, the Company does not consolidate CAM and has determined to account for this investment using equity method accounting. As of March 31, 2023, the Company's net investment basis in CAM is $5.7 million.

In connection with the formation of CAM, MRC has a fixed price put option of $1.0 million to sell its common equity in CAM to Air T at each of the first three (3) anniversary dates. At the later of (a) five (5) years after execution of the agreement and (b) distributions to MRC per the waterfall equal to their capital contributions, Air T has a call option and MRC has a put option on the MRC common interests in CAM. If either party exercises the option, the exercise price will be fair market value if Air T pays in cash at closing or 112.5% of fair market value if Air T opts to pay in three (3) equal annual installments after exercise. The Company previously recognized $1.0 million within "Other non-current liabilities" with an offset to equity as of March 31, 2022. We subsequently reviewed this accounting treatment and determined that there was no loss contingency that existed under ASC 450 as we did not expect the $1.0 million put option to be exercised in the money to MRC. As such, as of March 31, 2023, the Company reversed the $1.0 million previously recorded. This matter was not material to our consolidated financial statements for any quarterly or annual periods. With respect to the secondary put and call option, as it is priced at fair value, the Company also determined that there is no potential loss or gain upon exercise that would need to be recognized.

Shanwick Put Call Option
In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes the Shanwick Put/Call Option with regard to the 30% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30% interest at the call option price that equals to the average EBIT over the 3 Financial Years prior to the exercise of the Call Option multiplied by 8. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option to require Air T to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the 3 Financial Years prior to the exercise of the Put Option multiplied by 7.5. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T.

The Company has presented this redeemable non-controlling interest in Shanwick between the liabilities and equity sections of the accompanying condensed consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the estimated redemption value at the end of each reporting period. As the Shanwick RNCI will be redeemed at established multiples of EBIT, it is considered redeemable at other than fair value. Changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests. The Shanwick RNCI's estimated redemption value is $4.7 million as of March 31, 2023, which was comprised of the following (in thousands):

	Shanwick's Redeemable Non-Controlling Interest
Beginning Balance as of April 1, 2022	$ 3,584
Contribution from non-controlling members	—
Distribution to non-controlling members	(336)
Net income attributable to non-controlling interests	189
Redemption value adjustments	1,301
Ending Balance as of March 31, 2023	$ 4,738

25. SHARES REPURCHASE

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 (retrospectively adjusted to 1,125,000 after the stock split on June 10, 2019) shares of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. During the year ended March 31, 2023, the Company repurchased 51,794 shares at an aggregate cost of $1.1 million, in which all were recorded as treasury shares. The Company has a total of 208,121 treasury shares as of March 31, 2023.

On August 16, 2022, President Biden signed the Inflation Reduction Act ("IRA") into law. The IRA enacted a 15% corporate minimum tax rate (subject to certain thresholds being met) that will be applicable to the Company beginning in its Fiscal 2024, a 1% excise tax on share repurchases made after December 31, 2022, and created and extended certain tax-related energy incentives. The Company does not currently expect that the tax-related provisions of the IRA will have a material impact on its consolidated financial statements.

As a result of the IRA's enactment into law, the Company is now subject to a 1% excise tax on share repurchases, effective for share repurchases made after December 31, 2022. This excise tax may be reduced for the value of certain share issuances. The excise tax incurred in connection with the Company's stock repurchases during the fourth quarter of Fiscal 2023 was not material.

26. SUBSEQUENT EVENTS

Amendment of ONB loans

Effective May 26, 2023, Contrail entered into the Fourth Amendment to Master Loan Agreement and the Amended and Restated Promissory Note Term Note G with ONB. The purpose of the amended documents was to replace the one-month LIBOR based interest rate with a one-month SOFR-based rate. All other material terms of the obligations remain the same. The principal amount of the loan was $38.2 million on the effective date of the amended documents and the applicable interest rate is now the one-month SOFR based rate, as defined in the loan agreement, plus 3.11%.

Effective May 26, 2023, Contrail entered into the First Amendment to Supplement #8 to Master Loan Agreement, the Fifth Amendment to Supplement #2 to the Master Loan Agreement and the Fourth Amended and Restated Promissory Note Revolving Note with ONB. The purpose of the amended documents was to replace the LIBOR based interest rate with a one-month SOFR based rate. All other material terms of the obligation remain the same. The maximum principal amount of the revolving note remains at $25.0 million and the applicable interest rate is now the one-month SOFR-based rate, as defined in the loan agreement, plus 3.56%.

Amendment of PSB Loan Agreement

On May 26, 2023, AirCo 1 executed an Amendment to Main Street Priority Loan Facility Term Loan Agreement with PSB. The Amendment replaces the three-month LIBOR benchmark applicable to the loan with a three-month SOFR based rate, which is defined as the three-month SOFR rate plus 3.26%. The principal amount of the loan was $6.4 million on the effective date of the amended agreement. The interest rate is to be determined on the 11th day of each month on the amounts that remain outstanding, commencing June 11, 2023.

<u>Amendment of MBT Revolving Credit Agreement</u>

On June 23, 2023, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024 and include the following changes:

1. A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year;
2. The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%;
3. The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and,
4. The covenant restricting the Company's use of funds for "Other Investments" was revised to limit the Company to $5.0 million of "Other Investments" per year.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None

Item 9A.   *Controls and Procedures.*

Disclosure Controls

Our Chief Executive Officer and Chief Financial Officer, referred to collectively herein as the Certifying Officers, are responsible for establishing and maintaining our disclosure controls and procedures that are designed to ensure that information relating to the Company required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Certifying Officers have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2023. Our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, the Company's disclosure controls and procedures were effective. In addition, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, the Company's consolidated financial condition as of March 31, 2023, and consolidated results of its operations and cash flows for the year then ended, in conformity with U.S. GAAP.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, including those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2023 based on the criteria established in a report entitled Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, the Company's management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during fiscal quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information.*

Item 1.01 Entry into a Material Definitive Agreement.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 23, 2023, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024 and include the following changes:

1.   A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year;
2.   The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%;
3.   The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and,
4.   The covenant restricting the Company's use of funds for "Other Investments" was revised to limit the Company to $5.0 million of "Other Investments" per year.

The foregoing summary of the terms of Amended and Restated Revolving Credit Note and Amendment No. 3 to Third Amended and Restated Credit Agreement are qualified in their entirety by reference to the amendment and promissory note filed as Exhibits 10.15, and 10.26 herewith. The changes to the revolving credit facility and related promissory note were acknowledged and agreed to by the non-borrower guarantor entities.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not Applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

The information contained under the headings "Proposal 1 - Election of Directors," "Executive Officers," " Committees of the Board of Directors," and "Delinquent Section 16(a) Reports" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process.

In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the year ended March 31, 2023. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committee, as adopted by the Public Company Accounting Oversight Board and currently in effect. In addition, the Audit Committee discussed with the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent registered public accounting firm's communication with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2023 for filing with the Securities and Exchange Commission.

June 27, 2023

AUDIT COMMITTEE

Travis Swenson, Chair
Peter McClung
Ray Cabillot

Code of Ethics

The Company has adopted a code of ethics applicable to its executive officers and other employees. A copy of the code of ethics is available on the Company's internet website at http://www.airt.net. The Company intends to post waivers of and amendments to its code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on its Internet website.

Item 11.   *Executive Compensation.*

The information contained under the heading "Executive Compensation," "Base Salary," "Incentive and Bonus Compensation," "Retirement and Other Benefits," "Executive Compensation Tables," "Employment Agreement and Retirement Savings Plan" and "Director Compensation" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference..

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information contained under the heading "Certain Beneficial Owners of Common Stock," "Director and Executive Officer Stock Ownership," in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information as of March 31, 2023, regarding shares outstanding and available for issuance under Air T, Inc.'s existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in first column)
Equity compensation plans approved by security holders:				
Air T 2012 Stock Option Plan	7,500	$	7.04	—
Air T 2020 Omnibus Stock Option Plan	293,400		N/A	94,000
Equity compensation plans not approved by security holders:	—		—	—
Total	300,900	$	7.04	94,000

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The information contained under the heading "Director Independence" and "Certain Transactions" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the caption "Audit Committee Pre-approval of Auditor Engagements" and "Audit Fees" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules.

1.   Financial Statements

    a.   The following are incorporated herein by reference in Item 8 of Part II of this report:

        (i)   Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
        (ii)   Consolidated Balance Sheets as of March 31, 2023 and 2022.
        (iii)   Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended March 31, 2023 and 2022.
        (iv)   Consolidated Statements of Stockholders' Equity for the years ended March 31, 2023 and 2022.
        (v)   Consolidated Statements of Cash Flows for the years ended March 31, 2023 and 2022.
        (vi)   Notes to Consolidated Financial Statements.

2.   Exhibits

No.	Description
3.1	Restated Certificate of Incorporation dated October 30, 2001, Certificate of Amendment to Certificate of Incorporation dated September 25, 2008, Certificate of Designation dated March 26, 2012, and Certificate of Designation dated December 15, 2014, incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2014 (Commission File No. 001-35476)
3.2	Certificate of Amendment to Certificate of Incorporation dated August 18, 2021 (filed herewith)
3.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated November 21, 2012 (Commission File No. 001-35476)
4.1	Specimen Common Stock Certificate of Air T, Inc., incorporated by reference to Exhibit 4.1 of the Company's Amended Registration Statement on Form S-1/A dated January 22, 2019 (Registration Number 333-228485)
4.2	Description of Registered Securities, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022
4.3	Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.4	Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.5	Second Amendment to the Air T Funding Amended and Restated Trust Agreement dated as of March 3, 2021, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)
4.6	Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)
4.7	Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.8	Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.9	Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-1 filed November 20, 2018 (Registration Number 333-228485)
10.1	Premises and Facilities Lease dated November 16, 1995 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.5 to Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995 (Commission File No. 001-35476)

10.2	Second Amendment to Premises and Facilities Lease dated as of October 15, 2015 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 (Commission File No. 001-35476)
10.3	Air T, Inc. 2005 Equity Incentive Plan, incorporated by reference to Annex C to the Company's proxy statement on Schedule 14A for its annual meeting of stockholders on September 28, 2005, filed with the SEC on August 12, 2005 (Commission File No. 001-35476)*
10.4	Form of Air T, Inc. Director Stock Option Agreement (2005 Equity Incentive Plan), incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (Commission File No. 001-35476)*
10.5	Air T, Inc. 2020 Omnibus Stock and Incentive Plan , incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*
10.6	Form of Non-Qualified Stock Option Award Agreement under 2020 Omnibus Stock and Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*
10.7	Employment Agreement dated as of March 26, 2014 between the Company and Nicholas J. Swenson, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 26, 2014 (Commission File No. 001-35476)*
10.8	Employment Agreement between Air T, Inc. and Brian Ochocki dated June 12, 2019, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 18, 2019 (Commission File No. 001-35476)
10.9	Form of Air T, Inc. Term Note A in the principal amount of $10,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)
10.10	Amended and Restated Term Note A of Air T, Inc. in the principal amount of $9,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.11	Form of Air T, Inc. Term Note B in the principal amount of $5,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)
10.12	Amended and Restated Term Note B of Air T, Inc. in the principal amount of $3,166,666.52 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.13	Form of Air T, Inc. Revolving Credit Note in the principal amount of $10,000,000 to Minnesota Bank & Trust dated December 21, 2017, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)
10.14	Form of Air T, Inc. Amended and Restated Revolving Credit Note in the principal amount of $13,000,000 to Minnesota Bank & Trust dated November 12, 2018, incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476)
10.15	Form of Amended and Restated Revolving Credit Note in the principal amount of $17,000,000 to Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)
10.16	Amended and Restated Revolving Credit Agreement, in the principal amount of $17,000,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.101 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)

10.17	Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust in the amount of $17,000,000 dated August 31, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.18	Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust dated as of June 23, 2023.
10.19	Form of Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)
10.20	Form of Amendment No. 1 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476)
10.21	Form of Amendment No. 2 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476)
10.22	Form of Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 4, 2019) (Commission File No. 001-35476)
10.23	Amendment No. 1 to Amended and Restated Credit Agreement, dated September 24, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.24	Form of Amendment No. 2 to Amended and Restated Credit Agreement, dated December 31, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**
10.25	Form of Second Amended and Restated Credit Agreement, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)
10.26	Third Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated as of August 31, 2021, without exhibits or schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.27	Amendment No. 1 to Third Amended and Restated Credit Agreement by and between Air T, Inc, Jet Yard, LLC and Minnesota Bank & Trust dated June 9, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).
10.28	Form of Amendment No. 2 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of January 31, 2023, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 31, 2023(Commission file No. 001-35476).
10.29	From of Amendment No. 3 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of June 23, 2023.
10.30	Form of Security Agreement, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission file No. 001-35476).
10.31	Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)
10.32	Amended and Restated Security Agreement by and amount Air T, Inc., the guarantors listed and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)

10.33	Form of Air T, Inc. Term Note D in the principal amount of $1,680,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476)
10.34	Promissory Note and Business Loan Agreement executed as of March 7, 2018 between Contrail Aviation Support, LLC as Borrower, and Old National Bank as the Lender, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 8, 2018) (Commission File No. 001-35476)
10.35	Form of Second Amended and Restated Promissory Note Revolving Note, dated January 24, 2020 in the principal amount of $40,000,000 to Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)
10.36	Third Amended and Restated Promissory Note Revolving Note of Contrail Aviation Support, LLC to Old National Bank dated September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)
10.37	Fourth Amended and Restated Promissory Note Revolving Note executed by Contrail Aviation Support, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.38	Form of Amended and Restated Guaranty in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)
10.39	Amended and Restated Guaranty of various Air T subsidiaries in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.40	Guarantee Acknowledgment dated June 9, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).
10.41	Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)
10.42	Form of Subordination Agreement among AirCo 1, LLC, Air T, Inc. and Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)
10.43	Form of Loan Agreement between AirCo 1, LLC and Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)
10.44	Form of Amendment No. 1 to Loan Agreement, dated February 25, 2020 by and between AirCo 1, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 25, 2020 (Commission File No. 001-35476)
10.45	Agreement as to Expenses dated as of June 10, 2019, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.46	Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.47	Capital Securities Guarantee dated as of June 10, 2019, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.48	Amendment to Capital Securities Guarantee Agreement, effective as of March 31, 2021, dated as of March 31, 2021, by and between Air T, Inc. and Delaware Trust Company incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 31, 2021 (Commission File Nos. 001-35476 and 001-38928)

10.49	Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.50	Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 3, 2021 (Commission File No. 001-35476)
10.51	Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.52	Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
10.53	Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485)
10.54	Second Amended and Restated Trust Agreement dated as of June 23, 2021, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.55	Certificate of Interim Trust dated September 28, 2018, incorporated by reference to Exhibit 4.14 of the Company's Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485)
10.57	Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.58	First Amendment to Master Loan Agreement, dated November 24, 2020 between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)
10.59	Second Amendment to Master Loan Agreement, dated November 10,2022 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022 (Commission File No. 001-35476)
10.60	First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement, dated March 22, 2023 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 22, 2023) (Commission File No. 001-35476)
10.61	Fourth Amendment to Master Loan Agreement by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.62	Supplement #1 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank. incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.63	Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, and Old National Bank. incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.64	Form of First Amendment to Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)
10.65	Form of Second Amendment to Supplement #2 to Master Loan Agreement, dated January 24, 2020 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)

10.66	Form of Third Amendment to Supplement #2 to Master Loan Agreement with Exhibit A, dated September 25, 2020 by and between Contrail Aviation Support, LLC and Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 30, 2020) (Commission File No. 001-35476)
10.67	Fourth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank effective September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)
10.68	Fifth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.69	Air T, Inc. Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.70	Contrail Aviation Leasing, LLC Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.71	Supplement #3 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.72	Supplement #4 to Master Loan Agreement, dated August 16, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.73	Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC Term Note C in the principal amount of $13,000,594.00 to Old National Bank, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.74	Trustee Aircraft Security Agreement, dated August 16, 2019 by and between Wells Fargo Trust Company, National Association, Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.75	Beneficial Interest Pledge Agreement, dated August 16, 2019 by and between Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.76	Form of Declaration of Trust (MSN 29922), dated June 26, 2019 by and between Contrail Aviation Leasing, LLC, Wilmington Trust SP Services (Dublin) Limited, and Contrail Aviation Support, LLC, incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.77	Supplement #5 to Master Loan Agreement, dated October 30, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.78	Trustee Aircraft Security Agreement, dated October 30, 2019 by and between Wilmington Trust SP Services (Dublin) Limited, Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.79	Beneficial Interest Pledge Agreement, dated October 30, 2019 by and between Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**

10.80	Third Trust Assignment and Assumption Agreement, dated July 26, 2019 by and between Sapphire Finance I Holding Designated Activity Company and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.81	Amendment Number Five to Aircraft Lease Agreement, dated June 20, 2019 by and between Wells Fargo Trust Company, National Association and Sun Country, Inc. d/b/a Sun Country Airlines, incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**
10.82	Form of Master Short-Term Engine Lease Agreement, IATA Document No. 5016-01, dated October 2012, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 9, 2019 (Commission File No. 001-35476)**
10.83	Purchase Agreement, dated December 13, 2019 by and between Wilmington Trust Services (Dublin) Limited and KG Aircraft Rotables Co., Ltd., incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 19, 2019 (Commission File No. 001-35476)**
10.84	Deed of Lease Novation, dated December 20, 2019 by and between Leasing Ireland DAC, CRO No. 662616, MAM Seldon Aviation 2 Designated Activity Company, and SmartLynx Airlines Estonia Oü, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.85	Form of Supplement #6 to Master Loan Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, Contrail Aviation Leasing Ireland DAC, CRO No. 662616 and Old National Bank, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.86	Form of Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Contrail Aviation Leasing Ireland DAC, CRO No. 662616 Term Note E in the principal amount of $6,894,790.00 to Old National Bank, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.87	Form of Aircraft Security Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, Contrail Aviation Leasing Ireland DAC, CRO No. 662616, and Old National Bank, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.88	Form of Air T, Inc. Amendment to Continuing Guaranty in favor of Old National Bank, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.89	Form of Indemnity and Guaranty Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC and Contrail Aviation Leasing Ireland DAC, CRO No. 662616, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**
10.90	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 1, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**
10.91	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 2, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**
10.92	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 3, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**
10.93	Form of Supplement #7 to Master Loan Agreement, dated February 3, 2020 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)

10.94	Form of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC Term Note F, dated February 3, 2020 in the principal amount of $8,500,000 to Old National Bank, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)
10.95	Form of Aircraft Assets Security Agreement, dated February 3, 2020 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)
10.96	Form of Air T, Inc. Promissory Note, in the principal amount of $8,215,000 in favor of Minnesota Bank & Trust, dated April 10, 2020, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 10, 2020 (Commission File No. 001-35476)
10.97	Term Note E, in the principal amount of $9,463,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.100 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)
10.98	Amended and Restated Term Note E of Air T, Inc. in the principal amount of $3,655,819.22 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.99	"Jet Yard Collateral Account Agreements" dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.102 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)
10.100	Amended and Restated Collateral Account Agreement between Jet Yard, LLD and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.101	"Ambry Hill Collateral Account Agreements" dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.103 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)
10.102	Amended and Restated Collateral Account Agreement between Ambry Hill Technologies, LLC and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.103	Supplement #8 to Master Loan Agreement dated November 24, 2020 between Borrowers Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Lender Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476)
10.104	First Amendment to Supplement #8 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.105	$43,598,000 Promissory Note – Term Note G of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated November 24, 2020. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476)
10.106	Amended and Restated Promissory Note Term Note G executed by Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.107	Commercial Security Agreement of Contrail Aviation Support, LLC dated November 24, 2020, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)
10.108	Commercial Security Agreement of Contrail Aviation Leasing, LLC dated November 24, 2020., incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)

10.109	Term Loan Agreement for Mail Street Priority Loan Facility by and between Park State Bank and AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476)
10.110	Amendment to Main Street Priority Loan Facility Term Loan Agreement by and between Airco 1, LLC and Park State Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.111	$6,200,000 Main Street Priority Loan Facility Term of AirCo 1, LLC in favor of Park State Bank dated December 11, 2020, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476)
10.112	Security Agreement of AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476)
10.113	Pledge Agreement by and between AirCo, LLC and Park State Bank dated as of December 11, 2020, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476)
10.114	At the Market Offering Agreement dated as of May 14, 2021, by and among the Air T, Inc., Air T Funding and Ascendiant Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 14, 2021 (Commission File No. 001-35476)
10.115	First Amendment to At the Market Offering Agreement, dated November 18, 2021, by and between Air T, Inc., Air T Funding and Ascendiant Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 18, 2021 (Commission File No. 001-35476)
10.116	Form of Contrail Asset Management, LLC Amended and Restated Limited Liability Company Agreement dated May 5, 2021, by and among the Members listed therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2021 (Commission File No. 001-35476)*
10.117	Form of Engine Purchase Agreement, dated December 23, 2020, by and between Equipment Lease Finance Corporation and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 26, 2021 (Commission File No. 001-35476)*
10.118	Form of Assignment, Assumption and Amendment Agreement dated March 30, 2021, by and among Engine Lease Finance Corporation, Companhia de Transportes Aereos Air Macau, SARL., and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 26, 2021 (Commission File No. 001-35476)*
10.119	Aircraft dry lease and services agreement between FedEx and CSA Air, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.97 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.120	Aircraft dry lease and services agreement between FedEx and Mountain Air Cargo, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.98 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.121	Joinder to Security Agreement between Minnesota Bank & Trust and Air'Zona Aircraft Services, Inc. dated June 23, 2021, incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.122	Joinder to Guaranty of Air'Zona Aircraft Services, Inc. in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.100 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.123	Joinder to Security Agreement between Minnesota Bank & Trust and Jet Yard Solutions, LLC dated June 23, 2021, incorporated by reference to Exhibit 10.101 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)

10.124	Joinder to Guaranty of Jet Yard Solutions, LLC in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.102 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.125	Air T, Inc. 2020 Omnibus Stock and Incentive Plan**, incorporated by reference to the Company's Definitive Proxy Statement as Appendix A on Form DEF 14A dated July 19, 2021 (Commission File No. 001-35476)
10.126	Jet Yard Term Note in the principal amount of $2,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.127	Guaranty of Jet Yard, LLC in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.128	Guaranty of Air T, Inc. in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)
10.129	Cooperation Agreement by and among Insignia Systems, Inc., Nicholas J. Swenson, Air T, Inc., Groveland Capital LLC; AO Partners I, L.P.; AO Partners, LLC and Glenhurst Co., dated October 11, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 11, 2021 (Commission File No. 001-35476)
10.130	Real Estate Purchase Agreement between Air T, Inc. and WLPC East, LLC dated October 11, 2021, without exhibits, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 14, 2021 (Commission File No. 001-35476)
10.131	Opinion of Winthrop & Weinstine, P.A. incorporated by reference to Exhibit 5.1 to the Company's Current Report on Form 8-K dated November 19, 2021 (Commission file No. 001-35476).
10.132	Promissory Note with Bridgewater Bank dated December 2, 2021 in the principal amount of $9,900,000, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)
10.133	Combination Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement with Bridgewater Bank dated December 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)
10.134	International Swaps and Derivatives Association, Inc. 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)
10.135	Schedule to the 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC, including Swap Transaction Confirmation dated January 7, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)
10.136	Form of Engine Sale Agreement between Finnair Aircraft Finance Oy and Contrail Aviation Support, LLC dated January 19, 2022.*, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 19, 2022 (Commission File No. 001-35476)
10.137	Form of Agreement for the Sale and Purchase of Shares in the share capital of GdW Beheer B.V. Between Mr G. de Wit (as the Seller), Decision Company B.V. and Ubi Concordia B.V. (as the Warrantors) And Shanwick B.V. (as the Purchaser) dated February 10, 2022, without exhibits or schedules (English Translation), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)
10.138	Form of Loan Agreement between Air T Acquisition 22.1, LLC and Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)

10.139	Form of Air T Acquisition 22.1, LLC $5,000,000 Promissory Note to Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)
10.140	Supplement #9 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated February 18, 2022, without exhibits, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)
10.141	Promissory Note Term Note H in the principal amount of $14,875,000 from CAS to Old National Bank dated February 18, 2022, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)
10.142	Form of Security Agreement from CAS to Old National Bank dated February 18, 2022, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)
10.143	Form of Overline Promissory Note dated June 9, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).
10.144	Form Promissory Note dated September 30, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 4, 2022 (Commission file No. 001-35476).
10.145	Form of Term Note F dated January 31, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 31, 2023 (Commission file No. 001-35476).
10.146	The Company's Quarterly Report on Form 10-Q dated August 12, 2022 (Commission File No. 001-35476)
10.147	The Company's Quarterly Report on Form 10-Q dated November 10, 2022 (Commission File No. 001-35476)
10.148	The Company's Quarterly Report on Form 10-Q dated February 10, 2023 (Commission File No. 001-35476)
21.1	List of subsidiaries of the Company (filed herewith)
23.1	Consent of Deloitte & Touche LLP (filed herewith)
24.1	Power of Attorney (filed herewith)
31.1	Section 302 Certification of Chief Executive Officer (filed herewith)
31.2	Section 302 Certification of Chief Financial Officer (filed herewith)
32.1	Section 1350 Certification of Chief Executive Officer (filed herewith)
32.2	Section 1350 Certification of Chief Financial Officer (filed herewith)
101	The following financial information from the Annual Report on Form 10-K for the year ended March 31, 2023, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders Equity, and (v) the Notes to the Consolidated Financial Statements (filed herewith).

* Management compensatory plan or arrangement required to be filed as an exhibit to this report.

** Certain information has been omitted from this exhibit pursuant to the request for confidential treatment submitted to the Securities and Exchange Commission. The omitted information has been separately filed with the Securities and Exchange Commission.

Item 16.   Form 10-K Summary

We have chosen not to include an optional summary of the information required by this Form 10-K. For a reference to the information in this Form 10-K, investors should refer to the Table of Contents to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR T, INC.

By: /s/ Nick Swenson
_____
Nick Swenson, Chairman, President and
Chief Executive Officer and Director (Principal Executive Officer)   Date: June 27, 2023

By: /s/ Brian Ochocki
_____
Brian Ochocki, Chief Financial Officer
(Principal Financial Officer)   Date: June 27, 2023

By: /s/ Raymond Cabillot
_____
Raymond Cabillot, Director   Date: June 27, 2023

By: /s/ William R. Foudray
_____
William R. Foudray, Director   Date: June 27, 2023

By: /s/ Gary S. Kohler
_____
Gary S. Kohler, Director   Date: June 27, 2023

By: / s/ Peter McClung
_____
Peter McClung, Director   Date: June 27, 2023

By: /s/ Travis Swenson
_____
Travis Swenson, Director   Date: June 27, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
AMENDMENT NO. 1

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended   **March 31, 2023**

  or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number   001-35476

Air T, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-1206400**
State or other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262
(Address of principal executive offices, including zip code)
(980) 595 − 2840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AIRT	NASDAQ Stock Market
Alpha Income Preferred Securities (also referred to as 8% Cumulative Capital Securities) ("TruPs")*	AIRTP	NASDAQ Stock Market

*Issued by Air T Funding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter) based upon the closing price of the common stock on September 30, 2022 was approximately $17,244,993.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock	Common Shares, par value of $.25 per share
Outstanding Shares at May 31, 2023	2,817,754

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for its 2023 annual meeting of stockholders to be filed within 120 days of the registrant's fiscal year end are incorporated by reference into Part III of this Form 10-K.

EXPLANATORY NOTE

Air T, Inc.. ("Air T" or the "Company") hereby amends its Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed on June 27, 2023 (the "Original Filing"), as set forth in this Annual Report on Form 10K/A Amendment No. 1 (this "Amendment").

This Amendment is being filed solely to amend Item 8 in order to include an updated audit opinion of Deloitte & Touche LLP, our independent registered public accounting firm, to replace an incorrect version of the opinion that was included in the Original Filing. There are no changes to our consolidated financial statements as set forth in the Original Filing.

Other than the inclusion within this Amendment of new certifications by management and a new consent of Deloitte & Touche LLP (and related amendment to the exhibit index), this Amendment speaks only as of the date of the Original Filing and does not modify or update any other disclosures contained in our Original Filing.

Other than as set forth herein, this Amendment does not modify or update the Original Filing in any way, and the parts or exhibits of the Original Filing which have not been modified or updated are not included in this Amendment. This Amendment continues to speak as of the date of the Original Filing and the Company has not updated the disclosure contained herein to reflect events that have occurred since the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Company's other filings made with the Securities and Exchange Commission since the filing of the Original Filing, including amendments to those filings, if any.

TABLE OF CONTENTS

		Page
PART II		
Item 8.	Financial Statements and Supplementary Data	5
PART III		
Item 14.	Principal Accountant Fees and Services	46
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	46
	Signatures	
	Interactive Data Files	

PART II

Item 8.   *Financial Statements and Supplementary Data.*

INDEX TO FINANCIAL STATEMENTS

	Page
AIR T, INC. CONSOLIDATED FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	6
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2023 and 2022	8
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2023 and 2022	9
Consolidated Balance Sheets as of March 31, 2023 and 2022	10
Consolidated Statements of Cash Flows for the Years Ended March 31, 2023 and 2022	11
Consolidated Statements of Equity for the Years Ended March 31, 2023 and 2022	12
Notes to Consolidated Financial Statements	13

5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Air T, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Redeemable non-controlling interest – valuation of Contrail Aviation Support, LLC — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

The Company has a 79% controlling interest in Contrail Aviation Support, LLC and is party to an operating agreement with the owner of the remaining 21% ownership interest in Contrail Aviation Support, LLC, that contains certain future redemption features that are outside the control of the Company.

This arrangement is recorded and disclosed as a redeemable non-controlling interest at fair value of $7.97 million as of March 31, 2023. The Company adjusts the redeemable non-controlling interest each reporting period to the higher of the redemption value or carrying value, using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. The determination of fair value includes estimation uncertainty under both approaches.

The income approach requires significant management judgment with respect to forecasts of future revenue, operating margins, and capital expenditures, and the selection and use of an appropriate discount rate. The market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail Aviation Support, LLC. We identified the valuation of redeemable non-controlling interest in Contrail Aviation Support, LLC as a critical audit matter given the significant judgments and assumptions required by management to estimate the fair value of the redeemable non-controlling interest, as well as the fact that performing audit procedures required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant judgments and assumptions utilized in the valuation of the redeemable non-controlling interest in Contrail Aviation Support, LLC, included the following, among others:

- We evaluated the reasonableness of management's forecasts of future revenue and operating margins by comparing the forecasts to:
  - Historical results of Contrail Aviation Support, LLC, and
  - Forecasted information included in industry reports.
- We considered the impact of industry and market conditions on management's forecasts for Contrail Aviation Support, LLC.
- We involved our fair value specialists to assist in the evaluation of:
  - The valuation methodologies used by the Company to determine whether they were consistent with generally accepted valuation practices, and reasonably weighted.
  - The discount rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.
  - Earnings multiples, including testing the underlying source information and mathematical accuracy of the calculations, and evaluating the appropriateness of the Company's selection of companies in its industry comparable groups.
- We performed sensitivity analyses with regard to forecasted revenue and the discount rate to evaluate the changes in the fair value of the redeemable non-controlling interest in Contrail Aviation Support, LLC, that would result from changes in those significant assumptions.
- We evaluated whether the business and valuation assumptions used were consistent with evidence obtained in other areas of the audit.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 27, 2023

We have served as the Company's auditor since 2018.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In thousands, except per share data)	Year Ended March 31, 2023	2022
Operating Revenues:		
Overnight air cargo	$ 90,543	$ 74,409
Ground equipment sales	48,485	42,239
Commercial jet engines and parts	101,737	57,689
Corporate and other	6,558	2,740
	247,323	177,077
Operating Expenses:		
Overnight air cargo	79,720	65,694
Ground equipment sales	39,328	33,538
Commercial jet engines and parts	75,288	36,603
General and administrative	45,384	29,817
Depreciation and amortization	4,162	1,860
Inventory write-down	7,324	768
Impairment of long-lived assets	516	37
Loss on sale of property and equipment	8	5
	251,730	168,322
Operating (Loss) Income	(4,407)	8,755
Non-operating (Expense) Income:		
Interest expense, net	(7,935)	(4,948)
Gain on forgiveness of PPP	—	8,331
Income from equity method investments	1,460	37
Other	(471)	1,221
	(6,946)	4,641
(Loss) Income before income taxes	(11,353)	13,396
Income Tax Expense	432	1,169
Net (Loss) Income	(11,785)	12,227
Net Income Attributable to Non-controlling Interests	(510)	(1,299)
Net (Loss) Income Attributable to Air T, Inc. Stockholders	$ (12,295)	$ 10,928
(Loss) Income per share (Note 23)		
Basic	$ (4.32)	$ 3.79
Diluted	$ (4.32)	$ 3.78
Weighted Average Shares Outstanding:		
Basic	2,847	2,880
Diluted	2,847	2,888

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Year Ended March 31,	
	2023	**2022**
Net (Loss) Income	$ (11,785)	$ 12,227
Other Comprehensive Income:		
Foreign currency translation income (loss)	4	(549)
Unrealized gain on interest rate swaps, net of tax of $332 and $294	998	929
Reclassification of interest rate swaps into earnings	77	41
Total Other Comprehensive Income	1,079	421
Total Comprehensive (Loss) Income	(10,706)	12,648
Comprehensive Income Attributable to Non-controlling Interests	(510)	(1,299)
Comprehensive (Loss) Income Attributable to Air T, Inc. Stockholders	$ (11,216)	$ 11,349

See notes to consolidated financial statements.

9

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	March 31, 2023	March 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,806	$ 5,616
Marketable securities	—	859
Restricted cash	1,284	2,752
Restricted investments	2,161	1,691
Accounts receivable, net of allowance for doubtful accounts of $1,160 and $1,368	27,218	19,684
Income tax receivable	536	3,230
Inventories, net	71,125	75,167
Employee retention credit receivable	940	9,138
Other current assets	7,487	10,106
Total Current Assets	116,557	128,243
Assets on lease or held for lease, net of accumulated depreciation of $223 and $780	83	14,509
Property and equipment, net of accumulated depreciation of $6,624 and $5,405	21,439	21,212
Intangible assets, net of accumulated amortization of $4,191 and $2,947	12,103	13,260
Right-of-use assets	11,666	7,354
Equity method investments	13,230	9,864
Goodwill	10,563	10,126
Other assets	3,921	3,031
Total Assets	189,562	207,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	10,449	9,397
Income tax payable	304	194
Accrued expenses and other (Note 12)	13,133	13,391
Current portion of long-term debt	38,736	6,482
Short-term lease liability	1,664	1,443
Total Current Liabilities	64,286	30,907
Long-term debt	86,349	129,326
Deferred income tax liabilities, net	2,417	2,812
Long-term lease liability	10,771	6,734
Other non-current liabilities	47	1,342
Total Liabilities	163,870	171,121
Redeemable non-controlling interest	12,710	10,761
Commitments and contingencies (Note 24)		
Equity:		
Air T, Inc. Stockholders' Equity:		
Preferred stock, $1.00 par value, 2,000,000 shares authorized	—	—
Common stock, $0.25 par value; 4,000,000 shares authorized, 3,026,495 shares issued, 2,818,374 and 2,866,418 shares outstanding	757	756
Treasury stock, 208,121 at $19.62 and 156,327 shares at $19.20	(4,083)	(3,002)
Additional paid-in capital	728	393
Retained earnings	13,686	26,729
Accumulated other comprehensive income (loss)	816	(263)
Total Air T, Inc. Stockholders' Equity	11,904	24,613
Non-controlling Interests	1,078	1,104
Total Equity	12,982	25,717
Total Liabilities and Equity	$ 189,562	$ 207,599

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
(In thousands)	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (11,785)	$ 12,227
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	4,162	1,860
Gain on forgiveness of PPP loan	—	(8,331)
Income from equity method of investments	(1,460)	(37)
Inventory write-down	7,324	768
Impairment of long-lived assets	516	37
Other	769	876
Change in operating assets and liabilities:		
Accounts receivable	(6,290)	(12,654)
Inventories	10,163	(17,602)
Accounts payable	992	1,050
Accrued expenses	(893)	(485)
Employee retention credit receivable	8,198	(9,138)
Other	5,213	(1,655)
Total adjustments	17,383	(40,484)
Net cash provided by (used in) operating activities	16,909	(33,084)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of marketable securities	—	815
Acquisition of businesses, net of cash acquired	(2,498)	(12,804)
Investment in unconsolidated entities	(3,064)	(6,797)
Acquisition of assets	—	(13,408)
Capital expenditures related to property & equipment	(1,178)	(1,530)
Capital expenditures related to assets on lease or held for lease	—	(28)
Other	572	364
Net cash used in investing activities	(6,168)	(33,388)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from lines of credit	139,329	99,363
Payments on lines of credit	(132,958)	(84,551)
Proceeds from term loan	10,627	34,232
Payments on term loan	(27,850)	(3,813)
Proceeds received from issuance of TruPs	—	11,278
Other	(1,528)	2,745
Net cash (used in) provided by financing activities	(12,380)	59,254
Effect of foreign currency exchange rates on cash and cash equivalents	361	(341)
NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,278)	(7,559)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	8,368	15,927
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	7,090	8,368
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:		
Equipment leased or held for lease transferred to inventory	12,700	12
Equipment in inventory transferred to assets on lease	33	13,100
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Operating cash payments for operating leases	1,881	1,824
Cash paid during the year for interest	5,867	1,523
Cash paid during the year for income taxes	$ 1,026	$ 429

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock		Treasury Stock						
	Shares	Amount	Share	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests*	Total Equity
Balance, March 31, 2021	3,023	$ 756	141	$ (2,617)	$ —	$ 16,270	$ (684)	$ 989	$ 14,714
Net income*	—	—	—	—	—	10,928	—	115	11,043
Repurchase of common stock	—	—	15	(385)	—	—	—	—	(385)
Stock compensation expense	—	—	—	—	393	—	—	—	393
Foreign currency translation loss	—	—	—	—	—	—	(549)	—	(549)
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	531	—	—	531
Unrealized gain of interest rate swaps, net of tax	—	—	—	—	—	—	929	—	929
Put option issued to co-investor in CAM (Note 24)	—	—	—	—	—	(1,000)	—	—	(1,000)
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	41	—	41
Balance, March 31, 2022	3,023	$ 756	156	$ (3,002)	$ 393	$ 26,729	$ (263)	$ 1,104	$ 25,717

(In thousands)	Common Stock		Treasury Stock						
	Share	Amount	Share	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests*	Total Equity
Balance, March 31, 2022	3,023	$ 756	156	$ (3,002)	$ 393	$ 26,729	$ (263)	$ 1,104	$ 25,717
Net loss*	—	—	—	—	—	(12,295)	—	(26)	(12,321)
Repurchase of common stock	—	—	52	(1,081)	—	—	—	—	(1,081)
Exercise of stock options	4	1	—		20	—	—	—	21
Stock compensation expense	—	—	—	—	315	—	—	—	315
Foreign currency translation loss	—	—	—	—	—	—	4	—	4
Adjustment to fair value of redeemable non-controlling interest	—	—	—	—	—	(1,748)	—	—	(1,748)

Unrealized gain on interest rate swaps, net of tax	—	—	—	—	—	—	998	—	998
Reversal of Put option issued to co-investor in CAM (Note 24)	—	—	—	—	—	1,000	—	—	1,000
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	77	—	77
Balance, March 31, 2023	3,027	$ 757	208	$ (4,083)	$ 728	$ 13,686	$ 816	$ 1,078	$ 12,982

*Excludes amount attributable to redeemable non-controlling interest in Contrail and Shanwick.

See notes to consolidated financial statements.

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically diversify Air T's earnings power and compound the growth of free cash flow per share over time.

We currently operate in four industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;

- Ground equipment sales, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;

- Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and;

- Corporate and other, which acts as the capital allocator and resource for other consolidated businesses. Further, Corporate and other is also comprised of insignificant businesses that do not pertain to other reportable segments.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as its non-wholly owned subsidiaries, Contrail, Shanwick and Delphax. All intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the prior period amounts to conform to the current presentation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Future economic developments such as inflation and increased interest rates as well as further business issues such as supply chain issues present uncertainty and risk with respect to our financial condition and results of operations. Each of our businesses implemented measures to attempt to limit the impact of COVID-19 and economic and business issues but we still experienced disruptions, and we experienced a reduction in demand for commercial aircraft, jet engines and parts compared to historical periods. Many of our businesses may continue to generate reduced operating cash flows and could operate at a loss from time to time beyond fiscal 2023. We expect that issues caused by the pandemic and other economic and business issue will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact these issues on economic and market conditions and our businesses in particular, and, as a result, presents material uncertainty and risk with respect to us and our results of operations. The Company believes the estimates and assumptions underlying the Company's consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2023, however; uncertainty over the ultimate direct and indirect impact COVID-19 will have on the global economy generally, and the Company's business in particular, makes any estimates and assumptions as of March 31, 2023 inherently less certain than they would be absent the current and potential impacts of COVID-19.

Segments - The Company has four reportable operating segments: overnight air cargo, ground equipment sales, commercial jet engine and parts and corporate and other. The Company assesses the performance of these segments on an individual basis (see Note 22).

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The Company's Chief Executive Officer reviews financial information by business segment for purposes of allocating resources and evaluating financial performance. Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

Variable Interest Entities – In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Company analyzes its variable interests to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews to determine if we must consolidate a variable interest entity as its primary beneficiary.

Business Combinations – The Company accounts for business combinations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*. Consistent with ASC 805, the Company accounts for each business combination by applying the acquisition method. Under the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. Goodwill is recognized for the excess of the purchase consideration over the fair value of identifiable net assets acquired. Included in purchase consideration is the estimated acquisition date fair value of any earn-out obligation incurred. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non-controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company's consolidated balance sheets.

The acquisition method permits the Company a period of time after the acquisition date during which the Company may adjust the provisional amounts recognized in a business combination. This period of time is referred to as the "measurement period". The measurement period provides an acquirer with a reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. Accordingly, the Company is required to recognize adjustments to the provisional amounts, with a corresponding adjustment to goodwill, in the reporting period in which the adjustments to the provisional amounts are determined. Thus, the Company would adjust its consolidated financial statements as needed, including recognizing in its current-period earnings the full effect of changes in depreciation, amortization, or other income effects, by line item, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date.

Income statement activity of an acquired business is reflected within the Company's consolidated statements of income (loss) commencing with the date of acquisition. Amounts for pre-acquisition periods are excluded.

Acquisition-related costs are costs the Company incurs to affect a business combination. Those costs may include such items as finder's fees, advisory, legal, accounting, valuation, and other professional or consulting fees, and general administrative costs. The Company accounts for such acquisition-related costs as expenses in the period in which the costs are incurred and the services are received.

Changes in estimates of the fair value of earn-out obligations subsequent to the acquisition date are not accounted for as part of the acquisition, rather, they are recognized directly in earnings.

<u>Cash and Cash Equivalents</u> – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

<u>Financial Instruments Designated for Trading</u> – Except for short sales of equity securities, the Company accounts for all other financial instruments (including derivative instruments) designated for trading in accordance with ASC 815. All changes in the fair value of the financial instruments designated for trading are recognized in earnings as they occur. Further, all gains and losses on derivative instruments designated for trading are presented net on the consolidated Statements of Income (Loss). The fair value of derivative instruments designated for trading in a gain position are recorded in Other Current Assets and the fair value of derivative instruments designated for trading in a loss position are recorded in Accrued Expenses and Other on the consolidated Balance Sheets.

The Company accounts for short sales of equity securities in accordance with ASC 942 and ASC 860. The obligations incurred in short sales are reported in Accrued Expenses and Other on the consolidated Balance Sheets. They are subsequently measured at fair value through the income statement at each reporting date with gains and losses on securities. Interest on the short positions are accrued periodically and reported as interest expense. The market value of the Company's equity securities and cash held by the broker are used as collateral against any outstanding margin account borrowings for purposes of short selling equities. This collateral is recorded in Other Current Assets on the consolidated Balance Sheets.

The Company reports all cash receipts and payments resulting from the purchases and sales of securities, loans, and other assets that are acquired specifically for resale as operating cash flows.

<u>Inventories</u> – Inventories are carried at the lower of cost or net realizable value. When finished goods units are leased to customers under operating leases, the units are transferred to Assets on Lease or Held For Lease. The classification of cash flows associated with the purchase and sale of finished goods is based on the activity that is likely to be the predominant source or use of cash flows for the items. Consistent with aviation industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

<u>Investments under the Equity Method</u> – The Company utilizes the equity method to account for investments when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company applies the equity method to investments in common stock and to other investments when such other investments possess substantially identical subordinated interests to common stock. For investments that have a different fiscal year-end, if the difference is not more than three months, the Company elects a 3-month lag to record the change in the investment.

The Company assesses the carrying value of its investments whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount of the investment to the estimated future undiscounted cash flows of the investment, which take into account current, and expectations for future, market conditions and the Company's intent with respect to holding or disposing of the investment. Changes in economic and operating conditions, including those occurring as a result of the impact of the COVID-19 pandemic, that occur subsequent to a current impairment analysis and the Company's ultimate use of the investment could impact the assumptions and result in future impairment losses to the investments. If the Company's analysis indicates that the carrying value is not recoverable on an undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The fair value is determined through quoted prices in active markets or various valuation techniques, including internally developed discounted cash flow models or comparable market transactions.

<u>Goodwill</u> - The Company evaluates goodwill on an annual basis or anytime events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company is permitted to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying value, including goodwill. In qualitatively evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances such as macroeconomic conditions, industry and market developments, cost factors, and the overall financial performance of the reporting unit. If, after assessing these events and circumstances, it is determined that there may be an impairment, then a quantitative analysis is performed. In the first step of the quantitative method, recoverability of goodwill is evaluated by estimating the fair value of the reporting unit's goodwill using multiple techniques, including a discounted cash flow model income approach and a market approach. The estimated fair value is then compared to the carrying value of the reporting unit. The Company will recognize an impairment charge for the amount by which the carrying value of the reporting unit exceeds its fair value, if any.

Goodwill consisted of the following (in thousands):

	Year Ended March 31,			
	2023		**2022**	
Goodwill, at original cost	$	10,939	$	10,502
Accumulated impairment		(376)		(376)
Goodwill, net of impairment	$	10,563	$	10,126

As of March 31, 2023, $4.2 million of the goodwill balance is attributable to the acquisition of Contrail and included within the Commercial Jet Engines and Parts segment. $6.3 million of the goodwill balance is attributable to the acquisition of Shanwick in February 2022, and included within the Corporate and Other segment. $0.1 million of the goodwill balance is attributable to the acquisition of WASI in January 2023, and included within the Overnight Air Cargo segment.

We performed our annual impairment assessment for goodwill of our reporting units at March 31, 2023. In the fiscal year 2023, COVID-19 continued to have some impact on the macroeconomic conditions and the outlook of the airline industry. Due to this, the Company performed a quantitative analysis using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Our discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. The forecasts and assumptions are based on our annual and long-term business plans. The market approach requires management to make significant assumptions related to market multiples of revenue and earnings derived from comparable publicly-traded companies with similar operating characteristics as our reporting units.

Based on the results of our annual quantitative assessment conducted as of March 31, 2023, the fair value of our reporting units exceeded their carrying values, and management concluded that no impairment charge was warranted.

Intangible Assets – Amortizable intangible assets consist of acquired patents, tradenames, customer relationships, and other finite-lived identifiable intangibles. Such intangibles are initially recorded at fair value and subsequently subject to amortization. Amortization is recorded using the straight-line method over the estimated useful lives of the assets. In accordance with the applicable accounting guidance, the Company evaluates the recoverability of amortizable intangible assets whenever events occur that indicate potential impairment. In doing so, the Company assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the estimated fair value of the asset.

The estimated amortizable lives of the intangible assets are as follows:

	Years
Purchased software	3
Internally developed software	10-15
In-place lease and other intangibles	Over lease term
Trade names	5
Certification	5
Non-compete	5
License	5
Patents	9
Customer relationships	10-15

Property and Equipment and Assets on Lease or Held for Lease – Property and equipment is stated initially at cost, or fair value if purchased as part of a business combination. Depreciation and amortization are provided on a straight-line basis over the asset's useful life. Equipment leased to customers is depreciated using the straight line method. Useful lives range from three years for computer equipment, seven years for flight equipment, ten years for deicers and other equipment leased to customers and thirty years for buildings.

Engine assets on lease or held for lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of engine assets are capitalized as part of the cost of such assets. If assets are not actively being leased (i.e. held for lease), then they are not being depreciated. Major overhauls which improve functionality or extend original useful life are capitalized and depreciated over the engine assets' useful life to a residual value. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. The Company adjusts its estimates annually for these older generation assets, including updating estimates of an engine's or aircraft's remaining operating life. The Company believes this methodology accurately reflects the typical holding period for the assets and that the residual value assumption, which is dependent on the Company's eventual plan for the engine assets (i.e. whole asset sale, part-out, etc.), reasonably approximates the selling price of the assets.

When engine assets are committed for sales, the assets are transferred to Inventory. The classification of cash flows associated with the purchase and sale of engine assets is based on the activity that is likely to be the predominant source or use of cash flows for the items.

The Company assesses long-lived assets for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. When evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model. We determine fair value of the assets by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. In the event it is determined that the carrying values of long-lived assets are in excess of the estimated undiscounted cash flows from those assets, the Company then will write-down the value of the assets by the excess of carrying value over fair value.

Accounting for Debt - Trust Preferred Securities and Warrant Liability – On June 10, 2019, the Company issued an aggregate of 1.6 million TruPs in the amount of $4.0 million in a non-cash transaction. In connection with the issuance of these TruPs, the Company also issued an aggregate of 8.4 million warrants (representing warrants to purchase $21.0 million in stated value of TruPs). A warrant for mandatorily redeemable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant's being exercised because the shares will be redeemed. Thus, warrants for mandatorily redeemable shares are liabilities under ASC 480. In total, 5.3 million Warrants were exercised and the remaining 3.1 million Warrants expired on August 30, 2021.

On May 14, 2021, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Ascendiant Capital Markets, LLC (the "sales agent" or "Ascendiant"), pursuant to which it may sell and issue its TruPs having an aggregate offering price of up to $8.0 million from time to time. The Company has no obligation to sell any TruPs, and may at any time suspend offers under the ATM Agreement or terminate the ATM Agreement.

These TruPs are mandatorily redeemable preferred security obligations of the Company. In accordance with ASC 480, the Company presented mandatorily redeemable preferred securities that do not contain a conversion option as a liability on the balance sheet. Further, as the redemption date and the redemption amount are both fixed, in accordance with ASC 825, we measured these TruPs at the present value of the amount to be paid at settlement, discounted by using the implicit rate at inception.

Income Taxes – Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance against net deferred tax assets is recorded when it is more likely than not that such assets will not be fully realized. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates. All deferred income taxes are classified as non-current in the consolidated balance sheets. The Company recognizes the benefit of a tax position taken on a tax return, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. An uncertain income tax position is not recognized if it has a less than a 50% likelihood of being sustained.

Accounting for Redeemable Non-Controlling Interest – In 2016, in connection with the Company's acquisition of Contrail, Contrail entered into an Operating Agreement (the "Operating Agreement") with the Seller providing for the governance of and the terms of membership interests in Contrail. The Operating Agreement includes put and call options ("Contrail Put/Call Option") with regard to the 21% non-controlling interest retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. Per the agreement, the price is to be agreed upon by the parties or, failing such agreement, to be determined pursuant to third-party appraisals in a process specified in the agreement.

In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes put and call options ("Shanwick Put/Call Option") with regard to the 30% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30% interest at the call option price ("Call Option") that equals to the average EBIT over the 3 Financial Years prior to the exercise of the Call Option multiplied by 8. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option ("Put Option") to require Air T to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the 3 Financial Years prior to the exercise of the Put Option multiplied by 7.5. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T.

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer. As a result of this feature, the Company recorded the non-controlling interests as redeemable and classified them in temporary equity within its Consolidated Balance Sheets initially at their acquisition-date estimated redemption value or fair value.

Per the Operating Agreement, the Contrail's non-controlling interest is redeemable at fair value, which is determined using a combination of the income approach, utilizing a discounted cash flow analysis, and the market approach, utilizing the guideline public company method. Contrail's discounted cash flow analysis requires significant management judgment with respect to forecasts of revenue, operating margins, capital expenditures, and the selection and use of an appropriate discount rate. The forecasts and assumptions are based on our annual and long-term business plans. Contrail's market approach requires management to make significant assumptions related to market multiples of earnings derived from comparable publicly-traded companies with similar operating characteristics as Contrail. The Contrail's non-controlling interest is adjusted each reporting period for income (or loss) attributable to the non-controlling interest as well as any applicable distributions made. A measurement period adjustment, if any, is then made to adjust the non-controlling interest to the higher of the redemption value (fair value) or carrying value each reporting period. These fair value adjustments are recognized through retained earnings and are not reflected in the Company's Consolidated Statements of Income (Loss). When calculating earnings per share attributable to the Company, the Company adjusts net income attributable to the Company for the measurement period adjustment to the extent the redemption value exceeds the fair value of the non-controlling interest on a cumulative basis. As of March 31, 2023, the fair value of the Contrail's redeemable non-controlling interest is $8.0 million. See Note 24, Commitments and Contingencies.

The Shanwick's non-controlling interest is redeemable at established multiples of EBIT and, as such, is considered redeemable at other than fair value. It is recorded on our consolidated balance sheets at estimated redemption value within redeemable non-controlling interests, and changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests. As of March 31, 2023, the estimated redemption value of Shanwick's redeemable non-controlling interest is $4.7 million. See Note 24, Commitments and Contingencies.

<u>Revenue Recognition</u> – Substantially all of the Company's revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.We evaluate gross versus net presentation on revenues from products or services purchased and resold in accordance with the revenue recognition criteria outlined in ASC 606-10, *Principal Agent Considerations.*

The Company, under the terms of its overnight air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of income (loss). These pass-through costs totaled $29.2 million and $23.0 million for the years ended March 31, 2023 and 2022, respectively.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04- Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. In December 2022, the FASB issued ASU 2022-06- Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this Update defer the implementation deadline of Topic 848 from December 31, 2022, to December 31, 2024. The Company is currently in the process of converting our LIBOR-based contracts, hedging relationships, and other transactions to other reference rates. We anticipate to be completed by September 30, 2023.

2. ACQUISITIONS

Worldwide Aviation Services, Inc.

On January 31, 2023, the Company acquired Worldwide Aircraft Services, Inc. ("WASI"), a Kansas corporation that services the aircraft industry across the United States and internationally through the operation of a repair station which is located in Springfield, Missouri at the Branson National Airport. The acquisition was was funded with cash and the loans described in Note 14 of this report. WASI is included within the Overnight air cargo segment.

The acquisition date's fair value of the consideration is summarized in the table below (in thousands):

	January 31, 2023
Cash consideration	$ 1,628
Seller's Note	$ 1,370
Total consideration	$ 2,998

The transaction was accounted for as a business combination in accordance with ASC Topic 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their fair values as of January 31, 2023, with the excess of total consideration above fair value of net assets acquired recorded as goodwill. The following table outlines the consideration transferred and purchase price allocation at the respective fair values as of January 31, 2023 (in thousands):

	January 31, 2023
ASSETS	
Accounts receivable	$ 1,037
Inventory	517
Other current assets	97
Property, plant and equipment, net	403
Intangible -Trade Name	342
Intangible - Non-competition Agreement	19
Intangible - Customer Relationships	683
Other assets	20
Total assets	$ 3,118
LIABILITIES	
Accounts payable	61
Accrued expenses and deferred revenue	635
Total liabilities	$ 696
Net assets acquired	$ 2,422
Consideration paid	2,998
Less: Cash acquired	(500)
Less: Net assets acquired	(2,422)
Goodwill	$ 76

As of March 31, 2023, the purchase price allocation is final.

The following table sets forth the revenue and expenses of WASI that are included in the Company's condensed consolidated statement of income for the fiscal year ended March 31, 2023 (in thousands):

		Income Statement Post-Acquisition
Revenue	$	929
Cost of Sales		676
Operating Expenses		425
Operating Loss		(172)
Non-operating expense		(22)
Net loss	$	(194)

Pro forma financial information is not presented as the results are not material to the Company's consolidated financial statements.

Wolfe Lake HQ, LLC

On December 2, 2021, the Company, through its wholly-owned subsidiary Wolfe Lake HQ, LLC, completed the purchase of the real estate located at 5000 36th Street West, St. Louis Park, Minnesota pursuant to a real estate purchase agreement with WLPC East, LLC, a Minnesota limited liability company (an unaffiliated third-party) dated October 11, 2021. The real estate purchased consists of a 2-story office building, asphalt-paved driveways and parking areas, and landscaping. The building was constructed in 2004 with an estimated 54,742 total square feet of space. The real estate purchased is where Air T's Minnesota executive office is currently located. With this purchase, the Company assumed 11 leases from existing tenants occupying the building.

The total amount recorded for the real estate was $13.4 million, which included the purchase price of $13.2 million and total direct capitalized acquisition costs of $0.2 million. The consideration paid for the real estate consisted of approximately $3.3 million in cash and a new secured loan from Bridgewater Bank ("Bridgewater") with an aggregate principal amount of $9.9 million and a fixed interest rate of 3.65% which matures on December 2, 2031. See Note 14.

In accordance with ASC 805, the purchase price consideration was allocated as follows (in thousands):

Land	$	2,794
Building		8,439
Site Improvements		798
Tenant Improvements		269
In-place lease and other intangibles		1,108
	$	13,408

GdW Beheer B.V.

On February 10, 2022, the Company acquired GdW, a Dutch holding company in the business of providing global aviation data and information. The acquisition was completed through a wholly-owned subsidiary of the Company, Air T Acquisition 22.1, LLC ("Air T Acquisition 22.1"), a Minnesota limited liability company, through its Dutch subsidiary, Shanwick, and was funded with cash, investment by executive management of the underlying business, and the loans described in Note 14. As part of the transaction, the executive management of the underlying business purchased 30.0% of Shanwick. Air T Acquisition 22.1 and its consolidated subsidiaries are included within the Corporate and other segment.

Subsequent to the acquisition date, the Company made certain measurement period adjustments to the preliminary purchase price allocation, which resulted in an increase to goodwill of $0.3 million. The increase is attributable to a measurement period adjustment of $0.3 million related to certain intangible assets acquired and related deferred tax liabilities assumed due to clarification of information utilized to determine fair value during the measurement period. As of June 30, 2022, the measurement period was completed and all adjustments are reflected in the tables below.

Total consideration is summarized in the table below (in thousands):

		February 10, 2022
Consideration paid	$	15,256
Less: Cash acquired		(2,452)
Less: Net assets acquired		(6,520)
Goodwill	$	6,284

The transaction was accounted for as a business combination in accordance with ASC Topic 805 "Business Combinations." Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their fair values as of February 10, 2022, with the excess of total consideration over fair value of net assets acquired recorded as goodwill. The following table outlines the consideration transferred and purchase price allocation at the respective fair values as of February 10, 2022 (in thousands):

	February 10, 2022
ASSETS	
Accounts Receivable	$ 715
Other current assets	67
Property, plant and equipment, net	40
Intangible - Proprietary Database	2,576
Intangible - Customer Relationships	7,267
Total assets	10,665
LIABILITIES	
Accounts payable	15
Accrued expenses and deferred revenue	1,670
Deferred income tax liabilities, net	2,460
Total liabilities	4,145
Net assets acquired	$ 6,520

The following table sets forth the revenue and expenses of GdW, prior to intercompany eliminations, that are included in the Company's condensed consolidated statement of income for the fiscal year ended March 31, 2022 (in thousands):

	Income Statement Post-Acquisition
Revenue	$ 887
Cost of Sales	145
Operating Expenses	701
Operating Income	41
Non-operating income	19
Net income	$ 60

Pro forma financial information is not presented as the results are not material to the Company's consolidated financial statements.

3. MAJOR CUSTOMER

Approximately 36% and 41% of the Company's consolidated revenues were derived from services performed for FedEx Corporation in fiscal 2023 and 2022, respectively. Approximately 16% and 15% of the Company's consolidated accounts receivable at March 31, 2023 and 2022, respectively, were due from FedEx Corporation.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and reports financial assets and liabilities at fair value. Fair value measurement is classified and disclosed in one of the following three categories:

   Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

   Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

   Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following consolidated balance sheet items are measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements at March 31,			
	2023		2022	
Marketable securities (including restricted investments) (Level 1)	$	2,161	$	2,550
Interest rate swaps (Level 2)		2,420		889
Contrail's redeemable non-controlling interest (Level 3)	$	7,972	$	7,178

The fair values of our interest rate swaps are based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. See Note 9.

The fair value of Contrail's redeemable non-controlling interest is based on a combination of market approach and income approach and is classified as Level 3 in the hierarchy. See Note 24.

The fair value measurements which use significant observable inputs (Level 3), changed due to the following (in thousands):

	Contrail's Redeemable Non-Controlling Interest	
Beginning Balance as of April 1, 2022	$	7,178
Contribution from non-controlling member		—
Distribution to non-controlling member		—
Net loss attributable to non-controlling interests		(954)
Fair value adjustment - Contrail (Note 24)		1,748
Ending Balance as of March 31, 2023	$	7,972

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable approximate their fair values at March 31, 2023 and 2022.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company determines fair value of engine assets on lease or held for lease by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. An impairment charge is recorded when the carrying value of the asset exceeds its fair value. The Company used Level 2 inputs to measure write-downs of engine assets on lease or held for lease. As of March 31, 2023, as a result of our year-end valuation, we did not identify any impairment on our engine assets on lease or held for lease.

5. INVENTORIES

Inventories consisted of the following (in thousands):

	Year Ended March 31,	
	2023	**2022**
Overnight air cargo:		
Finished goods	546	28
Ground equipment manufacturing:		
Raw materials	4,589	4,688
Work in process	153	2,437
Finished goods	6,976	9,264
Corporate and other:		
Raw materials	794	705
Finished goods	726	728
Commercial jet engines and parts:		
Whole engines available for sale or tear-down	10,141	15,403
Parts	50,813	45,036
Total inventories	74,738	78,289
Reserves	(3,613)	(3,122)
Total inventories, net of reserves	$ 71,125	$ 75,167

A write-down of $7.3 million was recorded on the inventory of the commercial jet engines and parts segment during the fiscal year ended March 31, 2023, of which, $5.4 million was due to a management decision to monetize three engines by sale to a third party, in which the net carrying values exceeded the estimated proceeds. The remainder of the write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2023, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

6. LESSOR ARRANGEMENTS

Assets on lease

The Company leases equipment to third parties, primarily through Contrail which leases engines to aviation customers with lease terms between 1 and 3 years under operating lease agreements. For the assets currently on lease, there are no options for the lessees to purchase the assets at the end of the leases. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. Depreciation expense relating to engines on lease was $1.6 million and $0.3 million for the fiscal years ended March 31, 2023 and 2022, respectively.

Future minimum rental payments to be received do not include contingent rentals that may be received under certain leases because amounts are based on usage. Contingent rent earned totaled approximately $0 and $0.1 million for the fiscal years ended March 31, 2023 and 2022, respectively. As of March 31, 2023, future minimum rental payments to be received under non-cancelable leases are as follows (in thousands):

Year ended March 31,		
2024	$	94
2025		83
2026		7
2027		—
2028		—
Thereafter		—
Total	$	184

As of March 31, 2023, Contrail has received its return-to-condition compensation ("engine compensation") in the amount of $4.6 million on a previously leased engine that terminated in December 2022.

Office leases

The Company, through its wholly owned subsidiary, Wolfe Lake, leases offices to third parties with lease terms between 5 and 29 years under operating lease agreements. For the offices currently on lease, there are no options for the lessees to purchase the spaces at the end of the leases. The Company depreciates the assets on a straight-line basis over the assets' useful life. Depreciation expense relating to office leases was $0.3 million and $0.1 million for the fiscal years ended March 31, 2023 and 2022, respectively.

We recognized rental and other revenues related to operating lease payments of $1.4 million and $0.4 million, respectively, of which variable lease payments were $0.6 million and $0.2 million during the fiscal years ended March 31, 2023 and 2022, respectively. Future minimum rental payments to be received do not include variable lease payments that may be received under certain leases because amounts are based on usage. The following table sets forth the undiscounted cash flows for future minimum base rents to be received from customers for office leases in effect as of March 31, 2023:

Year ended March 31,		
2024	$	921
2025		863
2026		852
2027		839
2028		727
Thereafter		3,139
Total	$	7,341

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	Year Ended March 31,			
	2023		2022	
Furniture, fixtures and equipment	$	6,547	$	6,470
Leasehold improvements		7,666		6,297
Building		13,850		13,850
		28,063		26,617
Accumulated depreciation		(6,624)		(5,405)
Property and equipment, net	$	21,439	$	21,212

8. INTANGIBLES

Intangibles consisted of the following (in thousands):

	Year Ended March 31,			
	2023		**2022**	
Purchased software	$	544	$	447
Internally developed software		3,672		4,112
In-place lease and other intangibles		1,094		1,108
Customer relationships		8,050		7,694
Patents		1,112		1,112
Other		1,782		1,391
		16,254		15,864
Accumulated amortization		(4,191)		(2,947)
		12,063		12,917
In-process software		40		343
Intangible assets, total	$	12,103	$	13,260

In the fiscal year ended March 31, 2023, the Company impaired $0.3 million of previously capitalized costs related to a software project that was deemed no longer probable to be completed and placed in service.

The components of purchased intangible assets for WASI were as follows (in thousands):

		March 31, 2023					
	Average Remaining Amortization Period	Gross Carrying Amount		Accumulated Amortization		Net Amount	
Customer relationships	8 years, 10 months	$	683	$	13		670
Other	14 years, 4 months		361		4		357
	10 years, 9 months	$	1,044	$	17	$	1,027

Based on the intangible assets recorded at March 31, 2023 and assuming no subsequent additions to or impairment of the underlying assets, the remaining estimated annual amortization expense is expected to be as follows:

(In thousands)		**Amortization**
2024	$	1,236
2025		1,165
2026		1,081
2027		1,025
2028		976
Thereafter		6,580
	$	12,063

9. INVESTMENTS IN SECURITIES AND DERIVATIVE INSTRUMENTS

As part of the Company's interest rate risk management strategy, the Company, from time to time, uses derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from rising variable interest rate costs associated with existing borrowings (Air T - Term Note A and Air T - Term Note D). To meet these objectives, the Company entered into interest rate swaps with notional amounts consistent with the outstanding debt to provide a fixed rate of 4.56% and 5.09%, respectively, on Term Notes A and D. The swaps mature in January 2028.

On August 31, 2021, Air T and MBT refinanced Term Note A and fixed its interest rate at 3.42%. As a result of this refinancing, the Company determined that the interest rate swap on Term Note A was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Term Note A at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Term Note A's swap after August 31, 2021 are recognized directly into earnings. The remaining swap contract associated with Term Note D is designated as an effective cash flow hedging instrument in accordance with ASC 815.

On January 7, 2022, Contrail completed an interest rate swap transaction with Old National Bank ("ONB") with respect to the $43.6 million loan made to Contrail in November 2020 pursuant to the Main Street Priority Loan Facility as established by the U.S. Federal Reserve ("Contrail - Term Note G"). The purpose of the floating-to-fixed interest rate swap transaction was to effectively fix the loan interest rate at 4.68%. As of February 24, 2022, this swap contract has been designated as a cash flow hedging instrument and qualified as an effective hedge in accordance with ASC 815. During the period between January 7, 2022 and February 24, 2022, the Company recorded a loss of approximately $0.1 million in the consolidated statement of income (loss) due to the changes in the fair value of the instrument prior to the designation and qualification of this instrument as an effective hedge. After it was deemed an effective hedge, the Company recorded changes in the fair value of the instrument in the consolidated statement of comprehensive income (loss). On March 30, 2023, Contrail made a prepayment of $6.7 million on Contrail - Term Note G. As a result of this prepayment, the Company determined that the interest rate swap on Contrail - Term Note G was no longer an effective hedge. The Company will amortize the fair value of the interest-rate swap contract included in accumulated other comprehensive income (loss) associated with Contrail - Term Note G at the time of de-designation into earnings over the remainder of its term. In addition, any changes in the fair value of Contrail - Term Note G's swap after March 30, 2023 are recognized directly into earnings.

For the swaps related to Air T Term Note D and Contrail - Term Note G (prior to March 30, 2023), the effective portion of changes in the fair value on these instruments is recorded in other comprehensive income (loss) and is reclassified into the consolidated statement of income (loss) as interest expense in the same period in which the underlying hedged transactions affect earnings. The interest rate swaps are considered Level 2 fair value measurements. As of March 31, 2023 and March 31, 2022, the fair value of the interest-rate swap contracts was an asset of $2.4 million and $0.9 million, respectively, which is included within other assets in the consolidated balance sheets. During the years ended March 31, 2023 and 2022, the Company recorded a gain of approximately $1.0 million and $0.9 million, net of tax, respectively, in the consolidated statement of comprehensive income (loss) for changes in the fair value of the instruments.

The Company may, from time to time, employ trading strategies designed to profit from market anomalies and opportunities it identifies. Management uses derivative financial instruments to execute those strategies, which may include options, and futures contracts. These derivative instruments are priced using publicly quoted market prices and are considered Level 1 fair value measurements. During the fiscal year ended March 31, 2023, the Company recorded no gain and $0.3 million loss related to these derivative instruments. During the fiscal year ended March 31, 2022, the Company did not record any gain or loss related to these derivative instruments.

The following table presents these derivative instruments at fair value in the condensed consolidated balance sheets as of March 31, 2023 and March 31, 2022 (in thousands):

(In thousands)	March 31, 2023	March 31, 2022
Assets:		
Exchange-traded options & futures		
Other current assets	$ 179	$ —
Total assets	179	—
Liabilities:		
Exchange-traded options & futures		
Accrued Expenses and other	2	—
Total liabilities	$ 2	$ —

The Company also invests in exchange-traded marketable securities and accounts for that activity in accordance with ASC 321, Investments- Equity Securities. Marketable equity securities are carried at fair value, with changes in fair market value included in the determination of net income (loss). The fair market value of marketable equity securities is determined based on quoted market prices in active markets. During the fiscal year ended March 31, 2023, the Company had a gross unrealized gain aggregating to $0.5 million and a gross unrealized loss aggregating to $0.9 million. During the fiscal year ended March 31, 2022, the Company had a gross unrealized gain aggregating to $2.8 million and a gross unrealized loss aggregating to $2.4 million. These unrealized gains and losses are included in Other income (loss) on the consolidated statement of income (loss).

The market value of the Company's equity securities and cash held by the broker are periodically used as collateral against any outstanding margin account borrowings. As of March 31, 2023 and 2022, the Company had $0.1 million and $0 of outstanding borrowings under its margin account, respectively. As of March 31, 2023 and 2022, the Company had cash margin balances related to exchange-traded equity securities and securities sold short of $0.2 million and $0, respectively, which is reflected in other current assets on the consolidated balance sheets. The interest rate on margin account borrowings was 6.33% as of March 31, 2023.

10.   EQUITY METHOD INVESTMENTS

The Company's investment in Insignia is accounted for under the equity method of accounting. The Company has elected a three-month lag upon adoption of the equity method. As of March 31, 2023, the number of Insignia's shares owned by the Company was 0.5 million, representing approximately 27% of the outstanding shares. During the fiscal year ended March 31, 2021, due to loss attributions and impairments taken in prior fiscal years, the Company's net investment basis in Insignia was reduced to $0. On August 23, 2021, Insignia restated its 10-K for the fiscal year ended December 31, 2020 and its 10-Q for the quarter ended March 31, 2021. The Company evaluated these restatements and determined that they would not result in any additional impact on the Company's condensed consolidated financial statements. During the three months ended September 30, 2022, Insignia recorded net income of $11.8 million, which was primarily driven by a gain on litigation settlement of $12.0 million. During the fiscal year ended March 31, 2023, the Company's share of Insignia's net income for twelve months ended December 31, 2022 was $3.1 million. The Company applied $1.4 million to offset the cumulative value of unrecorded share of losses, resulting in net income recognition of $1.7 million. As of March 31, 2023, the Company's net investment basis in Insignia is $1.7 million.

The Company's 20.1% investment in CCI is accounted for under the equity method of accounting. Due to the differing fiscal year-ends, the Company has elected a three-month lag to record the CCI investment at cost, with a basis difference of $0.3 million. For the fiscal year ended March 31, 2023, the Company recorded income of $0.8 million as its share of CCI's net income for the twelve months ended December 31, 2022, along with a basis difference adjustment of $50.0 thousand. The Company's net investment basis in CCI is $3.1 million as of March 31, 2023. During the quarter ended December 31, 2022, the Company also paid off the $2.0 million promissory note payable to CCI. See Note 14.

Summarized audited financial information for the Company's equity method investees for the twelve months ended December 31, 2022 and December 31, 2021 are as follows (in thousands):

	Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Revenue	$	146,399	$	115,051
Gross Profit		20,668		5,642
Operating income (loss)		16,631		(9,627)
Net income (loss)		14,256		(7,473)
Net income (loss) attributable to Air T, Inc. stockholders	$	2,473	$	(815)

29

11. EMPLOYEE RETENTION CREDIT

The ERC, as originally enacted on March 27, 2020 by the CARES Act, is a refundable tax credit against certain employment taxes equal to 50% of the qualified wages an eligible employer pays to employees after March 12, 2020, and before January 1, 2021. The Taxpayer Certainty and Disaster Tax Relief Act (the "Relief Act"), enacted on December 27, 2020, amended, and extended the ERC. The Relief Act extended and enhanced the ERC for qualified wages paid after December 31, 2020 through June 30, 2021. Under the Relief Act, eligible employers may claim a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer pays to employees after December 31, 2020 through June 30, 2021. Under the American Rescue Plan Act of 2021 ("ARPA"), which was signed into law on March 11, 2021, the ERC was further extended through December 31, 2021. The purpose of the ERC is to encourage employers to keep employees on the payroll, even if they are not working during the covered period because of the COVID-19 outbreak.

The Company qualified for federal government assistance through the ERC provisions for the period between January 1, 2021 and September 30, 2021. As of March 31, 2022, we recognized the one-time refunds totaling $9.1 million which was included on the Consolidated Balance Sheets as an Employee Retention Credit receivable, as well as on the Consolidated Statements of Income (Loss) as an offset to the related employee expenses within general and administrative expenses in the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2023, the Company received $8.2 million of the total refunds, leaving $0.9 million in the Employee Retention Credit receivable.

12.   ACCRUED EXPENSES

		Year ended March 31,		
(In thousands)		2023		2022
Salaries, wages and related items	$	4,748	$	4,232
Profit sharing and bonus		1,672		1,365
Other deposits		2,560		2,948
Other		4,153		4,846
Total	$	13,133	$	13,391

13. LESSEE ARRANGEMENTS

The Company has operating leases for the use of real estate, machinery, and office equipment. The majority of our leases have a lease term of 2 to 5 years; however, we have certain leases with longer terms of up to 30 years. Many of our leases include options to extend the lease for an additional period.

The lease term for all of the Company's leases includes the non-cancellable period of the lease, plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise, or an option to extend the lease controlled by the lessor that is considered likely to be exercised.

Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments. Variable payments are typically operating costs associated with the underlying asset and are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Our leases do not contain residual value guarantees.

The Company has elected to combine lease and non-lease components as a single component and not to recognize leases on the balance sheet with an initial term of one year or less.

The interest rate implicit in lease contracts is typically not readily determinable, and as such the Company utilizes the incremental borrowing rate to calculate lease liabilities, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The components of lease cost for the fiscal years ended March 31, 2023 and 2022 are as follows (in thousands):

	Twelve Months Ended March 31, 2023	Twelve Months Ended March 31, 2022
Operating lease cost	$ 2,078	$ 2,102
Short-term lease cost	730	603
Variable lease cost	625	722
Total lease cost	$ 3,433	$ 3,427

Amounts reported in the consolidated balance sheets for leases where we are the lessee as of the fiscal years ended March 31, 2023 and 2022 were as follows (in thousands):

	March 31, 2023	March 31, 2022
Operating leases		
Operating lease ROU assets	$ 11,666	$ 7,354
Operating lease liabilities	$ 12,435	$ 8,177
Weighted-average remaining lease term		
Operating leases	12 years, 10 months	13 years, 5 months
Weighted-average discount rate		
Operating leases	4.95 %	4.33 %

Maturities of lease liabilities under non-cancellable leases where we are the lessee as of the fiscal year ended March 31, 2023 are as follows (in thousands):

	Operating Leases
2024	$ 2,265
2025	2,112
2026	1,827
2027	1,674
2028	1,202
Thereafter	8,944
Total undiscounted lease payments	18,024
Interest	(4,698)
Discount	(891)
Total lease liabilities	$ 12,435

14. FINANCING ARRANGEMENTS

Borrowings of the Company and its subsidiaries are summarized below at March 31, 2023 and March 31, 2022, respectively.

On June 9, 2022, the Company, Jet Yard and MBT entered into Amendment No. 1 to Third Amended and Restated Credit Agreement ("Amendment") and a related Overline Note ("Overline Note") in the original principal amount of $5.0 million. The Amendment and Note memorialize an increase to the amount that may be drawn by the Company on the MBT revolving credit agreement from $17.0 million to $22.0 million. The borrowing base calculation methodology remains unchanged.

The interest rate on borrowings under the facility that are less than $17.0 million remains at the greater of 2.50% or Prime minus 1.00%. The interest rate applicable to borrowings under the facility that exceed $17.0 million is the greater of 2.50% or Prime plus 0.50%. The commitment fee on unused borrowings below $17.0 million remains at 0.11%. The commitment fee on unused borrowings above $17.0 million is 0.20%. The Amendment also includes an additional covenant to the credit agreement, namely the requirement that the Company provide inventory appraisals for AirCo, AirCo Services and Worthington to MBT twice a year.

Each of the Company subsidiaries that has guaranteed the MBT revolving facility executed a guaranty acknowledgment in which they agreed to guaranty the Overline Note and acknowledged, among other things, that the Overline Note would not impair the lenders rights under the previously executed guaranty or security agreement.

The Overline Note and commitment matures on the earlier of March 31, 2023 or the date on which the Company receives all funds from the Company's Employee Retention Credit ("ERC") application (estimated at approximately $9.1 million) plus the full receipt of the Company's carryback tax refund for the year (estimated at approximately $2.6 million). As of March 31, 2023, the Overline Note was paid in full and terminated.

On September 30, 2022, the Company executed a promissory note payable to CCI ("Promissory Note - CCI") for $2.0 million that bears interest at 10.00% per annum and matured on December 30, 2022. As of December 31, 2022, this note has been repaid without penalty.

On November 8, 2022, Contrail entered into the Second Amendment to Master Loan Agreement (the "Amendment") with ONB. The Amendment amends the Master Loan Agreement dated as of June 24, 2019, as amended. The principal revisions made in the Amendment are: (i) the tangible net worth covenant was revised to require that Contrail maintain a tangible net worth of at least $12.0 million at all times prior to March 31, 2024 and $15.0 million at all times on or following March 31, 2024; and, (ii) that all proceeds from certain asset sales during the period beginning on October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G. Contrail executed a Collateral Assignment of two Aircraft engines in connection with the Amendment.

On January 31, 2022 the Company funded the WASI acquisition through (i) a promissory note to Worldwide Aviation, LLC, (ii) cash, and (iii) an additional secured loan from MBT. The promissory note to Worldwide Aviation, LLC in the amount of $1.5 million bears a fixed interest rate of 6.00% and is payable via periodic payments up to the January 1, 2026 maturity date. In connection with the acquisition, the Company and Jet Yard entered Amendment No. 2 to the Third Amended and Restated Credit Agreement ("Amendment No. 2") with MBT. Amendment No. 2 amends the Third Amended and Restated Credit Agreement dated as of August 31, 2021 as amended by that certain Amendment No. 1 to the Third Amended and Restated Credit Agreement dated June 9, 2022. Amendment No. 2 provides for a new term loan ("Term Loan F") in the amount of $1.0 million to help finance a portion of the consideration paid by the Company for WASI. Pursuant to the amendment, the Company executed Term Note F in favor of MBT in the original principal amount of $1.0 million. The note bears interest at a rate equal to the greater of six percent (6.00%) or the prime rate plus one percent (1.00%). The note obligates the Company to make monthly payments of principal plus accrued interest commencing March 1, 2023. The note may be prepaid, in whole or part, at any time without penalty and final payment of all amounts due under the note is due January 31, 2028.

On March 22, 2023, Contrail entered into the First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement ("the Amendment") with ONB. The Amendment amends the Master Loan Agreement dated June 24, 2019 with principal revisions to: (i) Section 3 of the Second Amendment was revised so that exclusion of certain gains and losses from the definition of "net income" applies through September 30, 2023, not March 31, 2023; (ii) Section 5 of the Second Amendment relating to prepayment of Term Loan G was amended to eliminate the requirement that all asset sales during the period beginning with October 1, 2022 and ending on March 31, 2023 be applied as prepayments on Term Loan G; instead, the Amendment provision now reflects the agreement that voluntary payments totaling $20.0 million would be made by the borrower on Term Loan G no later than September 30, 2023; and, (iii) a revolving note resting period covenant was added to the Amendment whereby the outstanding principal balance on the revolving note would be paid to zero (0) for at least thirty (30) consecutive days during each annual period ending on the anniversary date of the revolving note, provided the borrower has not achieved a debt service coverage ratio of 1.10:1. As mentioned in Note 9, during the quarter ended March 31, 2023, Contrail made a prepayment of $6.7 million on Term Loan G without penalty.

The following table provides certain information about the current financing arrangements of the Company's and its subsidiaries as of March 31, 2023 and 2022:

(In Thousands)	March 31, 2023		March 31, 2022		Maturity Date	Interest Rate	Unused commitments
Air T Debt							
Revolver - MBT	$	8,742	$	10,969	8/31/2023[1]	Greater of 2.50% or Prime - 1.00%	$ 8,258
Overline Note - MBT		—		—	3/31/2023[2]	Greater of 2.50% or Prime + 0.50%	

Term Note A - MBT	7,762	8,542	8/31/2031	3.42%	
Term Note B - MBT	2,740	3,014	8/31/2031	3.42%	
Term Note D - MBT	1,338	1,405	1/1/2028	1-month LIBOR + 2.00%	
Term Note E - MBT	800	2,316	6/25/2025	Greater of LIBOR + 1.50% or 2.50%	
Term Note F - MBT	983	—	1/31/2028	Greater of 6.00% or Prime + 1.00%	
Promissory Note - CCI	—	—	12/30/2022	10.00%	
Debt - Trust Preferred Securities	25,598	25,567	6/7/2049	8.00%	
Total	47,963	51,813			
AirCo 1 Debt					
Term Loan - Park State Bank ("PSB")	6,393	6,393	12/11/2025	3-month LIBOR + 3.00%[3]	
Total	6,393	6,393			
Jet Yard Debt					
Term Loan - MBT	1,844	1,943	8/31/2031	4.14%	
Total	1,844	1,943			
Contrail Debt					
Revolver - ONB	12,441	3,843	9/5/2023	1-month LIBOR + 3.45%[4]	12,559
Term Loan G - ONB	38,180	44,918	11/24/2025	1-month LIBOR + 3.00%[5]	
Term Loan H - ONB	—	8,698	8/18/2023	Wall Street Journal (WSJ) Prime Rate + 0.75%	
Total	50,621	57,459			
Delphax Solutions Debt					
Canadian Emergency Business Account Loan	30	32	12/31/2025	5.00%	
Total	30	32			
Wolfe Lake Debt					
Term Loan - Bridgewater	9,586	9,837	12/2/2031	3.65%	
Total	9,586	9,837			
Air T Acquisition 22.1					
Term Loan - Bridgewater	4,500	5,000	2/8/2027	4.00%	
Term Loan A - ING	2,610	3,341	2/1/2027	3.50%	
Term Loan B - ING	1,088	1,114	5/1/2027	4.00%	
Total	8,198	9,455			
WASI Debt					
Promissory Note - Seller's Note	1,279	—	1/1/2026	6.00%	
Total	1,279	—			
Total Debt	125,914	136,932			
Unamortized Debt Issuance Costs	(829)	(1,124)			
Total Debt, net	$ 125,085	$ 135,808			

Fiscal 2023's weighted average interest rate on short term borrowings outstanding was 7.77% . The weighted average interest rate on short term borrowings outstanding as of March 31, 2022 was 3.90%.

The Air T revolving credit facility and the Contrail revolving credit facility contain affirmative and negative covenants, including covenants that restrict the ability of the Company and its subsidiaries to, among other things, incur or guarantee indebtedness, incur liens, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments, make changes in the nature of its business, and engage in transactions with affiliates.

The obligations of Contrail under the Contrail Credit Agreement with ONB are secured by a first-priority security interest in substantially all of the assets of Contrail. The obligations of Contrail under the Contrail Credit Agreement are also guaranteed by the Company, up to a maximum of $1.6 million, plus costs of collection. The Company is not liable for any other assets or liabilities of Contrail and there are no cross-default provisions with respect to Contrail's debt in any of the Company's debt agreements with MBT.

At March 31, 2023, our contractual financing obligations, including payments due by period, are as follows (in thousands):

	Fiscal year ended	Amount

2024	$	38,736
2025		10,878
2026		27,034
2027		5,538
2028		4,016
Thereafter		39,712
		125,914
Unamortized Debt Issuance Costs		(829)
	$	125,085

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

Fair Value of Debts – As of March 31, 2023 and 2022, the carrying amounts reported in the consolidated balance sheets for the Company's debt instruments approximate the fair values. Estimated fair values are determined by comparing current borrowing rates and risk spreads offered in the market (Level 2 fair value measures) or quoted market prices (Level 1 fair value measures), when available, to the stated interest rates and spreads on the Company's debts.

Interest Expense, net - The components of net interest expense during the years ended March 31, 2023 and March 31, 2022 are as follows (in thousands):

	March 31, 2023		March 31, 2022	
Contractual interest	$	7,932	$	4,808
Amortization of deferred financing costs		331		367
Interest income		(328)		(227)
Total	$	7,935	$	4,948

---

[1] On June 23, 2023, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024, among other changes. See Note 26.

[2] Earlier of 3/31/23 or the date on which Air T has received the payment from the federal income tax refunds in the amount of approximately $2.6 million and Employee Retention Tax Credits in an amount not less than $9.1 million. As of March 31, 2023, the Overline Note was paid in full and terminated.

[3] On May 26, 2023, AirCo 1 executed an Amendment to Main Street Priority Loan Agreement with PSB. The Amendment replaces the three-month LIBOR benchmark applicable to the loan with a three-month SOFR based rate, which is defined as the three-month SOFR rate plus 3.26%. See Note 26.

[4] Effective May 26, 2023, Contrail amended the Promissory Note Revolving Note with ONB to replace the LIBOR based interest rate with a one-month SOFR based rate. The applicable interest rate is now the one-month SOFR-based rate, as defined in the loan agreement, plus 3.56%. See Note 26.

[5] Effective May 26, 2023, Contrail amended the Promissory Note Term Note G with ONB to replace the one-month LIBOR based interest rate with a one-month SOFR-based rate. The principal amount of the loan was $38.2 million on the effective date of the amended documents and the applicable interest rate is now the one-month SOFR based rate, as defined in the loan agreement, plus 3.11%. See Note 26.

33

15. RELATED PARTY MATTERS

Contrail leases its corporate and operating facilities at Verona, Wisconsin from Cohen Kuhn Properties, LLC, a limited liability company whose membership interests are owned by Mr. Joseph Kuhn, Contrail's Chief Executive Officer and Mrs. Miriam Cohen-Kuhn, Contrail's Chief Financial Officer, equally. The facility consists of approximately 21,000 square feet of warehouse and office space. The Company paid aggregate rental payments of approximately $0.2 million to Cohen Kuhn Properties, LLC pursuant to such lease during the period from April 1, 2022 through March 31, 2023. This lease expires on July 17, 2026. The lease agreement provides that the Company shall be responsible for maintenance of the leased facilities and for utilities, taxes and insurance. The Company believes that the terms of such leases are no less favorable to the Company than would be available from an independent third party.

Gary S. Kohler, a director of the Company, entered into an employment agreement with Blue Clay Capital Management, a wholly-owned subsidiary of the Company, in the Corporate and other segment, to serve as its Chief Investment Officer in return for an annual salary of $51.5 thousand plus variable compensation based on the management and incentive fees to be paid to the subsidiary by certain of these investment funds and eligibility to participate in discretionary annual bonuses.

Nick Swenson, CEO of the Company, is also the majority shareholder of CCI. As of March 31, 2023, Mr. Swenson owned 69.9% of ownership interests in CCI. Under the VIE model, Mr. Swenson is the primary beneficiary of CCI due to the high extent of his ownership relative to other shareholders of CCI, and the lack of shared power between Mr. Swenson and the Company ("the related party group") to direct the activities of CCI that most significantly impact CCI's economic performance.

Air T Acquisition 22.1's term loan with Bridgewater is secured by a first lien on all of the assets of the Subsidiary, a pledge of $5.0 million, 8.0% TruPs, and a personal guaranty of the Company's Chairman, President and Chief Executive Officer Nicholas Swenson.

In November 2021, Air T engaged Thomas Funds Americas, LLC ("TFA") to perform certain investment consultation services for the Company. Manit Rye, an employee of Air T, is the managing member of TFA. As of March 31, 2023, the Company has paid approximately $0.1 million to TFA to compensate for services rendered.

16. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

Air T, Inc. maintains two stock option plans for the benefit of certain eligible employees and directors. The first Air T stock option plan is the 2012 Stock Option Plan. The second Air T stock option plan is the 2020 Omnibus Stock and Incentive Plan. In addition, Delphax maintains a number of stock option plans. Compensation expense is recognized over the requisite service period for stock options which are expected to vest based on their grant-date fair values. The Company uses the Black-Scholes option pricing model to value stock options granted under the Air T, Inc. plans and the Delphax plans. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate and dividend yield. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense.

Air T's 2012 Stock Option Plan

No options were granted under Air T, Inc.'s 2012 Stock Option Plan during the fiscal years ended March 31, 2023 and 2022. No stock-based compensation expense with respect to this plan was recognized for the year ended March 31, 2023 and 2022, respectively. At March 31, 2023, there was no unrecognized compensation expense related to the Air T's 2012 stock options.

In Fiscal 2023, 3,750 options were exercised under the Air T's 2012 Stock Option Plan at $5.75 per share, which was disclosed within our condensed consolidated statement of equity. 7,500 unexpired options remain outstanding under this plan as of March 31, 2023.

Option activity during the fiscal years ended March 31, 2022 and 2023 is summarized below (in thousands, except for shares):

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2021	11,250	$ 6.61	2.07	$ 193,000
Granted	—	—		
Exercised	—	—		
Forfeited	—	—		
Repurchased	—	—		
Outstanding at March 31, 2022	11,250	6.61	1.07	182,000
Granted	—	—		
Exercised	(3,750)	5.75		
Forfeited	—	—		
Repurchased	—	—		
Outstanding at March 31, 2023	7,500	7.04	0.40	135,000
Exercisable at March 31, 2023	7,500	$ 7.04	0.40	$ 135,000

Air T's 2020 Omnibus Stock and Incentive Plan

On December 29, 2020, the Company's Board of Directors unanimously approved the 2020 Omnibus Stock and Incentive Plan (the "Plan"), which was subsequently approved by the Company's stockholders at the August 18, 2021 Annual Meeting of Stockholders. The total number of shares authorized under the Plan is 420,000. Among other instruments, the Plan permits the Company to grant stock option awards. Through March 31, 2023, options to purchase up to 326,000 shares have been granted under the Plan. Vesting of options is based on the grantee meeting specified service conditions. Furthermore, the number of vested options that a grantee is able to exercise, if any, is based on the Company's stock price as of the vesting dates specified in the respective option grant agreements. As of the first vesting date on June 30, 2022, 32,600 shares did not meet the stock price condition and therefore, could not be exercised. As of March 31, 2023, the remaining number of options that grantees are able to exercise is 293,400. The Company uses the Black-Scholes option pricing model to value stock options granted under the Air T's 2020 Omnibus Stock and Incentive Plan. We determined that the fair value of the Plan at inception was $1.3 million.

The key assumptions used in the Plan's Black-Scholes option pricing model are as follows:

Risk-free interest rate	0.94 %
Expected dividend yield	—
Expected term	10 years
Expected volatility	44.29 %

We do not anticipate significant forfeitures and elected to account for forfeitures as they occur. During fiscal years ended March 31, 2023 and 2022, total compensation cost recognized under the Plan was $0.3 million and $0.4 million, respectively. The unrecognized compensation cost related to nonvested awards is $0.6 million, which is expected to be recognized over a weighted average period of 8.25 years.

17. REVENUE RECOGNITION

Performance Obligations

Substantially all of the Company's non-lease revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.

The following is a description of the Company's performance obligations as of March 31, 2023:

Type of Revenue	Nature, Timing of Satisfaction of Performance Obligations, and Significant Payment Terms
Product Sales	The Company generates revenue from sales of various distinct products such as parts, aircraft equipment, printing equipment, jet engines, airframes, and scrap metal to its customers. A performance obligation is created when the Company accepts an order from a customer to provide a specified product. Each product ordered by a customer represents a performance obligation. The Company recognizes revenue when obligations under the terms of the contract are satisfied; generally, this occurs at a point-in-time upon shipment or when control is transferred to the customer. Transaction prices are based on contracted terms, which are at fixed amounts based on standalone selling prices. While the majority of the Company's contracts do not have variable consideration, for the limited number of contracts that do, the Company records revenue based on the standalone selling price less an estimate of variable consideration (such as rebates, discounts or prompt payment discounts). The Company estimates these amounts based on the expected incentive amount to be provided to customers and reduces revenue accordingly. Performance obligations are short-term in nature and customers are typically billed upon transfer of control. The Company records all shipping and handling fees billed to customers as revenue. The terms and conditions of the customer purchase orders or contracts are dictated by either the Company's standard terms and conditions or by a master service agreement or by the contract.
Support Services	The Company provides a variety of support services such as aircraft maintenance, printer maintenance, and short-term repair services to its customers. Additionally, the Company operates certain aircraft routes on behalf of FedEx. A performance obligation is created when the Company agrees to provide a particular service to a customer. For each service, the Company recognizes revenues over time as the customer simultaneously receives the benefits provided by the Company's performance. This revenue recognition can vary from when the Company has a right to invoice to the output or input method depending on the structure of the contract and management's analysis. For repair-type services, the Company records revenue over-time based on an input method of costs incurred to total estimated costs. The Company believes this is appropriate as the Company is performing labor hours and installing parts to enhance an asset that the customer controls. The vast majority of repair-services are short term in nature and are typically billed upon completion of the service. Some of the Company's contracts contain a promise to stand ready as the Company is obligated to perform certain maintenance or administrative services. For most of these contracts, the Company applies the 'as invoiced' practical expedient as the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the entity's performance completed to date. A small number of contracts are accounted for as a series and recognized equal to the amount of consideration the Company is entitled to less an estimate of variable consideration (typically rebates). These services are typically ongoing and are generally billed on a monthly basis.

In addition to the above type of revenues, the Company also has Leasing Revenue, which is in scope under Topic 842 (Leases) and out of scope under Topic 606 and Other Revenues (Freight, Management Fees, etc.) which are immaterial for disclosure under Topic 606.

The following table summarizes disaggregated revenues by type (in thousands):

	Year Ended March 31, 2023	Year Ended March 31, 2022
Product Sales		
Air Cargo	$ 29,493	$ 23,011
Ground equipment sales	47,100	40,676
Commercial jet engines and parts	89,700	49,356
Corporate and other	266	285
Support Services		
Air Cargo	60,857	51,344
Ground equipment sales	587	518
Commercial jet engines and parts	9,539	7,049
Corporate and other	4,328	1,167
Leasing Revenue		
Air Cargo	—	—
Ground equipment sales	154	383
Commercial jet engines and parts	2,365	1,156
Corporate and other	1,582	571
Other		
Air Cargo	193	54
Ground equipment sales	644	662
Commercial jet engines and parts	133	128
Corporate and other	382	717
Total	$ 247,323	$ 177,077

See Note 21 for the Company's disaggregated revenues by geographic region and Note 22 for the Company's disaggregated revenues by segment. These notes disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Contract Balances and Costs

Contract liabilities relate to deferred revenue, our unconditional right to receive consideration in advance of performance with respect to subscription revenue and advanced customer deposits with respect to product sales. The following table presents outstanding contract liabilities as of April 1, 2022 and March 31, 2023 and the amount of contract liabilities that were recognized as revenue during the year ended March 31, 2023 (in thousands):

	Outstanding Contract Liabilities	Outstanding Contract Liabilities Recognized as Revenue
As of March 31, 2023	$ 5,000	
As of April 1, 2022	4,727	
For the Year ended March 31, 2023		$ (3,984)

18. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan covering domestic employees and an 1165(e) defined contribution plan covering Puerto Rico based employees ("Plans"). All employees of the Company are immediately eligible to participate in the Plans. The Company's contribution to the Plans for the years ended March 31, 2023 and 2022 was approximately $0.7 million and $0.6 million, respectively, and was recorded in the consolidated statements of income (loss).

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2023 and 2022 was approximately $2.4 million and $2.0 million, respectively, and was recorded in general and administrative expenses in the consolidated statements of income (loss).

19. INCOME TAXES

Income tax expense (benefit) attributable to (loss) income from continuing operations consists of (in thousands):

		Year Ended March 31,		
		2023		2022
Current:				
Federal	$	46	$	1,358
State		150		44
Foreign		845		134
Total current		1,041		1,536
Deferred:				
Federal		29		(507)
State		(442)		140
Foreign		(196)		—
Total deferred		(609)		(367)
Total	$	432	$	1,169

Income tax expense attributable to income (loss) from continuing operations differed from the amounts computed by applying the U.S. Federal income tax rate of 21.0% to pretax income (loss) from continuing operations as follows (in thousands):

		Year Ended March 31,			
		2023		2022	
Expected Federal income tax expense (benefit) U.S. statutory rate	$	(2,384)	21.0 %	$ 2,813	21.0 %
State income taxes, net of federal benefit		(558)	4.9 %	177	1.3 %
Permanent Items		28	-0.2 %	(165)	-1.2 %
Micro-captive insurance benefit		(274)	2.4 %	(233)	-1.8 %
Change in valuation allowance		3,149	-27.7 %	(2,251)	-16.8 %
Income attributable to minority interest - Contrail		190	-1.7 %	(174)	-1.3 %
Write-off Delphax Tech SAS		—	0.0 %	2,225	16.6 %
PPP Loan Forgiveness		—	0.0 %	(1,650)	-12.3 %
Other differences, net		281	-2.5 %	427	3.2 %
Income tax expense (benefit)	$	432	-3.8 %	$ 1,169	8.7 %

The Company did not record any liabilities for uncertain tax positions for the fiscal years ended March 31, 2023 and March 31, 2022.

The Company (exclusive of Delphax which has a full valuation allowance) has federal gross operating losses of $1.7 million and state gross operating losses of $9.4 million at March 31, 2023. These net operating losses will begin to expire in tax year 2031. The Company has foreign tax credits of $0.4 million that will begin to expire in tax year 2029.

DSI and Delphax (collectively known as the "Delphax entities") are not included in Air T's consolidated tax return. During the year ended March 31, 2023, DSI and Delphax accounted for $0.3 million and $0.0 million, respectively, of fiscal year 2023's valuation allowance effect. During the year ended March 31, 2022, each entity, respectively, accounted for $0.2 million and $(2.2) million of the fiscal year 2022's valuation allowance effect.

Deferred tax assets and liabilities were comprised of the following (in thousands):

		2023		2022
Net operating loss & attribute carryforwards	$	5,968	$	3,794
Unrealized losses on investments		1,740		1,669
Inventory reserve		851		682
Accrued vacation		421		327
Foreign tax credit		391		263
Accounts and notes receivable		182		235
Interest rate swaps		77		138
Investment in partnerships		1,723		671

Lease liabilities		3,000	1,691
Other deferred tax assets		115	286
	Total deferred tax assets	14,468	9,756
Bargain purchase gain		(191)	(447)
Property and equipment		(1,804)	(1,532)
Right-of-use assets		(2,815)	(1,511)
Capital gain deferment		(1,799)	(1,696)
Foreign intangible assets		(2,159)	(2,572)
Other deferred tax liabilities		(110)	(36)
	Total deferred tax liabilities	(8,878)	(7,794)
	Net deferred tax assets $	5,590	$ 1,962
	Less valuation allowance	(8,007)	(4,774)
	Net deferred tax liabilities $	(2,417)	$ (2,812)

Delphax entities

Effective on November 24, 2015, Air T, Inc. purchased interests in Delphax. With an equity investment level by the Company of approximately 67%, Delphax is required to continue filing a separate United States corporate tax return. Furthermore, Delphax historically had foreign subsidiaries located in France, Canada and the United Kingdom; all of which file(d) tax returns in those jurisdictions. With few exceptions, Delphax, is no longer subject to examinations by income tax authorities for tax years before 2016.

Delphax maintains a September 30 fiscal year end and DSI maintains a March 31 fiscal year end. The returns for the fiscal years ended September 30, 2022 and March 31, 2023 have not yet been filed. The gross deferred tax balances related to the Delphax entities includes estimated foreign, U.S. federal and U.S. state loss carryforwards of $5.4 million, $8.4 million and $2.2 million, respectively. The net operating losses expire in varying amounts beginning in the tax year 2027.

The provisions of ASC 740 require an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets will be recovered. In accounting for the Delphax entities' tax attributes, the Company has established a full valuation allowance of $3.4 million at March 31, 2023, and $3.1 million at March 31, 2022. The cumulative tax losses incurred by the Delphax entities in recent years was the primary basis for the Company's determination that a full valuation allowance should be established against the Delphax entities' net deferred tax assets.

The Company continues to assert that it will permanently reinvest any foreign earnings of DSI in a foreign country and will not repatriate those earnings back to the U.S. As a result of its permanent reinvestment assertion, the Company has not recorded deferred taxes related to DSI under the indefinite exception.

Valuation Allowance

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2023, a valuation allowance of $8.0 million (inclusive of the Delphax entities' valuation allowances that were discussed above) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     (in thousands, except per share data)

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter
2023								
Operating Revenues	$	50,862	$	60,688	$	61,396	$	74,377
Operating (Loss) Income, net of tax		(802)		(1,336)		108		(9,755)
Less: (Income) Loss attributable to non-controlling interests		(631)		104		(698)		715
Loss attributable to Air T, Inc. Stockholders		(1,433)		(1,232)		(590)		(9,040)
Basic Loss per share	$	(0.50)	$	(0.43)	$	(0.21)	$	(3.15)
Diluted Loss per share	$	(0.50)	$	(0.43)	$	(0.21)	$	(3.15)
Antidilutive shares excluded from computation of income (loss) per share		7		4		5		5
2022								
Operating Revenues		36,968		43,238		45,433		51,438
Operating Income (Loss), net of tax		327		8,003		(1,189)		5,086
Less: Income attributable to non-controlling interests		(38)		(448)		(73)		(740)
Income (Loss) attributable to Air T, Inc. Stockholders		289		7,555		(1,262)		4,346
Basic Income (Loss) per share	$	0.10	$	2.62	$	(0.44)	$	1.51
Diluted Income (Loss) per share	$	0.10	$	2.60	$	(0.44)	$	1.51
Antidilutive shares excluded from computation of income (loss) per share		—		—		11		—

21. GEOGRAPHICAL INFORMATION

Total tangible long-lived assets, net of accumulated depreciation, located in the United States, the Company's country of domicile, and similar tangible long-lived assets, net of accumulated depreciation, held outside the United States are summarized in the following table as of March 31, 2023 and March 31, 2022 (in thousands):

	March 31, 2023	March 31, 2022
United States	$ 21,433	$ 34,067
Foreign	89	1,654
Total tangible long-lived assets, net	$ 21,522	$ 35,721

The Company's tangible long-lived assets, net of accumulated depreciation, held outside of the United States represent primarily engines on lease or held for lease at March 31, 2023. The net book value located within each individual country at March 31, 2023 is listed below (in thousands):

Country	March 31, 2023	March 31, 2022
Macau	$ —	$ 1,351
Other	89	303
Total tangible long-lived assets, net	$ 89	$ 1,654

Total revenue, located in the United States, and outside the United States is summarized in the following table as of March 31, 2023 and March 31, 2022 (in thousands):

	March 31, 2023	March 31, 2022
United States	$ 199,572	$ 142,898
Foreign	47,751	34,179
Total revenue	$ 247,323	$ 177,077

22. SEGMENT INFORMATION

The Company has four reportable segments: overnight air cargo, ground equipment sales, commercial jet engine and parts and corporate and other. Segment data is summarized as follows (in thousands):

(In Thousands)	Year Ended March 31,	
	2023	**2022**
Operating Revenues:		
Overnight Air Cargo:		
Domestic	$ 90,370	$ 65,441
International	173	8,968
Total Overnight Air Cargo	90,543	74,409
Ground Equipment Sales:		
Domestic	38,652	35,089
International	9,833	7,150
Total Ground Equipment Sales	48,485	42,239
Commercial Jet Engines and Parts:		
Domestic	67,599	40,798
International	34,138	16,891
Total Commercial Jet Engines and Parts	101,737	57,689
Corporate and Other:		
Domestic	2,952	1,571
International	3,606	1,169
Total Corporate and Other	6,558	2,740
Total	247,323	177,077
Operating (Loss) Income:		
Overnight Air Cargo	4,047	2,794
Ground Equipment Sales	3,141	3,220
Commercial Jet Engines and Parts	(957)	3,619
Corporate and Other	(10,638)	(878)
Total	(4,407)	8,755
Capital Expenditures:		
Overnight Air Cargo	307	148
Ground Equipment Sales	35	156
Commercial Jet Engines and Parts	572	1,204
Corporate and Other	293	50
Total	1,207	1,558
Depreciation and Amortization:		
Overnight Air Cargo	115	58
Ground Equipment Sales	164	234
Commercial Jet Engines and Parts	2,382	965
Corporate and Other	1,501	603
Total	$ 4,162	$ 1,860

The table below provides a reconciliation of operating income (loss) to Adjusted EBITDA by reportable segment for the fiscal year ended March 31, 2023 and 2022 (in thousands):

	Fiscal year 2023					
	Overnight Air Cargo	Ground Equipment Sales	Commercial Jet Engines and Parts	Corporate and Other		Total
Operating income (loss) from continuing operations	$ 4,047	$ 3,141	$ (957)	$ (10,638)	$	(4,407)
Depreciation and amortization (excluding leased engines depreciation)	115	164	745	1,501		2,525

Asset impairment, restructuring or impairment charges	342	—	7,319 [6]	179	7,840
Loss (Gain) on sale of property and equipment	1	9	(2)	—	8
Securities expenses	—	—	—	63	63
Adjusted EBITDA	**$ 4,505**	**$ 3,314**	**$ 7,105**	**$ (8,895)**	**$ 6,029**

	Fiscal year 2022				
	Overnight Air Cargo	**Ground Equipment Sales**	**Commercial Jet Engines and Parts**	**Corporate and Other**	**Total**
Operating income (loss) from continuing operations	$ 2,794	$ 3,220	$ 3,619	$ (878)	$ 8,755
Depreciation and amortization (excluding leased engines depreciation)	58	234	694	603	1,589
Asset impairment, restructuring or impairment charges	—	—	885	(80)	805
Loss on sale of property and equipment	2	1	2	—	5
Securities expenses	—	—	—	252	252
Adjusted EBITDA	**$ 2,854**	**$ 3,455**	**$ 5,200**	**$ (103)**	**$ 11,406**

[6] Included in the asset impairment, restructuring or impairment charges for the fiscal year ended March 31, 2023 was a write-down of $7.3 million on the commercial jet engines and parts segment's inventory, of which, $5.4 million was due to a management decision to monetize three engines by sale to a third party, in which the net carrying values exceeded the estimated proceeds. The remainder of the write-down was attributable to our evaluation of the carrying value of inventory as of March 31, 2023, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

23. EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net income (loss) attributable to Air T, Inc. stockholders by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive.

The computation of earnings per common share is as follows (in thousands, except per share data):

| | Year Ended March 31, | |
	2023	2022
Net (loss) income from operations	$ (11,785)	$ 12,227
Net income from operations attributable to non-controlling interests	(510)	(1,299)
Net (loss) income from operations attributable to Air T, Inc. Stockholders	(12,295)	10,928
(Loss) income from operations per share:		
Basic	$ (4.32)	$ 3.79
Diluted	$ (4.32)	$ 3.78
Antidilutive shares excluded from computation of (loss) income per share	5	—
Weighted Average Shares Outstanding:		
Basic	2,847	2,880
Diluted	2,847	2,888

24. COMMITMENTS AND CONTINGENCIES

Contrail Put/Call Option
Contrail entered into an Operating Agreement in connection with the acquisition of Contrail providing for the governance of and the terms of membership interests in Contrail and including put and call options with the Seller of Contrail. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. The Company has presented this redeemable non-controlling interest in Contrail between the liabilities and equity sections of the accompanying consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Contrail RNCI is a Level 3 fair value measurement that is valued at $8.0 million as of March 31, 2023. The change in the redemption value compared to March 31, 2022 is an increase of $0.8 million. The increase was driven by $1.8 million of the net change in fair value, offset by $1.0 million of net loss attributable to the non-controlling interest. As of the date of this filing, neither the Seller nor Air T has indicated an intent to exercise the put and call options. If either side were to exercise the option, the Company anticipates that the price would approximate the fair value of the Contrail RNCI, as determined on the transaction date. The Company currently expects that it would fund any required payment from cash provided by operations.

Contrail Asset Management, LLC and CJVII, LLC
On May 5, 2021, the Company formed an aircraft asset management business called Contrail Asset Management, LLC ("CAM"), and an aircraft capital joint venture called CJVII, LLC ("CJVII"). The new ventures focus on acquiring commercial aircraft and jet engines for leasing, trading and disassembly. The joint venture, CJVII, was formed as a series LLC ("CJVII Series"). It consists of several individual series that target investments in current generation narrow-body aircraft and engines, building on Contrail's origination and asset management expertise. CAM was formed to serve two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series as governed by the Management Agreement between CJVII and CAM ("Asset Management Function"), and 2) to directly invest into CJVII Series alongside other institutional investment partners ("Investment Function").

CAM has two classes of equity interests: 1) common interests and 2) investor interests. Neither interest votes as the entity is operated by a Board of Directors. The common interests of CAM relate to its Asset Management Function. The investor interests of CAM relate to the Company's and Mill Road Capital's ("MRC") investments *through* CAM into CJVII (the Investment Function) and ultimately into the individual CJVII Series. With regard to CAM's common interests, the Company currently owns 90% of the economic common interests in CAM, and MRC owns the remaining 10%. MRC invested $1.0 million directly into CAM in exchange for 10% of the common interests. For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and a carried interest from the direct investors into each CJVII Series. Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective common interests.

For its Investment Function, CAM's initial commitment to CJVII was approximately $51.0 million. The Company and MRC have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. These represent the investor interests of CAM, separate and distinct from the common interests. Any investment returns on CAM's investor interests are shared pro-rata between the Company and MRC for each individual investment at the CJVII Series. As of March 31, 2023, Air T has fulfilled its Investment Function initial commitment to CAM.

Per its Operating Agreement, CAM is comprised of only two Series: the Onshore and the Offshore Series. Participation in each is determined solely based on whether a potential investment at the CJVII Series is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2023, for its Investment Function, the Company has contributed $6.9 million to CAM's Offshore Series and $0.6 million to CAM's Onshore Series.

The Company determined that CAM is a variable interest entity and that the Company is not the primary beneficiary. This is primarily the result of the Company's conclusion that it does not control CAM's Board of Directors, which has the power to direct the activities that most significantly impact the economic performance of CAM. Accordingly, the Company does not consolidate CAM and has determined to account for this investment using equity method accounting. As of March 31, 2023, the Company's net investment basis in CAM is $5.7 million.

In connection with the formation of CAM, MRC has a fixed price put option of $1.0 million to sell its common equity in CAM to Air T at each of the first three (3) anniversary dates. At the later of (a) five (5) years after execution of the agreement and (b) distributions to MRC per the waterfall equal to their capital contributions, Air T has a call option and MRC has a put option on the MRC common interests in CAM. If either party exercises the option, the exercise price will be fair market value if Air T pays in cash at closing or 112.5% of fair market value if Air T opts to pay in three (3) equal annual installments after exercise. The Company previously recognized $1.0 million within "Other non-current liabilities" with an offset to equity as of March 31, 2022. We subsequently reviewed this accounting treatment and determined that there was no loss contingency that existed under ASC 450 as we did not expect the $1.0 million put option to be exercised in the money to MRC. As such, as of March 31, 2023, the Company reversed the $1.0 million previously recorded. This matter was not material to our consolidated financial statements for any quarterly or annual periods. With respect to the secondary put and call option, as it is priced at fair value, the Company also determined that there is no potential loss or gain upon exercise that would need to be recognized.

Shanwick Put/Call Option
In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes the Shanwick Put/Call Option with regard to the 30% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30% interest at the call option price that equals to the average EBIT over the 3 Financial Years prior to the exercise of the Call Option multiplied by 8. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option to require Air T to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the 3 Financial Years prior to the exercise of the Put Option multiplied by 7.5. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T.

The Company has presented this redeemable non-controlling interest in Shanwick between the liabilities and equity sections of the accompanying condensed consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the estimated redemption value at the end of each reporting period. As the Shanwick RNCI will be redeemed at established multiples of EBIT, it is considered redeemable at other than fair value. Changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests. The Shanwick RNCI's estimated redemption value is $4.7 million as of March 31, 2023, which was comprised of the following (in thousands):

	Shanwick's Redeemable Non-Controlling Interest
Beginning Balance as of April 1, 2022	$ 3,584
Contribution from non-controlling members	—
Distribution to non-controlling members	(336)
Net income attributable to non-controlling interests	189
Redemption value adjustments	1,301
Ending Balance as of March 31, 2023	$ 4,738

25. SHARES REPURCHASE

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 (retrospectively adjusted to 1,125,000 after the stock split on June 10, 2019) shares of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. During the year ended March 31, 2023, the Company repurchased 51,794 shares at an aggregate cost of $1.1 million, in which all were recorded as treasury shares. The Company has a total of 208,121 treasury shares as of March 31, 2023.

On August 16, 2022, President Biden signed the Inflation Reduction Act ("IRA") into law. The IRA enacted a 15% corporate minimum tax rate (subject to certain thresholds being met) that will be applicable to the Company beginning in its Fiscal 2024, a 1% excise tax on share repurchases made after December 31, 2022, and created and extended certain tax-related energy incentives. The Company does not currently expect that the tax-related provisions of the IRA will have a material impact on its consolidated financial statements.

As a result of the IRA's enactment into law, the Company is now subject to a 1% excise tax on share repurchases, effective for share repurchases made after December 31, 2022. This excise tax may be reduced for the value of certain share issuances. The excise tax incurred in connection with the Company's stock repurchases during the fourth quarter of Fiscal 2023 was not material.

26. SUBSEQUENT EVENTS

Amendment of ONB loans

Effective May 26, 2023, Contrail entered into the Fourth Amendment to Master Loan Agreement and the Amended and Restated Promissory Note Term Note G with ONB. The purpose of the amended documents was to replace the one-month LIBOR based interest rate with a one-month SOFR-based rate. All other material terms of the obligations remain the same. The principal amount of the loan was $38.2 million on the effective date of the amended documents and the applicable interest rate is now the one-month SOFR based rate, as defined in the loan agreement, plus 3.11%.

Effective May 26, 2023, Contrail entered into the First Amendment to Supplement #8 to Master Loan Agreement, the Fifth Amendment to Supplement #2 to the Master Loan Agreement and the Fourth Amended and Restated Promissory Note Revolving Note with ONB. The purpose of the amended documents was to replace the LIBOR based interest rate with a one-month SOFR based rate. All other material terms of the obligation remain the same. The maximum principal amount of the revolving note remains at $25.0 million and the applicable interest rate is now the one-month SOFR-based rate, as defined in the loan agreement, plus 3.56%.

Amendment of PSB Loan Agreement

On May 26, 2023, AirCo 1 executed an Amendment to Main Street Priority Loan Facility Term Loan Agreement with PSB. The Amendment replaces the three-month LIBOR benchmark applicable to the loan with a three-month SOFR based rate, which is defined as the three-month SOFR rate plus 3.26%. The principal amount of the loan was $6.4 million on the effective date of the amended agreement. The interest rate is to be determined on the 11th day of each month on the amounts that remain outstanding, commencing June 11, 2023.

Amendment of MBT Revolving Credit Agreement

On June 23, 2023, the Company and MBT entered into amendments to the MBT revolving credit agreement and related promissory note. The amendments extended the maturity date of the credit facility to August 31, 2024 and include the following changes:

1.   A $2.0 million seasonal increase in the maximum amount available under the facility. The maximum amount of the facility will now increase to $19.0 million between May 1 and November 30 of each year and will decrease to $17.0 million between December 1 and April 30 of each year;
2.   The reference rate for the interest rate payable on the revolving facility will change from Prime to SOFR, plus a spread. The exact spread over SOFR will change every September 30 and March 31 based on the Company calculated funded debt leverage ratio (defined as total debt divided by EBITDA). Depending on the result of the calculation, the interest rate spread applicable to the facility will range between 2.25% and 3.25%;
3.   The unused commitment fee on the revolving credit facility will increase from 0.11% to 0.15%; and,
4.   The covenant restricting the Company's use of funds for "Other Investments" was revised to limit the Company to $5.0 million of "Other Investments" per year.

PART III

Item 14.   *Principal Accountant Fees and Services.*
Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the caption "Audit Committee Pre-approval of Auditor Engagements" and "Audit Fees" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

PART IV

Item 15.   Exhibits and Financial Statement Schedules.

1.   Financial Statements

    a.   The following are incorporated herein by reference in Item 8 of Part II of this report:

        (i)   Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
        (ii)   Consolidated Balance Sheets as of March 31, 2023 and 2022.
        (iii)   Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended March 31, 2023 and 2022.
        (iv)   Consolidated Statements of Stockholders' Equity for the years ended March 31, 2023 and 2022.
        (v)   Consolidated Statements of Cash Flows for the years ended March 31, 2023 and 2022.
        (vi)   Notes to Consolidated Financial Statements.

2.   Exhibits

No.	Description
3.1	Restated Certificate of Incorporation dated October 30, 2001, Certificate of Amendment to Certificate of Incorporation dated September 25, 2008, Certificate of Designation dated March 26, 2012, and Certificate of Designation dated December 15, 2014, incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2014 (Commission File No. 001-35476)[1]
3.2	Certificate of Amendment to Certificate of Incorporation dated August 18, 2021[1]
3.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated November 21, 2012 (Commission File No. 001-35476)[1]
4.1	Specimen Common Stock Certificate of Air T, Inc., incorporated by reference to Exhibit 4.1 of the Company's Amended Registration Statement on Form S-1/A dated January 22, 2019 (Registration Number 333-228485)[1]

4.2	Description of Registered Securities, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022[(1)]
4.3	Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)[(1)]
4.4	Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)[(1)]
4.5	Second Amendment to the Air T Funding Amended and Restated Trust Agreement dated as of March 3, 2021, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)[(1)]
4.6	Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)[(1)]
4.7	Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)[(1)]
4.8	Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)[(1)]
4.9	Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-1 filed November 20, 2018 (Registration Number 333-228485)[(1)]
10.1	Premises and Facilities Lease dated November 16, 1995 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.5 to Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995 (Commission File No. 001-35476)
10.2	Second Amendment to Premises and Facilities Lease dated as of October 15, 2015 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 (Commission File No. 001-35476)[(1)]
10.3	Air T, Inc. 2005 Equity Incentive Plan, incorporated by reference to Annex C to the Company's proxy statement on Schedule 14A for its annual meeting of stockholders on September 28, 2005, filed with the SEC on August 12, 2005 (Commission File No. 001-35476)*[(1)]
10.4	Form of Air T, Inc. Director Stock Option Agreement (2005 Equity Incentive Plan), incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (Commission File No. 001-35476)*[(1)]
10.5	Air T, Inc. 2020 Omnibus Stock and Incentive Plan , incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*[(1)]
10.6	Form of Non-Qualified Stock Option Award Agreement under 2020 Omnibus Stock and Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*[(1)]
10.7	Employment Agreement dated as of March 26, 2014 between the Company and Nicholas J. Swenson, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 26, 2014 (Commission File No. 001-35476)*[(1)]

10.8	Employment Agreement between Air T, Inc. and Brian Ochocki dated June 12, 2019, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 18, 2019 (Commission File No. 001-35476)[1]
10.9	Form of Air T, Inc. Term Note A in the principal amount of $10,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)[1]
10.10	Amended and Restated Term Note A of Air T, Inc. in the principal amount of $9,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.11	Form of Air T, Inc. Term Note B in the principal amount of $5,000,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)[1]
10.12	Amended and Restated Term Note B of Air T, Inc. in the principal amount of $3,166,666.52 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.13	Form of Air T, Inc. Revolving Credit Note in the principal amount of $10,000,000 to Minnesota Bank & Trust dated December 21, 2017, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)[1]
10.14	Form of Air T, Inc. Amended and Restated Revolving Credit Note in the principal amount of $13,000,000 to Minnesota Bank & Trust dated November 12, 2018, incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476)[1]
10.15	Form of Amended and Restated Revolving Credit Note in the principal amount of $17,000,000 to Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)[1]
10.16	Amended and Restated Revolving Credit Agreement, in the principal amount of $17,000,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.101 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)[1]
10.17	Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust in the amount of $17,000,000 dated August 31, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.18	Amended and Restated Revolving Credit Note of Air T, Inc. to Minnesota Bank & Trust dated as of June 23, 2023.[1]
10.19	Form of Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission File No. 001-35476)[1]
10.20	Form of Amendment No. 1 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476)[1]
10.21	Form of Amendment No. 2 to Credit Agreement between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2018 (Commission File No. 001-35476)[1]

10.22	Form of Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 4, 2019) (Commission File No. 001-35476)[1]
10.23	Amendment No. 1 to Amended and Restated Credit Agreement, dated September 24, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.24	Form of Amendment No. 2 to Amended and Restated Credit Agreement, dated December 31, 2019 by and between Air T, Inc. and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**[1]
10.25	Form of Second Amended and Restated Credit Agreement, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)[1]
10.26	Third Amended and Restated Credit Agreement between Air T, Inc. and Minnesota Bank & Trust dated as of August 31, 2021, without exhibits or schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.27	Amendment No. 1 to Third Amended and Restated Credit Agreement by and between Air T, Inc, Jet Yard, LLC and Minnesota Bank & Trust dated June 9, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).[1]
10.28	Form of Amendment No. 2 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of January 31, 2023, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 31, 2023(Commission file No. 001-35476).[1]
10.29	From of Amendment No. 3 to Third Amended and Restated Credit Agreement between Air T, Inc., Jet Yard, LLC and MBT dated as of June 23, 2023.[1]
10.30	Form of Security Agreement, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated December 18, 2017 (Commission file No. 001-35476).[1]
10.31	Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)[1]
10.32	Amended and Restated Security Agreement by and amount Air T, Inc., the guarantors listed and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.33	Form of Air T, Inc. Term Note D in the principal amount of $1,680,000 to Minnesota Bank & Trust, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated February 20, 2018 (Commission File No. 001-35476)[1]
10.34	Promissory Note and Business Loan Agreement executed as of March 7, 2018 between Contrail Aviation Support, LLC as Borrower, and Old National Bank as the Lender, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 8, 2018) (Commission File No. 001-35476)[1]
10.35	Form of Second Amended and Restated Promissory Note Revolving Note, dated January 24, 2020 in the principal amount of $40,000,000 to Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)[1]

10.36	Third Amended and Restated Promissory Note Revolving Note of Contrail Aviation Support, LLC to Old National Bank dated September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)[1]
10.37	Fourth Amended and Restated Promissory Note Revolving Note executed by Contrail Aviation Support, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[1]
10.38	Form of Amended and Restated Guaranty in favor of Minnesota Bank & Trust dated March 28, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 4, 2019 (Commission File No. 001-35476)[1]
10.39	Amended and Restated Guaranty of various Air T subsidiaries in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.40	Guarantee Acknowledgment dated June 9, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).[1]
10.41	Form of Amended and Restated Security Agreement in favor of Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)[1]
10.42	Form of Subordination Agreement among AirCo 1, LLC, Air T, Inc. and Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)[1]
10.43	Form of Loan Agreement between AirCo 1, LLC and Minnesota Bank & Trust dated April 3, 2019, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated April 9, 2019 (Commission File No. 001-35476)[1]
10.44	Form of Amendment No. 1 to Loan Agreement, dated February 25, 2020 by and between AirCo 1, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 25, 2020 (Commission File No. 001-35476)[1]
10.45	Agreement as to Expenses dated as of June 10, 2019, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[1]
10.46	Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[1]
10.47	Capital Securities Guarantee dated as of June 10, 2019, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[1]
10.48	Amendment to Capital Securities Guarantee Agreement, effective as of March 31, 2021, dated as of March 31, 2021, by and between Air T, Inc. and Delaware Trust Company incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 31, 2021 (Commission File Nos. 001-35476 and 001-38928)[1]
10.49	Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[1]
10.50	Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 3, 2021 (Commission File No. 001-35476)[1]

10.51	Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[(1)]
10.52	Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)[(1)]
10.53	Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company's Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485)[(1)]
10.54	Second Amended and Restated Trust Agreement dated as of June 23, 2021, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[(1)]
10.55	Certificate of Interim Trust dated September 28, 2018, incorporated by reference to Exhibit 4.14 of the Company's Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485)[(1)]
10.57	Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)[(1)]
10.58	First Amendment to Master Loan Agreement, dated November 24, 2020 between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)[(1)]
10.59	Second Amendment to Master Loan Agreement, dated November 10,2022 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022 (Commission File No. 001-35476)[(1)]
10.60	First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement, dated March 22, 2023 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 22, 2023) (Commission File No. 001-35476)[(1)]
10.61	Fourth Amendment to Master Loan Agreement by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[(1)]
10.62	Supplement #1 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank. incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)[(1)]
10.63	Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, and Old National Bank. incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)[(1)]
10.64	Form of First Amendment to Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)[(1)]
10.65	Form of Second Amendment to Supplement #2 to Master Loan Agreement, dated January 24, 2020 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)[(1)]

10.66	Form of Third Amendment to Supplement #2 to Master Loan Agreement with Exhibit A, dated September 25, 2020 by and between Contrail Aviation Support, LLC and Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 30, 2020) (Commission File No. 001-35476)[1]
10.67	Fourth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank effective September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)[1]
10.68	Fifth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[1]
10.69	Air T, Inc. Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.70	Contrail Aviation Leasing, LLC Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.71	Supplement #3 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.72	Supplement #4 to Master Loan Agreement, dated August 16, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.73	Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC Term Note C in the principal amount of $13,000,594.00 to Old National Bank, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.74	Trustee Aircraft Security Agreement, dated August 16, 2019 by and between Wells Fargo Trust Company, National Association, Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.75	Beneficial Interest Pledge Agreement, dated August 16, 2019 by and between Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.76	Form of Declaration of Trust (MSN 29922), dated June 26, 2019 by and between Contrail Aviation Leasing, LLC, Wilmington Trust SP Services (Dublin) Limited, and Contrail Aviation Support, LLC, incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.77	Supplement #5 to Master Loan Agreement, dated October 30, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]

10.78	Trustee Aircraft Security Agreement, dated October 30, 2019 by and between Wilmington Trust SP Services (Dublin) Limited, Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Old National Bank, incorporated by reference to Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.79	Beneficial Interest Pledge Agreement, dated October 30, 2019 by and between Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.80	Third Trust Assignment and Assumption Agreement, dated July 26, 2019 by and between Sapphire Finance I Holding Designated Activity Company and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.81	Amendment Number Five to Aircraft Lease Agreement, dated June 20, 2019 by and between Wells Fargo Trust Company, National Association and Sun Country, Inc. d/b/a Sun Country Airlines, incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)**[1]
10.82	Form of Master Short-Term Engine Lease Agreement, IATA Document No. 5016-01, dated October 2012, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 9, 2019 (Commission File No. 001-35476)** [1]
10.83	Purchase Agreement, dated December 13, 2019 by and between Wilmington Trust Services (Dublin) Limited and KG Aircraft Rotables Co., Ltd., incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 19, 2019 (Commission File No. 001-35476)**[1]
10.84	Deed of Lease Novation, dated December 20, 2019 by and between Leasing Ireland DAC, CRO No. 662616, MAM Seldon Aviation 2 Designated Activity Company, and SmartLynx Airlines Estonia Oü, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]
10.85	Form of Supplement #6 to Master Loan Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, Contrail Aviation Leasing Ireland DAC, CRO No. 662616 and Old National Bank, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]
10.86	Form of Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, and Contrail Aviation Leasing Ireland DAC, CRO No. 662616 Term Note E in the principal amount of $6,894,790.00 to Old National Bank, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]
10.87	Form of Aircraft Security Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, Contrail Aviation Leasing Ireland DAC, CRO No. 662616, and Old National Bank, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]
10.88	Form of Air T, Inc. Amendment to Continuing Guaranty in favor of Old National Bank, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]
10.89	Form of Indemnity and Guaranty Agreement, dated December 19, 2019 by and between Contrail Aviation Support, LLC and Contrail Aviation Leasing Ireland DAC, CRO No. 662616, incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)**[1]

10.90	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 1, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**[(1)]
10.91	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 2, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**[(1)]
10.92	Form of Collateral Account Agreement, dated December 31, 2019, by and between Air T OZ 3, LLC and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated January 7, 2020 (Commission File No. 001-35476)**[(1)]
10.93	Form of Supplement #7 to Master Loan Agreement, dated February 3, 2020 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)[(1)]
10.94	Form of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC Term Note F, dated February 3, 2020 in the principal amount of $8,500,000 to Old National Bank, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)[(1)]
10.95	Form of Aircraft Assets Security Agreement, dated February 3, 2020 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated February 3, 2020 (Commission File No. 001-35476)[(1)]
10.96	Form of Air T, Inc. Promissory Note, in the principal amount of $8,215,000 in favor of Minnesota Bank & Trust, dated April 10, 2020, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 10, 2020 (Commission File No. 001-35476)[(1)]
10.97	Term Note E, in the principal amount of $9,463,000, dated as of June 26, 2020, by and between Air T, Inc., and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.100 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)[(1)]
10.98	Amended and Restated Term Note E of Air T, Inc. in the principal amount of $3,655,819.22 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[(1)]
10.99	"Jet Yard Collateral Account Agreements" dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.102 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)[(1)]
10.100	Amended and Restated Collateral Account Agreement between Jet Yard, LLD and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[(1)]
10.101	"Ambry Hill Collateral Account Agreements" dated as of June 26, 2020, by and between Jet Yard, LLC, and Minnesota Bank & Trust, incorporated by reference to Exhibit 10.103 to the Company's Annual Report on Form 10-K dated June 26, 2020 (Commission File No. 001-35476)[(1)]
10.102	Amended and Restated Collateral Account Agreement between Ambry Hill Technologies, LLC and Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[(1)]
10.103	Supplement #8 to Master Loan Agreement dated November 24, 2020 between Borrowers Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Lender Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476)[(1)]

10.104	First Amendment to Supplement #8 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[1]
10.105	$43,598,000 Promissory Note – Term Note G of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated November 24, 2020. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476)[1]
10.106	Amended and Restated Promissory Note Term Note G executed by Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[1]
10.107	Commercial Security Agreement of Contrail Aviation Support, LLC dated November 24, 2020, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)[1]
10.108	Commercial Security Agreement of Contrail Aviation Leasing, LLC dated November 24, 2020., incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)[1]
10.109	Term Loan Agreement for Mail Street Priority Loan Facility by and between Park State Bank and AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476)[1]
10.110	Amendment to Main Street Priority Loan Facility Term Loan Agreement by and between Airco 1, LLC and Park State Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)[1]
10.111	$6,200,000 Main Street Priority Loan Facility Term of AirCo 1, LLC in favor of Park State Bank dated December 11, 2020, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476)[1]
10.112	Security Agreement of AirCo 1, LLC dated as of December 11, 2020, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 23, 2020) (Commission File No. 001-35476)[1]
10.113	Pledge Agreement by and between AirCo, LLC and Park State Bank dated as of December 11, 2020, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 23, 2020 (Commission File No. 001-35476)[1]
10.114	At the Market Offering Agreement dated as of May 14, 2021, by and among the Air T, Inc., Air T Funding and Ascendiant Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 14, 2021 (Commission File No. 001-35476)[1]
10.115	First Amendment to At the Market Offering Agreement, dated November 18, 2021, by and between Air T, Inc., Air T Funding and Ascendiant Capital Markets, LLC, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 18, 2021 (Commission File No. 001-35476)[1]
10.116	Form of Contrail Asset Management, LLC Amended and Restated Limited Liability Company Agreement dated May 5, 2021, by and among the Members listed therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2021 (Commission File No. 001-35476)*[1]

10.117	Form of Engine Purchase Agreement, dated December 23, 2020, by and between Equipment Lease Finance Corporation and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 26, 2021 (Commission File No. 001-35476)*[1]
10.118	Form of Assignment, Assumption and Amendment Agreement dated March 30, 2021, by and among Engine Lease Finance Corporation, Companhia de Transportes Aereos Air Macau, SARL, and Contrail Aviation Leasing, LLC, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 26, 2021 (Commission File No. 001-35476)*[1]
10.119	Aircraft dry lease and services agreement between FedEx and CSA Air, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.97 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.120	Aircraft dry lease and services agreement between FedEx and Mountain Air Cargo, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.98 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.121	Joinder to Security Agreement between Minnesota Bank & Trust and Air'Zona Aircraft Services, Inc. dated June 23, 2021, incorporated by reference to Exhibit 10.99 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.122	Joinder to Guaranty of Air'Zona Aircraft Services, Inc. in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.100 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.123	Joinder to Security Agreement between Minnesota Bank & Trust and Jet Yard Solutions, LLC dated June 23, 2021, incorporated by reference to Exhibit 10.101 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.124	Joinder to Guaranty of Jet Yard Solutions, LLC in favor of Minnesota Bank & Trust dated June 23, 2021, incorporated by reference to Exhibit 10.102 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)[1]
10.125	Air T, Inc. 2020 Omnibus Stock and Incentive Plan**, incorporated by reference to the Company's Definitive Proxy Statement as Appendix A on Form DEF 14A dated July 19, 2021 (Commission File No. 001-35476)[1]
10.126	Jet Yard Term Note in the principal amount of $2,000,000 in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.127	Guaranty of Jet Yard, LLC in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.128	Guaranty of Air T, Inc. in favor of Minnesota Bank & Trust dated August 31, 2021, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K dated August 31, 2021 (Commission File No. 001-35476)[1]
10.129	Cooperation Agreement by and among Insignia Systems, Inc., Nicholas J. Swenson, Air T, Inc., Groveland Capital LLC; AO Partners I, L.P.; AO Partners, LLC and Glenhurst Co., dated October 11, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 11, 2021 (Commission File No. 001-35476)[1]

10.130	Real Estate Purchase Agreement between Air T, Inc. and WLPC East, LLC dated October 11, 2021, without exhibits, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 14, 2021 (Commission File No. 001-35476)[1]
10.131	Opinion of Winthrop & Weinstine, P.A. incorporated by reference to Exhibit 5.1 to the Company's Current Report on Form 8-K dated November 19, 2021 (Commission file No. 001-35476).[1]
10.132	Promissory Note with Bridgewater Bank dated December 2, 2021 in the principal amount of $9,900,000, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)[1]
10.133	Combination Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement with Bridgewater Bank dated December 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)[1]
10.134	International Swaps and Derivatives Association, Inc. 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)[1]
10.135	Schedule to the 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC, including Swap Transaction Confirmation dated January 7, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)[1]
10.136	Form of Engine Sale Agreement between Finnair Aircraft Finance Oy and Contrail Aviation Support, LLC dated January 19, 2022.*, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 19, 2022 (Commission File No. 001-35476)[1]
10.137	Form of Agreement for the Sale and Purchase of Shares in the share capital of GdW Beheer B.V. Between Mr G. de Wit (as the Seller), Decision Company B.V. and Ubi Concordia B.V. (as the Warrantors) And Shanwick B.V. (as the Purchaser) dated February 10, 2022, without exhibits or schedules (English Translation), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)[1]
10.138	Form of Loan Agreement between Air T Acquisition 22.1, LLC and Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)[1]
10.139	Form of Air T Acquisition 22.1, LLC $5,000,000 Promissory Note to Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)[1]
10.140	Supplement #9 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated February 18, 2022, without exhibits, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)[1]
10.141	Promissory Note Term Note H in the principal amount of $14,875,000 from CAS to Old National Bank dated February 18, 2022, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)[1]
10.142	Form of Security Agreement from CAS to Old National Bank dated February 18, 2022, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)[1]

10.143	Form of Overline Promissory Note dated June 9, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 14, 2022 (Commission file No. 001-35476).[1]
10.144	Form Promissory Note dated September 30, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 4, 2022 (Commission file No. 001-35476).[1]
10.145	Form of Term Note F dated January 31, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 31, 2023 (Commission file No. 001-35476).[1]
10.146	The Company's Quarterly Report on Form 10-Q dated August 12, 2022 (Commission File No. 001-35476)[1]
10.147	The Company's Quarterly Report on Form 10-Q dated November 10, 2022 (Commission File No. 001-35476)[1]
10.148	The Company's Quarterly Report on Form 10-Q dated February 10, 2023 (Commission File No. 001-35476)[1]
21.1	List of subsidiaries of the Company.[1]
23.1	Consent of Deloitte & Touche LLP (filed herewith)***
24.1	Power of Attorney.[1]
31.1	Section 302 Certification of Chief Executive Officer (filed herewith)***
31.2	Section 302 Certification of Chief Financial Officer (filed herewith)***
32.1	Section 1350 Certification of Chief Executive Officer (filed herewith)***
32.2	Section 1350 Certification of Chief Financial Officer (filed herewith)***
101	The following financial information from the Annual Report on Form 10-K for the year ended March 31, 2023, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders Equity, and (v) the Notes to the Consolidated Financial Statements (filed herewith).

* Management compensatory plan or arrangement required to be filed as an exhibit to this report.
** Certain information has been omitted from this exhibit pursuant to the request for confidential treatment submitted to the Securities and Exchange Commission. The omitted information has been separately filed with the Securities and Exchange Commission.
***Filed or furnished herewith, as required.
[1] Previously filed with our Original Filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. AIR T, INC.

By: /s/ Brian Ochocki
_____
Brian Ochocki, Chief Financial Officer
(Principal Financial Officer)   Date: June 27, 2023